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DAT : 5/7/07

KINGFISHER

Kingfisher plc
File Reference 82-968

Annual Report and Accounts 2006/07

AR/S
2-3-07

International retail
local detail




castorama
Eric
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colours
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à vos couleurs

Four strategic priorities

Strengthening

B&Q and Castorama's leadership positions in the UK and France, mainly by improving sales, margin and cost productivity in existing stores.



Expanding

proven growth businesses, with significant scope to expand their store network and grow market share.



Establishing

new opportunities for growth.


castor
МЫ ОТКРЫ

Capitalising

on key competitive advantages: buying scale and international diversity.


COLORS.
SENTETİK ASTAR
colours
B&Q colours
B&Q colours
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Progress in 2006/07



B&Q UK and Castorama France

B&Q UK made progress with its four operational drivers – price competitiveness, customer service, new products and store environment. A key development in the year was the successful trial of a new large-store format which will form the blueprint for revamping all of B&Q's 115 large stores. With new customer service initiatives and new ranges also performing well, management remains confident that an eventual 25% improvement in sales productivity from existing larger stores is achievable. By the end of the year, two new stores and nine revamped stores were trading in the new format. B&Q plans to convert all the remaining large stores to this format over the next four years, with a further 25 conversions planned for 2007/08 (see pages 20 to 23 for more details).

In France, Castorama continued its revitalisation programme with two new store openings and a further seven stores converted to the new format. Castorama now trades from 98 stores and it will continue its programme of revamping or relocating its remaining 65 older stores over the coming years.



Brico Dépôt France, Castorama Poland and Italy, B&Q China, Taiwan and Ireland and Screwfix Direct in the UK

To support continued expansion, £182 million, 40% of Kingfisher's total capital investment for the year, was invested in these businesses. Fifty-six new stores were opened in the year taking the total in this category to nearly 270, with a similar number planned to open in 2007/08.

In France, Brico Dépôt added 10 new stores taking its total to 81. A major new system upgrade was implemented to enhance competitiveness and productivity. In the UK, Screwfix Direct opened 31 new trade counter stores, taking the total to 38.

Castorama Poland continued to grow strongly and the first trial Brico Dépôt store was opened in Warsaw to target trade professionals. Castorama Italy and B&Q Ireland achieved strong growth.

In China, B&Q completed the integration of the OBI stores acquired in 2005 and returned to profitability. With 58 stores B&Q China has consolidated its position as market leader. B&Q Taiwan operates 21 stores. A smaller store format has been successfully trialled.



Brico Dépôt in Spain, Castorama in Russia, Koçtaş in Turkey, B&Q Home in South Korea and Trade Depot in the UK.

During the year, £51 million was invested in these developing businesses, 11% of Kingfisher's total capital spend. Twelve stores opened in the year taking the total trading to 29. In Turkey, Koçtaş is now profitable after expansion costs and Brico Dépôt Spain is also on track to overall profitability within the next 12-18 months. Trials continued into the second year at Trade Depot, which opened two more stores to serve the UK professional market. In Russia three stores opened during the year, marking Kingfisher's entry into this fast-developing market.

A further 12 stores are planned to open in 2007/08 in these development businesses.


colours
Une collection coordonnable
百丽彩 colours
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During the year, Kingfisher continued to bring new products to market, develop its own-brands and extend direct sourcing from low-cost countries. Kingfisher continued to develop its network of overseas sourcing offices in Europe and Asia. Direct sourcing shipments totalled around US$700 million, an increase of over 20% on the previous year.

Kingfisher companies also continued to share ideas, management talent and best practice, as shown during the year in the development of the new B&Q large-store format in the UK, the launch of Brico Dépôt in Poland and the entry of Castorama into Russia.



I was delighted to become Chairman of Kingfisher in May 2006, during an important and challenging period for both the Group and its shareholders.

The sharp decline in the UK home improvement market over the last two years has seriously impacted sales and profits at B&Q, Kingfisher's biggest business. However, vigorous and sustained management action has been taken which I believe is now beginning to bear fruit. I am encouraged by B&Q's momentum into 2007, in both adapting to an ongoing tougher market and developing its offer for the future.

At the same time, Kingfisher's increasingly important international businesses have continued to grow and develop. Outside the UK, sales rose by 15.1% in the year and profits rose by 2.7%, in constant currencies. Within the UK, consumer spending on home improvement was held back by rising interest rates and utility bills, inevitably impacting B&Q's trading. However, B&Q's ambitious development programme and a progressive stabilisation of the UK market during the year combined to show encouraging signs of progress in the second half.

Overall, total reported Group sales grew 8.3% to £8.7 billion in the year, with adjusted pre-tax profit down 11% to £396.6 million. Net debt was reduced during the year, following the disposal of over £200 million of property. In addition, there was a 9% increase in the valuation of the Group's property portfolio, in constant currencies, and a significant reduction in the pension fund deficit to £28 million, compared with £211 million in the previous year. Despite the fall in profits, the Board has recommended a maintained dividend for the year of 10.65p per share, after considering the Group's medium-term trading outlook, its overall financial strength and current investment needs.

In my first year as Chairman I have

Strategically, I believe Kingfisher is doing the right things, building on its established businesses in the UK and France, whilst investing in growth opportunities in other markets in Europe and Asia.

Group financial performance indicators

£ millions	2006/07[1]	2005/06	Reported change	Constant currency
Retail sales	**8,676**	8,010	**+8.3%**	**+7.4%**
Retail profit[2]	**503.7**	533.1	**-5.5%**	**-5.3%**
Adjusted pre-tax profit[3]	**396.6**	445.7	**-11.0%**	
Adjusted post-tax profit[3]	**277.0**	285.1	**-2.8%**	
Adjusted basic EPS[3]	**11.9p**	12.3p	**-3.3%**	
Pre-tax profit	**450.5**	231.8	**+94.3%**	
Post-tax profit[4]	**336.8**	139.5	**+141.4%**	
Basic EPS	**14.4p**	6.0p	**+140.0%**	
Full year dividend	**10.65p**	10.65p	**–**	
Like-for-like sales growth	**+0.9%**	-2.2%		
Net debt	**1,293.8**	1,355.2	**-4.5%**	
Underlying return on invested capital	**6.9%**	7.3%	**-0.4pps**	

1 For the UK businesses, reported results are for the 53 weeks ended 3 February 2007. Outside the UK, figures are on a calendar month basis.
2 Retail profit is stated before central costs, exceptional items, acquisition intangibles amortisation and share of joint venture and associate interest and tax.
3 Adjusted measures are before exceptional items, financing fair value remeasurements and amortisation of acquisition intangibles. A reconciliation to statutory amounts is set out in the Financial Review.
4 Profit for the period attributable to equity shareholders.

visited most of Kingfisher's businesses around the world and been very encouraged by what I have seen. With strong corporate and operating management, a focused and well-balanced family of leading businesses in both large, well-established markets like the UK and France, and younger, faster-growth markets across Europe and Asia, Kingfisher is a top tier international retailer with enormous potential. There are challenges too, not least the fragility of the UK market and the need to invest in equipping our two largest companies with the modern and attractive stores they need to meet our customers' changing needs – an absolute requirement for any retailer aspiring to sustainable leadership.

Strategically, I believe Kingfisher is doing the right things, building on its established businesses in the UK and France, whilst investing in growth opportunities in other markets in Europe and Asia. You can read more about this strategy in the Chief Executive's review on pages 6 and 7 and the Operating review on pages 20 to 29.

> We have the opportunity to build a truly world-class company if we can keep things simple and really focus on delivering quality and value to our customers.

Kingfisher has continued to make the most of its scale and international reach, developing its Group buying programmes and sharing ideas and management talent around the businesses. From my own experience I know that this is not easy, but I share our management's conviction that we have the opportunity to build a truly world-class company if we can keep things simple and really focus on delivering quality and value to our customers.

I would like to welcome two new non-executive directors to the Board. Daniel Bernard joined as Deputy Chairman, bringing with him a wealth of international retail experience from his 13 years as Chairman and Chief Executive of Carrefour, the second largest retailer in the world and one of the most successful internationally. Janis Kong joined the Board in December after a successful career with BAA, the leading UK airports operator. I would also like to take the opportunity to thank Margaret Salmon, who stepped down from the Board during the year after nine years of excellent service. We will miss Margaret's counsel and we wish her well.

Finally, I would like to thank Kingfisher's 80,000 staff around the world for their continued hard work, loyalty and professionalism and, as I have seen for myself, their wonderful enthusiasm. As always, it is their efforts on behalf of the customers in our stores that really make the difference.

Peter Jackson
Chairman

Key Group strategic performance indicators

	2006/07	2005/06
Strengthening:		
B&Q UK store space revamped (in year)	**11%**	5%
Castorama France store space revamped (in year)	**7%**	12%
Expanding:		
Net new stores opened	**56**	58
Establishing:		
Net new stores opened	**12**	8
Capitalising:		
Countries of operation	**11**	10
Direct sourcing	**US$702m**	US$575m

Corporate responsibility Refer to page 18 of this report for details.

Kingfisher remained focused on its four key strategic priorities, with the aim of delivering sustainable long-term growth and investment returns for shareholders.

Tough trading conditions in the UK and France and extensive change programmes in B&Q UK, Castorama France and Brico Dépôt combined to adversely affect profit growth in 2006/07. However, Kingfisher made good progress in its strategic objectives for these companies and delivered strong performances from its growing businesses in the Rest of Europe and Asia.

The UK home improvement market remained challenging in 2006/07, with consumer spending constrained by rising interest rates and utility bills, as well as an increasing tax burden. The market declined further during the first half, before stabilising over the summer and then starting to show signs of modest growth towards the end of the year. Across the full year the market declined around 0.5%, having fallen by 4% in the previous year. B&Q's market share was broadly stable.

B&Q gathered momentum during the year and delivered sales and profit growth in the second half. B&Q's development programme is encouraging and the pace of activity is accelerating in 2007/08. I remain convinced that these initiatives will make B&Q more attractive to its customers and more valuable for shareholders.

In France, the market became more price competitive as the year progressed, compressing Kingfisher's overall French gross margin by around 100 basis points in the second half. This pressure is expected to continue into 2007/08. However, Castorama made good progress in developing its stores and ranges and Brico Dépôt expanded further and strengthened its infrastructure.

Elsewhere in Europe and Asia, Kingfisher's international expansion continued with 27 new stores in nine countries, including the Group's first stores in Russia. Annual sales in the Rest of Europe exceeded £1 billion for the first time. Asia sales and profits grew strongly, benefiting from strong profit growth in China following the integration of the OBI China acquisition in 2005.

Strategic progress

Kingfisher remained focused on its four key strategic priorities with the aim of delivering sustainable long-term growth and investment returns for shareholders. Good progress was made against these priorities during the year.

A key development at B&Q was the successful trial of a new large-store format.

1) Strengthening developed businesses

These businesses include B&Q UK and Castorama France, representing almost two-thirds of Kingfisher's sales.

These established businesses are focused on strengthening their leadership positions by improving the sales productivity of existing store space and cost efficiency. The majority of current investment in these businesses is in modernising existing stores and business infrastructure, with modest capacity expansion.

B&Q made progress on its four operational drivers – price competitiveness, customer service, new products and store environment. A key development in the year was the successful trial of a new large-store format which will form the blueprint for revamping all of B&Q's 115 large stores. With new customer service initiatives and new ranges also performing well, management remains confident that an eventual 25% improvement in sales productivity from existing larger stores is achievable. By the end of the year, two new stores and nine revamped stores were trading in the new format. B&Q plans to convert all the remaining large stores to this format over the next four years, with a further 25 conversions planned for 2007/08.

In France, Castorama continued its revitalisation programme with two new store openings and a further seven stores converted to its latest format. Six stores not suitable for revamping were closed prior to conversion to Brico Dépôts. Castorama now trades from 98 stores and it will continue its programme of revamping or relocating its remaining 65 older stores over the coming years. Ranges continue to be updated, including the recent launch of a wider selection of contemporary kitchens.

2) Expanding proven growth businesses

These businesses include Brico Dépôt France, Castorama Poland and Italy, B&Q China, Taiwan and Ireland, and Screwfix Direct in the UK. In total they generate over one-third of Kingfisher's sales.

These younger businesses already enjoy market-leading positions and have reached a scale where they contribute strongly to Kingfisher's sales and profit growth and deliver good economic returns. Their main priority is to continue to expand quickly to capitalise on their market leadership. In total, these businesses generated cash after funding their cost of expansion in 2006/07.

To support continued expansion, £182 million, 40% of Kingfisher's total capital spend for the year, was invested in these businesses. Fifty-six net new stores were



Gerry Murphy, Kingfisher's Group Chief Executive, at the recently revamped B&Q store in Reading. B&Q had 11 revamped larger stores by the year end, with a further 25 planned for the current year.

opened in the year, taking the total in this category to nearly 270, with a similar number planned to open in 2007/08.

In France, Brico Dépôt added 10 new stores, taking the total to 81, and implemented a major new system upgrade to enhance the competitiveness and productivity of the business. In the UK, Screwfix Direct opened 31 of the successful new trade counter stores, taking the total to 38.

Elsewhere in Europe, Castorama Poland, which is aimed at the mainstream consumer, continued to grow strongly. The first trial Brico Dépôt store was opened in Warsaw to target the trade professional. Castorama Italy and B&Q Ireland also achieved strong growth.

In China, B&Q completed the integration of the OBI stores acquired during 2005 and returned to profitability for the year. In total, 58 stores are now trading, consolidating B&Q's position as the largest home improvement retailer in China. B&Q Taiwan, a 50% joint venture, now operates 21 stores across the island and is the clear market leader. A smaller store format has been successfully trialled.

Whilst trading conditions for our biggest businesses continue to be challenging, the longer-term outlook remains positive for home improvement retailing.

3) Establishing new opportunities for the future

These businesses include Brico Dépôt Spain, Castorama Russia, Koçtaş Turkey and Trade Depot in the UK.

During the year, investment of £51 million (11% of Kingfisher's total capital spend) was made in these developing businesses. Twelve stores opened in the year, taking the total trading to 29. Koçtaş is now profitable after expansion costs and Brico Dépôt Spain is also on track to overall profitability within the next 12-18 months. Trials continued into the second year at Trade Depot which opened two more stores to serve the UK professional market. In Russia, three stores opened during the year, marking Kingfisher's entry into this fast-developing market.

A further 12 stores are planned to open in 2007/08 in these development businesses.

4) Capitalising on buying scale and international diversity

During the year, Kingfisher continued to bring new products to market, develop its own-brands and extend direct sourcing from low-cost producers. Kingfisher continued to develop its network of overseas sourcing offices in Europe and Asia. Direct sourcing shipments totalled around US$700 million, an increase of over 20% on the previous year.

Kingfisher companies also continued to share ideas, management talent and best practice, as shown during the year in the development of the new B&Q large-store format in the UK, the launch of Brico Dépôt in Poland and the entry of Castorama into Russia.

Corporate Responsibility

Kingfisher is committed to ensuring that the long-term development of its business is sustainable and reflects the values and expectations of the communities in which it operates. As an international business with stores in 11 countries and sourcing offices in several more, it is important to establish consistent environmental and social standards across the Group's diverse operations, while taking into account the different cultures and levels of development of its operating companies. In response, Kingfisher has developed an environmental and social management system known as 'Steps to Responsible Growth' that sets out specific actions that all operating companies must take to meet policy commitments (see pages 18 and 19 for further details). Good progress was made in these key areas during the year in all of our businesses. Ian Cheshire, Chief Executive of B&Q, has become a member of the Corporate Leaders Group on Climate Change, a group of UK business leaders working with the government to combat climate change, and I am delighted to report that B&Q was recognised as the leading UK retailer for Corporate Social Responsibility with a Retail Week award for its autumn 2006 energy saving campaign.

Outlook

Whilst trading conditions for our biggest businesses continue to be challenging, the longer-term outlook remains positive for home improvement retailing. Kingfisher's leading market positions in the UK and France, and fast-developing positions elsewhere in Europe and Asia, provide a powerful platform from which to deliver sustainable long-term growth and returns for shareholders.

Ahead of the key Easter trading period, early 2007/08 trading has been stronger in our major markets, supported by better weather.

Gerry Murphy
Group Chief Executive

International expansion has been at the core of Kingfisher's strategy for many years. Castorama opened its first overseas business in Italy in 1988 and B&Q entered Taiwan in 1996. This strategy has continued in a measured way over the years, leading to a strong and fast-growing portfolio of international businesses which today provide strong growth and attractive economic returns for Kingfisher.

Huge markets

Kingfisher's international markets in aggregate are nearly five times the size of the UK market.



UK
£26 bn
France
£31 bn
Rest of
Europe
£36 bn
Asia
£35 bn
Total
£128 bn

Major growth opportunities

	Population million	Market size £ billion	Market share %
UK	61	26	15
France	61	31	9
Rest of Europe			
Poland	38	4	10
Italy	58	13	2
Turkey	74	4	3
Ireland	4	0.8	8
Spain	44	5	1
Russia	142	10	n/a
Asia			
China	1,300	27	2
Taiwan	23	2	10
South Korea	49	6	n/a

Source: EIU

Forecast DIY annual market growth 2006-2009



China
14.0%
Russia
10.0%
Poland
7.2%
Ireland
7.1%
Spain
6.9%
Taiwan
5.5%
France
4.9%
Italy
4.2%
UK
2.5%

Source: Kingfisher estimates

Kingfisher's 18 years of international expansion has been based on several key principles:

- Identify those markets that offer real scale, with opportunities for growth and returns
- Research the market in depth
- Build a strong local team from local nationals and allow local management autonomy, subject to close central monitoring of Key Performance Indicators
- Share ideas, resources and suppliers from around Kingfisher to create local advantage but adapt the business model to the local environment
- Expand once the business case is proven, and exit if it is not

Kingfisher entered the Russian market in 2006 with the Castorama brand. It now has three stores, with plans for another two during 2007/08.

Russia is a large and fast-growing consumer market. It has the largest population in Europe (142 million). Moscow alone has a population of 12 million, St Petersburg has 4.8 million and a further 18 cities have populations of over 500,000.

Consumer demand is generally strong and growing fast and spending on the home is particularly strong – the DIY market has grown by 11% on average every year for the last five years.

The market is very fragmented. Only 3% of demand is satisfied by modern, organised stores.

- £10 billion market growing fast
- 85% of homes need refurbishment
- Newly constructed homes are delivered as 'empty shells' requiring customers to complete the fit-out
- The mortgage market is developing
- Property prices are rising
- Half of all Muscovites own a second property (dacha)

Focus on Russia


St Petersburg
Moscow
Samara
Kingfisher
UK
France
Rest of Europe
Asia
Hornbach

Customers understanding their needs

Kingfisher is a mass market, international retailer serving six million diverse customers each week in its stores and many more via the internet and telephone. Whilst customers vary by nationality, gender, age, wealth, aptitude and culture, it is possible to consider three broad groups of customers for whom stores, products, pricing and services need to be adapted. A selection of customers' quotes are shown below.

'Everyday DIYer'



Typically this customer is a young male carrying out basic maintenance on his home and garden and expanding his collection of tools and equipment to do the job well. However, women are increasingly playing a more significant part, reflecting greater female home ownership and independence.

"I'm often in to pick up bits and pieces. I want good prices all the time and not just when there's a sale"

"My leisure time is too precious to go from shop to shop at the weekend. I want to find all my DIY needs under one roof"

"I want to get what I need quickly and get on with the job. I get frustrated if I can't find it in the store or it's out of stock"

"Helpful staff make all the difference. It's great when they know exactly where things are or can give tips and advice"

"I enjoy browsing for tools and gadgets that will help me do a better job"

'Project initiator'



These customers are increasingly important as rising wealth levels and busy lives mean more people will pay others to complete major home makeovers for them – Do-it-for-me (DFM), rather than DIY. They spend more than average on major home improvement projects but they shop less regularly. Importantly, around 75% of home project initiators are women.

"I need someone to take the time to help me design what I want and tell me how much it will all cost"

"Wandering around a dusty old store isn't very inspiring. I like to browse in a bright, modern environment"

"I like to look and touch real displays, photos are never enough"

"If I'm spending good money on a new kitchen I don't want to end up with a cowboy out of the local classifieds fitting it. I want the retailer to take responsibility for installation"

"I can't afford to do big improvements regularly. When I do something big I want a deal and some help financing it"

'Trade professional'


DEWALT

For these customers time is money.

"Having one of everything in stock is no good. I need a pallet load"

"I can't down tools on the job so I need somewhere that's open on my way to work"

"I don't get paid until the job is finished so I need credit"

"I'm a big, loyal customer so I want a discount"

"I use professional brands which I know will do a good job"

"Somewhere to load the van is a big help"


LARGE FORMAT
B&Q
LOW PRICES EVERYDAY

8,000+ sq m
30,000 to 50,000 products

278 stores in 9 countries, typically operating as B&Q and Castorama

These stores serve all customers' needs under one roof. The **'Everyday DIYer'** can find the largest assortment of repair and maintenance products in the market at the best price. Specialist staff are available for advice and the store has a large demonstration area for DIY master classes in the evenings and at weekends. The **'Project initiator'** can browse the many roomsets displaying complete kitchens, bathrooms and bedrooms and plan a major project with the help of dedicated design consultants. Many of the project finishing touches are also stocked. The **'Trade professional'** can shop in a dedicated area of the store with easy access for loading commercial vehicles. The store has extended opening hours for the convenience of all its customers.


MEDIUM FORMAT
castorama

5,000-8,000 sq m
20,000 to 30,000 products

174 stores in 11 countries, typically operating as B&Q, Castorama, Brico Dépôt and Koçtaş

These stores specialise in serving the **'Everyday DIYer'** and the **'Trade professional'**. Typically they offer the largest range of repair and maintenance products in their local market at the keenest prices. Often located closer to town centres, they are convenient for all day-to-day customer needs.

The smaller size of these stores is an advantage in those markets where availability of larger sites is limited by congestion or planning restrictions.


SMALL FORMAT
BRICO
DEPÔT

Up to 5,000 sq m
Up to 15,000 products

266 stores in 8 countries, typically operating as B&Q, Brico Dépôt, Trade Depot, Screwfix Direct and Koçtaş

These stores are specifically designed to satisfy the needs of the **'Trade professional'** although increasingly **'Everyday DIYers'** use them too. Their smaller size and trade focus makes finding sites and obtaining planning permission easier and they require significantly less capital investment.



Tony Williams
Group Human Resources Director

Developing skills across different cultures

Our World

Staff engagement with business strategy

A key priority for the past year has been to ensure high levels of staff engagement within B&Q UK and Castorama France as both businesses continue to implement their action programmes. At B&Q UK, regular staff communication has been crucial, with frequent updates regarding B&Q's strategy and the roll-out of the store revamp programme with its improved product, price and service promises.

Tailored training has also been provided to support key service initiatives such as the in-store 'Service Squads' and the employment of more staff with specialist knowledge in key departments such as flooring and tiling. These new initiatives have led to B&Q's twice yearly staff engagement surveys showing their best results for over five years.

At Castorama in France, the launch in September of the new 'Castoramoa' staff internet site was a landmark event (see panel). This secure interactive site enables staff to become more involved in the decision-making process within the business. The first subject chosen for discussion was the new uniform for store staff.

At Brico Dépôt France a major staff information and training programme was devised to support the introduction during the year of SAP technology into the store and supply chain systems. This involved 700 detailed workshops to ensure that SAP was adapted sufficiently to suit Brico Dépôt's needs prior to being rolled out. Supported by a system of regional training managers from eight stores, SAP had been fully implemented in two-thirds of stores by the year-end, with completion planned for the first half of this year.

Recruitment and training

Kingfisher's businesses in China and Russia have different challenges to those in established markets, principally the recruitment and training of large numbers of staff. Last year alone B&Q China opened 10 new stores, and hired a total of 2,500 new workers. To keep pace with growth B&Q China needs to recruit several thousand new staff every year, including 400 at management level, in an increasingly competitive labour market.

Last year, B&Q China's 10,000-plus workforce received an average of 36 training hours per person. B&Q China has developed a Fast Track Programme, modelled on a similar scheme at B&Q UK, in which high-potential managers can be developed and retained via a recognised internal route to promotion. Senior managers in the Group's Asian business have also been able to attend specialist retail training courses run in partnership with Monash University of Australia.

Valuing diversity

Kingfisher is a responsible employer, which values diversity and actively promotes policies on gender, age, disability and race. In the UK for example, B&Q is well-known for its age diversity policy. Around a quarter of B&Q's employees are aged over 50, balanced by over 22% of its workforce being under 24 years old.


castoramoa

Smart ideas through better staff engagement

Castorama staff website

The launch of the Castorama France staff website in September 2006 was intended to involve its staff more in decision-making. Using a secure internet site which can be accessed from their office, home or store computer, staff can post ideas, PowerPoint presentations, photos or video clips on to the site on a range of subjects. Using the slogan "My idea, your idea, our idea", the Castoramoa site aims to be a democratic communications tool which puts staff in touch with each other and the management via online chatrooms.

The first subject chosen for discussion was the choice of a new staff uniform. By the end of January, three-quarters of Castorama's 13,000 staff had used the site, with a total of 100,000 hits. Over 700 ideas for the uniform were contributed. The winning design is pictured above.

Management development

In a people business like retailing, the ability to attract, retain and develop the best people is vital. Kingfisher's size and international spread provides unique career and personal development opportunities in retailing for staff, as well as an excellent international talent pool for the business.

Turning these development opportunities into reality, whilst at the same time gaining local competitive advantage by sharing knowledge and talent around the Group is important to Kingfisher. As a result, numerous Group-wide programmes have been developed to make the sharing and transfer of knowledge simpler, quicker, and more cost-effective. These programmes are in addition to, and work in conjunction with, locally operated programmes which focus mainly on local staff engagement, recruitment and training.

Group-wide programmes

The Kingfisher Executive Group (KEG) consists of around 150 of the most senior managers across Europe and Asia. Members of the KEG share their considerable knowledge and experiences by participating in Group-wide initiatives, working forums and internally published case studies.

To identify the senior managers of tomorrow a Kingfisher Talent Group (KTG) has recently been launched. The 60 members of the KTG are the 'rising stars' within the organisation which Kingfisher aims to encourage and nurture in a structured way, including personal development training, mentoring and project work outside their home market.



Mariusz Gliwinski (36), President, B&Q China

"Kingfisher is a very diverse organisation and offers managers tremendous opportunities to develop their careers in different markets. It was a great experience working for B&Q Taiwan after two years running a Kingfisher business in Europe. I learned how different Asian customers are compared to those in Europe and how important services are in Asia."

Mariusz was appointed President of B&Q China in autumn 2006 after three years as head of B&Q Taiwan, where he developed the business and maintained its position as market leader. Previously he spent seven years at Nomi, a former Kingfisher business in Poland, including three years as General Manager.

These roles have enabled Mariusz to transfer the knowledge and skills gained in one market to another.



Médéric Payne (32), Director of Merchandising, B&Q (UK & Ireland)

"It's all about product and making our stores exciting for customers to come to and realise their home improvement projects. I believe in having a passion for retailing and seeing customers being inspired when visiting our stores."

Since returning to B&Q UK as Director of Merchandising in April 2006, Médéric has played a key role in the development of the new large-store format. Médéric used the experience gained from his previous role in the Group as Director of Merchandising at Castorama France where he was part of the team that developed the successful store revamp programme. Médéric was able to bring to B&Q UK product display ideas in departments such as flooring and curtains which had already been successfully implemented in France. Médéric joined Kingfisher in 1999 on the Group's fast-track management scheme, initially training in the B&Q Warehouse stores before transferring to Castorama France.



Nataliya Bernadskaya (35), Castorama Russia

"I spent several years at Castorama Poland, which helped me gain a lot of retail knowledge and skills and I wanted to use this experience in a new retail market. My work at both Castorama Poland and Castorama Russia helps me handle the unusual problems that you can face in any retail business and I find this part of my job very exciting."

Nataliya joined Castorama Russia from Castorama Poland at the beginning of 2006 to help provide operational experience as the Group prepared to open its first Russian stores. Nataliya, who spent over seven years at Castorama Poland, helped in the opening of the stores in Samara and St Petersburg and will move to the first Moscow store as deputy store manager when it opens under the Castorama banner this spring.

New products fresh ideas



Roller Blinds
LISA

New ranges from around the world
B&Q UK is currently rolling out improved wall and window decoration ranges to its larger stores, with a wider selection of wallpaper, curtains and blinds. B&Q worked with Kingfisher's sourcing offices in Hong Kong, India and Poland to secure new, innovative ranges, with product display ideas coming from Castorama France. The photo shows Lisa Blackmore, left, B&Q's window décor buyer, with some of the new ranges in the Cribbs Causeway store near Bristol.

Suppliers and Kingfisher working together



Paul Mir
Group Commercial
Director


AEG
239,00

Powering up own-brands
Kingfisher continued to add new products to its successful MacAllister range of power tools and garden products. The brand is now sold in most of the Group's key markets.

As the world's third largest home improvement retailer, with over 700 stores in 11 countries, Kingfisher has the scale and international reach to source the best range of products for its customers, at the best possible prices. Kingfisher, together with its joint ventures and strategic partner Hornbach, has total sales of around £10 billion, and, with the Hornbach group of companies also participating in the Group's sourcing programmes, a combined buying scale of over £6 billion.

This buying strength and international breadth is a major asset, and, over the years, Kingfisher has developed long-term, mutually beneficial relationships with many of the world's leading suppliers of home improvement products. With quality goods sourced on favourable terms, Kingfisher is able to pass on these savings to its customers around the world in the form of lower prices in its stores.

In addition to price and quality, the key priorities of Kingfisher's Group sourcing programmes are product innovation and exclusivity, own-brand development, speed to market, and the continued extension of direct sourcing, which is co-ordinated through Kingfisher's well-established international network of sourcing offices.

Direct Sourcing

Direct sourcing is a major source of competitive advantage for Kingfisher as it enables the Group to buy goods direct from the factories of the best and lowest-cost producers. Kingfisher has five overseas sourcing offices – in Shanghai, Hong Kong, Poland, India and Thailand, each specialising in particular product areas. Last year, direct shipments rose by 23% to US$702 million (at factory prices). Growth was particularly strong in areas such as own-brand power tools; the Magnusson hand tool range for Brico Dépôt France and B&Q UK; and mobile air conditioning units which were produced for B&Q UK, Castorama France, Italy and Poland, and the Hornbach companies. In addition, innovative designer bathroom suites were sourced for Castorama France, and new ranges of wallpaper and window décor (curtains and blinds) for B&Q UK.

The development and sourcing of new wall and window décor ranges for B&Q UK in the past year are good examples of Kingfisher companies working together and using direct sourcing to produce innovative new ranges for customers. Building on ideas already tested in the new format Castorama stores in France, B&Q UK last year completely overhauled its range of wallpaper and curtains using Kingfisher's sourcing offices in Hong Kong, India and Poland. The in-store product displays were also modelled on the successful merchandising used in the Castorama France stores.

Own-brand development

The development of Kingfisher's cross-Group own-brand continued during the year. Both B&Q UK and Castorama France have developed a common, integrated approach to decorative products, with the ranges being grouped together in four distinct style themes. The B&Q styles are Contemporary, Country, Heritage and Fun, making it easier for customers to match their choices to the style of their home. The same approach is now being extended to other Kingfisher operating companies.

The development of the Colours decorative range continued, with Colours paint launched in Castorama Poland during the year. In own-brand power tools, the Group started a programme to co-ordinate the development of the Performance Power and MacAllister power tool range more effectively. An additional innovation during the year was the launch of MacAllister laser levels. In France, Brico Dépôt successfully launched its Magnusson hand tool range.

Paul Mir was appointed Group Commercial Director in January 2007 to lead the next phase of the Group's international commercial programme. He has over 20 years' experience in international supply management at Fnac and Carrefour.

In retail it is often said that the only thing that never changes is the need to keep changing. The most successful retailers understand that customer needs and wants are constantly evolving, and anticipate and capitalise on these trends.

Kingfisher's businesses have a long history of innovation, adapting their product ranges, store environments and customer services to better serve their customers and keep ahead of the competition. However, the need to innovate is accelerating as customers increasingly have alternative ways to research and buy products and more international travel has raised awareness.

Kingfisher is uniquely placed to benefit from this trend. As the largest and most international home improvement retailer in Europe and Asia, with operations in 11 countries, there is a large pool of talent and new ideas from which all the businesses can draw. Today, capitalising on Kingfisher's international scale and diversity is one of the Group's four key strategic priorities (see Strategy at a glance on page 2 and Progress in 2006/07 on page 3). As a result, the rate at which each business is changing and sharing ideas with its sister companies in the Group has accelerated in recent years, examples of which can be seen below and throughout the Annual Report.

Products

Backed by its significant buying strength and international sourcing network, Kingfisher has made many products accessible to a much wider market, enabling more people to improve their homes at affordable prices.

For example, working with suppliers, wood-effect laminate flooring became both affordable and within the capabilities of many DIYers in the 1990s. More recently, higher specification ranges of engineered wood and real wood have been added to meet customer demand for more upmarket flooring products.

In 2005 B&Q UK and Castorama France became the first retailers to launch easy-to-fit, split-unit air conditioning at breakthrough prices. And last autumn, B&Q became the first high street retailer in the UK to stock domestic wind turbines as part of a wider range of energy efficiency products which also includes solar panels and more stylish energy efficient lightbulbs.

Stores

Operating in 11 different countries, Kingfisher has developed a strong record of store format innovation, adapting stores to their local environment. In Taiwan, a densely populated island, B&Q developed a more compact format, often multi-storey, to minimise the impact of space restrictions. Merchandising techniques from these stores have been used in other Kingfisher businesses and this will again be evident in the format used to enter the densely populated Hong Kong market in 2007.

In the UK, Screwfix Direct has developed a trade counter store format to complement its catalogue and online channels. Trade counters offer immediate order collection and feature a small customer ordering area at the front, with a warehouse area at the back.

Customer service

Although large-scale home improvement stores have typically been mainly self-service operations, rising customer expectations mean that good quality customer service by knowledgeable staff is a growing priority. In the UK, B&Q has introduced 'Service Squads', store staff wholly dedicated to customer service, using radio communications to speed up service levels. B&Q has also introduced an enhanced service model where more specialist, trained staff are deployed at peak times in areas such as tiling and flooring, where customers need more advice.

In China, where the population's knowledge of home improvement techniques is developing, staff training and customer advice is of critical importance. Store staff typically receive an average of 36 training hours per year. And the stores' own staff are supplemented by vendor representatives, who are employed by product manufacturers to give specialist advice.

Services

As more consumers in many of Kingfisher's markets become increasingly 'cash-rich and time-poor' the offer of installation services becomes more and more important for shoppers who may not have the time or knowledge to tackle certain home improvement projects. In the UK, B&Q has offered a kitchen and bathroom installation service for some time and typically installs around 25,000 kitchens and bathrooms a year. More recently, the business has been trialling a 'handyman' service where customers are quoted a fixed price for household jobs such as putting up shelves or hanging doors.

In China, where home buyers typically buy completely new apartments as empty concrete shells, B&Q offers a full apartment installation service, including painting the walls and laying the flooring. Over 30,000 apartments were fitted out in this way last year. A similar service is offered by B&Q Taiwan.

Energetic thinking



Windsave



Need it fitting?
New at B&Q our
handyman
service
Why not hire a
handyman?
£60
B&Q



Energy efficiency, at breakthrough prices

B&Q UK launched a new range of energy efficiency products last year, with the aim of helping customers reduce energy bills whilst also making their homes more environmentally friendly. The range included domestic wind turbines priced at less than £1,500. Other products included solar panels and energy efficient lightbulbs with improved designs. A new handyman trial was also launched during the year and is being extended to 25 stores.



Energy Efficiency
Made Easy at B&Q

An average UK house produces enough carbon emissions in a year to fill six hot air balloons. We're helping to bring that down.

energy saving trust

B&Q



Ray Baker
Director of Corporate Social Responsibility



Going green made easy
In March 2007, B&Q UK won the Retail Week award for Corporate Social Responsibility for its Energy Efficiency Made Easy campaign in autumn 2006. The picture shows Jo Kenrick, B&Q's Marketing and Customer Proposition Director, receiving the award.

Raising awareness of certified timber in China
B&Q China is working with Greenpeace to raise public awareness of the importance of sustainable wood products. In-store leaflets explain to customers the benefits of certified wood and there are dedicated sales areas in stores to raise awareness of sustainable timber sourcing. B&Q China has recently launched a 'better home' service for customers wanting a more sustainable home.



ENGINEERED WOOD FLOORING
实木复合地板

安心家 BETTER HOME

Kingfisher has a clear vision for Corporate Responsibility (CR) – 'to ensure that the long-term development of our business is sustainable and reflects the values and expectations of our communities'.

This section of the Annual Report is an overview of Kingfisher's approach to CR and its progress on key issues. A more detailed CR Report, which is independently assured by URS Verification, is available on Kingfisher's website at www.kingfisher.com/cr and as a printed summary.

As a result of progress made with CR initiatives, Kingfisher is included in two of the main socially responsible investment (SRI) indices – Dow Jones Sustainability Index and the FTSE4Good. It is also listed as one of the Global 100 Most Sustainable Corporations in the World (www.global100.org) and included in the UK's Top 100 Companies That Count compiled by Business in the Community (www.bitc.org.uk).

How we manage CR

Kingfisher's Group Chief Executive has overall responsibility for CR and under his direction the Executive Committee sets the CR strategy and reviews progress. The Chief Executive of each operating company is responsible for policy implementation within their respective businesses. There is also a CR Steering Group which brings together representatives from each operating company to discuss progress and share best practice.

A key challenge has been to establish consistent environmental and social standards across Kingfisher's diverse international operations, while taking into account the different cultures and levels of development within its operating companies. In response, Kingfisher has developed an environmental and social management system known as 'Steps to Responsible Growth'.

This sets out specific actions that all operating companies must take to meet policy commitments on 12 key social and environmental issues. It identifies three levels of progress for each issue:

- Minimum action
- Policy target
- Leadership position

All operating companies are required to achieve the minimum action level on all 12 issues by 31 January 2008 and the policy target level by 31 January 2011.

Environmental performance summary

Timber – Kingfisher's target is for 75% of timber sold to be proven as well managed or recycled by 2010/11. A new timber data collection tool has been developed to monitor progress. Data for 2006/07 on timber certification will be published in the CR Report.

Climate change – Energy efficiency of stores was 220 Kwh/m^2 of commercial floor space in 2006/07 and a five year target has been set to improve energy efficiency of stores by 10% by 2011/12 (from 2006/07). In addition, Kingfisher is developing a climate change strategy for 2007/08, including a greenhouse gas reduction target. Kingfisher has produced guidance to help operating companies develop energy action plans. A number of operating companies will set their own specific climate change targets during 2007.

Chemicals – Kingfisher plans to work with its suppliers to substitute or eliminate chemicals which are considered to have potential health and safety issues. As a first step, all operating companies are required to have an action plan in place by 31 January 2008 to identify products containing certain chemicals and work with suppliers to investigate opportunities for removal or substitution.

Social performance summary

Store neighbourhoods – Kingfisher seeks to make every store a good neighbour within the community it serves by contributing to local projects and creating employment. A new Charities Policy and Good Practice Guidance for developing commercial partnerships has been introduced. See page 37 for data on charity contributions.

Factory working conditions – Kingfisher's overseas sourcing offices audited 644 factories in 2006/07 to assess compliance with Kingfisher's Code of Conduct for Factory Working Conditions. A Group-wide factory assessment and audit process will be introduced in 2007/08 for use by Kingfisher operating companies.

Diversity – Across the Group, women accounted for 40% of total employees and 26% of managers in 2006/07. Guidance on diversity for Kingfisher's operating companies will be produced in 2007/08.

A sustainable future?

Kingfisher recognises that global sustainability issues such as climate change and deforestation will require companies to significantly change the way they do business over the long-term. As part of this, Kingfisher is working with Forum for the Future to develop a sustainability strategy for the next decade.

The biggest opportunity to contribute to a more sustainable use of limited natural resources is to develop and promote home improvement products that enable Kingfisher's customers to live more sustainably. There are already a number of initiatives underway to bring greener choices to the consumer, including renewable energy products, timber from sustainable sources and lower environmental impact paints.

Castorama France has partnered with the conservation organisation WWF to promote lower impact products to consumers. These include timber certified to FSC standard, paint with the European Eco label and energy efficient products. Over 1,700 products carry the Partners for the Planet logo.



Ian Cheshire
Chief Executive, B&Q

The UK home improvement market* remained challenging in 2006/07, declining further during the first half, before stabilising over the summer and then starting to show signs of modest growth towards the end of the year. Across the full year the market declined around 0.5%, having fallen by 4% in the previous year. B&Q's market share was broadly stable.

*Market data from GfK for the major store home improvement operators

B&Q

B&Q's total reported sales were £3.9 billion, down 1.7% (52 weeks) and down 2.9% like-for-like (LFL). Total sales showed an improving trend as the year progressed, declining 4.4% in the first half but growing 1.3% in the second half (26 weeks).

Retail profit was £162.9 million (2005/06: £208.5 million), reflecting the lower sales and a flat gross margin rate compared with last year. Retail profit benefited from £6 million of one-off gains in the fourth quarter (£2 million government compensation for damage at a Northern Ireland store in 2005, and a net £4 million incentive payment on transfer of financial services business to a new provider).

Total costs grew 3% (52 weeks) with underlying cost inflation of 3%, net new space growth of 2% and the additional costs for the normalisation of staff bonus and store revamping, offset by cost savings.

Development programme update

Progress continued with the programme launched last year to reduce B&Q's cost base and to develop the business for the future. Price competitiveness, improving customer service, introducing new product ranges and improving store environment were prioritised to ensure B&Q is the first and only store for a greater proportion of customers' home improvement spend.

Price competitiveness

B&Q maintained its long-term 'Every Day Low Pricing' strategy for everyday products and also introduced targeted promotions for less frequent purchases such as kitchens, bathrooms and associated products.

New product ranges

New product launches performed well, including updated ranges of kitchens, bathrooms, tiles, wooden floors and heating. The award-winning 'Energy Efficiency Made Easy at B&Q' campaign, aimed at helping customers reduce household carbon emissions, featured wind turbines and solar panels, and the recent 'Water Efficiency Made Easy at B&Q' campaign includes underground water storage tanks, shower timers and water butts. Towards the end of the year new financial service products were launched including home, van and small business insurance.

In 2007/08 the programme of range change will accelerate and will include premium paints and more contemporary wallpaper, curtains and blinds as well as the introduction of new consumer and trade credit products.

Customer service

Good progress was made on helping customers find products more quickly and making available more specialist, trained staff to assist customers undertaking major projects. Service Squads (staff wholly dedicated to customer service, equipped with radio communications) were in operation in the top 240 stores and independent research confirms that customers' perception of service levels and satisfaction is at a recent high.

Trials deploying more staff in kitchen, bathroom, flooring and power tool areas, where customers need more assistance and advice, were encouraging with one of the original six pilot stores recently winning the Scottish Retail Excellence Award for customer service. This initiative has now been extended to 51 stores with more planned for 2007/08.

A B&Q-branded 'Handyman' trial was launched in two London stores, helping customers with small home improvement jobs including fitting lights and hanging doors. Results have been encouraging and the trial will be extended to a further 25 stores during the first quarter of 2007/08.

Store development

An existing large store at Wednesbury in the West Midlands was extensively revamped with more clearly defined shop-within-shop sections, roomset displays and more space allocated to kitchens, bathrooms, flooring and tiling areas. Early results from this trial, and from two new stores in the same format, were encouraging and a further eight revamps were completed in the fourth quarter.

As previously indicated, each revamp project is expected to require £2.5 million capital expenditure, £0.5 million increased stock and an average net disruption and re-launch revenue cost of £1 million per store in the year of revamping. The new format stores also deploy around 15% more staff hours to improve service to customers. Results from the original three trial stores have exceeded expectations. Sales are outperforming comparable older stores, driven primarily by higher average transaction values as customers spend

Inspiring customers



Revamp programme gathers pace
The programme to revamp B&Q's 115 larger stores gathered pace during the year with 11 stores now trading in the new format. This format features more roomsets to showcase key projects such as kitchens and bathrooms, (including this new 'Restful' bathroom suite in main photo) more 'shop-within-shop' areas dedicated to product ranges such as paint, lighting and flooring, and improved service, with more specialists in key areas such as tiling. A further 25 of the larger stores will be revamped this year.




SCREWFIX 86
HITACHI
INNOVATION
ORDER NOW!

Growth at Screwfix Direct
Screwfix Direct reported strong sales and profit growth, supported by the roll-out of trade counters, catalogue expansion and new ranges.

more in the expanded kitchen, bathroom and associated project areas. B&Q continues to target an eventual 25% increase in large store sales densities from the combined benefits of extensive revamps, new product ranges and improved service levels.

At the same time a further 29 medium store revamps (formerly known as mini-Warehouse revamps) were completed, including 16 less extensive projects. One Supercentre was closed.

B&Q now has 115 large stores (11 in the latest format) and 209 medium stores (of which 117 have been modernised). Overall net space increased 2% during the year.

In 2007/08, 25 large store revamps are planned with eight currently underway. With 36 Supercentre revamps and relocations, two new medium stores and six large store downsizes also planned, B&Q expects to have 114 large stores (36 in the latest format) and 209 medium stores (of which 154 will have been modernised) by the end of 2007/08. Total space growth for 2007/08 is expected to be around 2%.

UK Trade

Screwfix Direct total reported sales were up 25.3% (52 weeks), supported by the roll-out of trade counters, catalogue expansion and new ranges of bathroom suites and power tools. Retail profit increased over 60%, driven by strong sales growth and fulfilment efficiency gains.

The Screwfix trade counter programme, aimed at customers needing immediate availability, continued on track. An additional 31 outlets opened during the year, taking the total to 38, with a similar number of openings planned for 2007/08. To support continued growth, a second distribution centre is due to open in Stafford during summer 2007/08.

The **Trade Depot** trial, which targets the general builder and specialist trade customer, continued with two more branches opening during the year, taking the total to four. A further two new branches are planned for 2007/08.



Adding new product ranges

A key focus for B&Q is to provide customers with exciting new product ranges which are updated more frequently. New launches in the past year have included this Penrith kitchen (main photo), as well as the Panama range of garden furniture from the premium Select range and the latest versions of the retro style Memphis barbeques, which were first launched in 2006. This year's Memphis barbeques come with built-in speakers and an MP3 connection.





More choice better value



Twin-track strategy on course

Castorama added more contemporary ranges of kitchens, bathrooms, paint and lighting during the year. Over a third of Castorama's selling space has now been converted to the new, modern format and a further six revamps are planned for the current year. Brico Dépôt, which is aimed at heavy DIY buyers and trade professionals, opened 10 more stores in the year, taking its total to 81. A new IT system was implemented during the year, as was a new supply chain network.



Philippe Tible
Chief Executive,
Castorama



Patrick Langlade
Chief Executive,
Brico Dépôt

In France, Kingfisher's total sales grew 9.0% (+ 2.0% LFL). Twelve new stores were opened in the year and seven relocated, adding 5% new space. Banque de France data shows that growth in comparable DIY store sales* was around 3% for the full year, with Kingfisher's business outperforming the market by delivering comparable stores sales growth of 3.4%. However, the market became more price competitive as the year progressed, compressing Kingfisher's overall French gross margin by around 100 basis points in the second half. This pressure is expected to continue into 2007/08.

*Banque de France data including relocated and extended stores

Retail profit of £206.3 million was lower than last year with retail profit of both businesses declining by around 10%. This reflected gross margin compression and £14 million of development costs for the transfer to Brico Dépôt of six smaller Castorama stores and the implementation of a major new technology platform at Brico Dépôt. With a high level of freehold stores and strong cost control, Kingfisher's net cost inflation in France is running at around 2%.

Castorama

Castorama grew total reported sales by 3.6% to £1.6 billion (up 1.3% LFL), up 5% excluding the six transfers to Brico Dépôt during the year. Further progress was made improving price competitiveness, product ranges, store environment and cost productivity.

More contemporary ranges of bathrooms and kitchens, indoor lighting, paint and textiles were introduced as part of an ongoing range development programme. The participation of own-brand product sales as a proportion of overall sales grew to 19% (2005/06: 16%).

Castorama continued its store modernisation programme, with two new stores opened and seven older, existing stores relocated to new sites. Six stores not suitable for revamping were closed prior to conversion to the Brico Dépôt format.

Thirty-six per cent of total selling space is now in the new format and these stores continue to outperform comparable stores. Results from store development have improved as the new format has evolved, with stores relocated during the year on track to deliver sales density uplifts of over 20% on top of a 25% increase in space. A further six revamps are planned for 2007/08, five scheduled to begin in the first quarter. Approximately half of the remaining Castorama stores will be revamped over the next four years, with the balance relocated to new sites as these are secured and approved by planning authorities.

Brico Dépôt

Sales increased 16.5% to £1.3 billion, benefiting from new stores and more widely-distributed product catalogues. LFL sales growth was +2.8% against strong comparatives (2005/06: +7.3% LFL; 2004/05: +17.7% LFL) reflecting the size of the business, internal cannibalisation of around 3% and focus in the year on the successful implementation of new systems and logistics infrastructure. Sales were strong in building categories, supported by new ranges of insulation products and aluminium windows.

Ten new stores opened in the year taking the total to 81, including the opening of three of the six stores transferred from Castorama. In 2007/08 store expansion will continue with eight new store openings planned (seven in the first half) including the three remaining store transfers from Castorama.

A major new information technology platform to improve store replenishment and stock availability was implemented during the year. This was the biggest transformation project in Brico Dépôt's history and required significant management focus to ensure successful delivery. Two-thirds of stores are now operating on the new technology platform with the remainder joining during the first half of 2007/08. In addition, Brico Dépôt opened a second central distribution centre in southern France during the fourth quarter. Around half of all deliveries to stores are now centrally controlled.

All percentage movements above are in constant currencies.



George Adams
Managing Director,
European Development

Expanding

Establishing

Kingfisher's businesses in the Rest of Europe increased sales by 25.0% (+7.4% LFL) to just over £1 billion. Retail profits increased by 26.6% to £110.4 million, reflecting strong performances in Italy and Poland and a higher associate contribution from Hornbach. Development losses in Russia and Spain were in line with the previous year.

Fifteen new stores were opened in the year across six countries, including three in Russia, three in Spain and three in Turkey.

Poland
Sales increased 19.2% to £507.8 million (+9.3% LFL) boosted by buoyant consumer spending and strong property and construction markets. Retail profit increased 9.0% to £58.4 million as good cost control, Group sourcing and increased own-brand penetration helped to offset increasing wage inflation. New ranges, including exclusive own-brand professional tools, performed well.

Five new stores opened including the first Brico Dépôt in Warsaw in June, launched to test the demand for a more trade-orientated offer. Five new stores are planned for 2007/08, including one Brico Dépôt.

Italy
Castorama Italy grew sales 17.6% to £312.4 million (+4.6% LFL) in a generally weak Italian retail market. Sales benefited from new ranges of lighting, sheds and fencing, together with targeted promotional activity in gardening and building categories. Retail profit increased 9.8% to £31.3 million, with improved sourcing helping to offset pricing pressure in a slow market.

One new store was opened taking the total to 27. A further two new stores are planned for 2007/08.

In **Ireland**, where B&Q has seven stores, sales grew 28.0%, reflecting new store openings in the second half of last year. One new store is planned for 2007/08. Brico Dépôt's expansion into **Spain** continued, with 10 stores now trading and a further four planned for 2007/08. Good underlying trading was boosted by a strong construction market. In **Russia**, two Castorama stores were opened in St Petersburg and Samara, a large provincial city. A third was acquired in Moscow in December and will be relaunched under the Castorama banner in the first half of 2007/08. A further two stores are planned to open in 2007/08.

Koçtaş in **Turkey**, a 50% joint venture, continued to grow sales and retail profit, benefiting from increased buying power and new Group sourced own-brands. Three new stores opened taking the total to 10 with four planned for 2007/08. **Hornbach**, in which Kingfisher has a 21% interest, contributed £19.2 million to retail profit, £7.4 million higher than last year, fuelled by a stronger home improvement market in Germany.

All percentage movements above are in constant currencies.

New store openings
15 new stores were opened in the year across six countries, taking the total to 92.


3 Russia
7 Ireland
35 Poland
27 Italy
10 Spain
10 Turkey

Adapting to local needs


castorama
24
PZH




Сантехника
Обои
castorama
Обойный клей
КЛЕЙ
12.90

Continued growth in Europe

Fifteen new stores were opened in the Rest of Europe during the period, including three in Russia, three in Spain and three in Turkey. Castorama Poland and Italy delivered strong growth in the year with the first Castorama stores in Russia also trading well. Brico Dépôt in Spain and the Koçtaş joint venture in Turkey are now profitable at store level.



B&Q
百安居





B&Q
百安居

B&Q China expands decoration service
A major part of B&Q's business in China is the fitting out and decoration of newly built apartments like this one in Shanghai (pictured right). Apartments are typically sold by developers as empty concrete shells and customers can choose all their furniture and fittings from B&Q. A B&Q team of trained professionals then completes the full decoration in just a few weeks. B&Q China fitted out over 30,000 apartments in this way last year, double the previous year's figure. B&Q Taiwan is also offering this service.

Adapted to the local market



Steve Gilman
Chief Executive,
B&Q Asia



Asia sales increased 42.2% to £456.7 million (+10.9% LFL), with retail profit of £4.4 million, benefiting from strong profit growth in China following the completion and integration of the acquisition of the OBI China business during 2005.

B&Q China
Sales increased 41.3% to £445.8 million (+11.1% LFL), reflecting new store openings, continuing strong consumer demand and the development of new ranges. B&Q China's home decoration service designed and fitted out 30,000 apartments in 2006, double the previous year's number, representing a third of total sales. Retail profit was £8.3 million (2005/06: £0.3 million). During the first half of 2006/07, B&Q China completed the conversion and integration of the OBI stores ahead of schedule, returning to profit in the balance of the year with gross margins benefiting from increased Group own-brand and sourcing programmes.

Store numbers increased by 10 to 58, further consolidating its position as market leader. A further seven new stores are planned for 2007/08, including the first Hong Kong store in June.

Other Asia
B&Q **Taiwan**, a 50% joint venture, delivered a creditable performance in a market affected by weak consumer confidence and credit restrictions. One store opened during the year, taking the total to 21. Two new stores are planned for 2007/08. B&Q Home in **South Korea** opened a second trial store during the year.

All percentage movements above are in constant currencies.

China store numbers



1
2
5
8
15
21
48
58
99
00
01
02
03
04
05
06
December year end

A growing presence in China
B&Q now has 58 stores in 25 cities in China, including several large cities in western China, such as Kunming, which has a population of five million people.



Harbin 1
Changchun 1
Shenyang 2
Beijing 6
Dalian 1
Tianjin 1
Qingdao 3
Xian 1
Wuxi
Nanjing 3
Shanghai 10
Hefei 1
Suzhou 3
Hangzhou
Ningbo 1
Fuzhou 2
Wuhan 1
Chengdu 2
Chongqing 3
Kunming 1
Guangzhou 3
Shenzhen 5
Dongguan 2
Zhuhai 1
Xiamen 1
Number of stores in each city



B&Q Taiwan
Yi Liu was appointed head of B&Q Taiwan last year.



Duncan Tatton-Brown
Group Finance Director

Reporting period

The Group's financial reporting year ends on the nearest Saturday to 31 January. The current year is for the 53 weeks ended 3 February 2007 with the comparative financial period being the 52 weeks ended 28 January 2006. This only impacts the UK operations with all of the other operations reporting on a calendar basis as a result of local statutory requirements.

The effect of the 53rd week on the results of the Group is the inclusion of an additional £79.5 million revenue and £0.2 million operating profit.

So that the results are more readily comparable, all of the UK like-for-like (LFL) analysis has been calculated comparing the 53 weeks against 53 weeks last year.

Total reported sales grew 8.3% to £8.7 billion, up 7.4% on a 52 week constant currency basis. During the year, an additional 73 net new stores were added, taking the store network to 718. On an LFL basis, sales were up 0.9%.

Operating profit grew 86.0% principally reflecting the B&Q UK restructuring exceptional charge last year of £205.3 million.

The net interest charge for the year was £50.8 million, up £13.1 million from the prior year reflecting higher average net debt during the year and higher euro and Sterling interest rates. The net interest charge benefited from a net interest return on the defined benefit schemes of £6.3 million (2005/06: £3.8 million expense).

Adjusted pre-tax profit declined 11.0% reflecting challenging trading conditions in the UK and France.

Taxation

The effective overall rate of tax on profit has decreased from 40.0% in the prior year to 24.9%, primarily reflecting exceptional costs not qualifying for tax relief in the prior year. The effective rate of tax on profit before exceptional items and excluding prior year tax adjustments is 32.0% (2005/06: 34.4%) reflecting Group profit mix and use of losses in start-up jurisdictions.

Exceptional items

The Group recorded an exceptional profit in the year of £49.5 million on the disposal of properties and investments of which £42.7 million was recognised on the sale and leaseback of seven large UK stores to The British Land Company PLC.

Earnings per share

Basic earnings per share increased by 140.0% to 14.4p. Adjusted earnings per share as calculated below declined 3.3% from 12.3p to 11.9p per share.

	2006/07	2005/06
Basic earnings per share	**14.4p**	6.0p
Exceptional items (net of tax)	**(2.4)p**	6.4p
Financing fair value remeasurements (net of tax)	**(0.1)p**	(0.1)p
Adjusted earnings per share	**11.9p**	12.3p

Financial summary

A summary of the reported financial results for the year ended 3 February 2007 is set out below:

	2006/07 £m	2005/06 £m	**Increase/ (decrease)**
Revenue	**8,675.9**	8,010.1	**8.3%**
Operating profit	**501.3**	269.5	**86.0%**
Profit before taxation	**450.5**	231.8	**94.3%**
Adjusted pre-tax profit	**396.6**	445.7	**(11.0)%**
Basic earnings per share	**14.4p**	6.0p	**140%**
Adjusted earnings per share	**11.9p**	12.3p	**(3.3)%**
Dividends	**10.65p**	10.65p	**-**
Underlying Return on Invested Capital (ROIC)	**6.9%**	7.3%	**(0.4)pps**

A reconciliation of statutory profit to adjusted profit is set out below:

	2006/07 £m	2005/06 £m	**Increase/ (decrease)**
Profit before taxation	**450.5**	231.8	94.3%
Exceptional items	**(49.5)**	215.4	
Profit before exceptional items and taxation	**401.0**	447.2	(10.3)%
Financing fair value remeasurements	**(4.7)**	(1.6)	
Amortisation of acquisition intangibles	**0.3**	0.1	
Adjusted pre-tax profit	**396.6**	445.7	(11.0)%
Income tax expense on pre-exceptional profit	**(119.4)**	(161.6)	
Income tax on fair value remeasurements	**1.4**	0.5	
Minority interests	**(1.6)**	0.5	
Adjusted post-tax profit	**277.0**	285.1	(2.8)%

Dividends

The Board has proposed a final dividend of 6.8p per share, making the total dividend for the year 10.65p per share, unchanged on the prior year. This dividend is covered 1.1 times by adjusted earnings (2005/06: 1.2 times).

Return on invested capital (ROIC)

ROIC is defined as net operating profit less adjusted taxes (adjusted operating profit excluding property lease and property depreciation costs less tax, plus property revaluation increases in the year) divided by average invested capital (average net assets less financing related balances and pension provisions plus property operating lease costs capitalised at the long-term property yield).

Following the transition to IFRS, the Group elected not to revalue properties from 1 February 2004. However, property appreciation is an integral part of a ROIC measure and therefore Kingfisher continues to include revaluation gains and the current market value of our properties in ROIC calculations.

ROIC excluding goodwill

Kingfisher's sales, projected space growth for 2007/08, invested capital and underlying ROIC excluding goodwill are disclosed below by strategic priority:

	Retail Sales £bn[1]	Proportion of Group sales %	Invested Capital (IC) £bn[2]	Proportion of Group IC %	Returns % (ROIC)[2]	Space growth next year %
Strengthening developed businesses						
– B&Q UK	3.9	45%	5.7	66%	7%	2%
– Castorama France	1.6	19%	1.1	13%	10%	1%
Sub-total	**5.5**	**64%**	6.8	79%	8%	**2%**
Expanding proven growth businesses	**3.1**	**35%**	1.6	19%	13%	**11%**
Establishing new opportunities for the future	**0.1**	**1%**	0.2	2%	(2)%	**47%**
Group total	**8.7**	**100%**	8.6	100%	9%	**6%**

[1] For the UK businesses, reported total sales figures are for the 53 weeks ended 3 February 2007. Outside the UK, figures are on a calendar month basis.

[2] Excluding goodwill of £2.6 billion but including smoothed property appreciation and leases capitalised at long-term yields.

ROIC declined from 9.0% to 8.7%, compared to the Group's weighted average cost of capital of 7.4%, down 0.5 percentage points on last year primarily due to a fall in property yields.

Underlying ROIC declined from 7.3% to 6.9%. Underlying ROIC assumes properties appreciate in value at a steady rate over the long-term. When calculating the underlying ROIC, short-term variations in property values more or less than the long-term mean are excluded.

Capital expenditure

Kingfisher continues to prioritise its capital investment into projects and businesses that offer the potential for the most attractive returns. This is supported by a rigorous capital allocation process:

- An annual strategic planning process (which leads into the budget process for the following year) based on detailed plans for all businesses for the next five years. This process drives the key strategic capital allocation decisions and the output is reviewed by the Board, twice a year;
- A capital approval process through a capital expenditure committee chaired by the Group Finance Director delegated to review all projects between £0.75 million and £7.5 million (including the capitalised value of lease commitments);
- Projects above this level are approved by the Executive Committee or the Board although all projects above £0.75 million are notified to the Board; and
- An annual post-investment review process to review the performance of all projects above £0.75 million which were completed in the prior year. The findings of this exercise are considered by both the Executive Committee and the Board and directly influence the assumptions for similar project proposals going forward.

Gross capital expenditure (excluding business acquisitions) for the Group was £466.9 million (2005/06: £507.0 million). £219.5 million was spent on property (2005/06: £188.0 million) and £247.4 million on fixtures, fittings and intangibles (2005/06: £319.0 million). A total of £251.1 million (2005/06: £111.6 million) of proceeds from disposals were received during the year, £251.0 million of which came from property disposals.

Payments to acquire businesses in the year amounted to £2.2 million (2005/06: £167.5 million) which related to the purchase of three minorities in China.

Cashflow

The Group generated £559.4 million of cash from operating activities in the year, up £255.3 million on the prior year (2005/06: cash generated £304.1 million), despite paying additional post employment contributions of £82.5 million (2005/06: £135.2 million) and £47.0 million on items provided against as exceptional costs in 2005/06. Included within this improvement is £124.1 million generated from working capital management (2005/06: £103.3 million utilised). This was mainly driven by creditors which rose by £295.1 million (2005/06: £27.3 million) whilst stock levels rose by £215.0 million (2005/06: £33.3 million). Net capital expenditure was £215.8 million (2005/06: £395.4 million) which has fallen year on year as a result of disposals within the Group's property portfolio.

The resulting year end net debt was £1,293.8 million (2005/06: £1,355.2 million).

Financing

Kingfisher aims to smooth the maturity profile of its debt by issuing debt with different maturities and by utilising committed bank revolving credit facilities to provide additional liquidity.

In March 2006, the Group obtained a further £300 million committed bank facility, which provided short-term funding, but this was subsequently repaid and cancelled.

In May 2006, the Group issued US$466.5 million of fixed term debt through the US Private Placement market. The debt was issued in three tranches, with maturities of 7, 10 and 12 years, and the proceeds were swapped to Sterling at floating interest rates. The proceeds were used to repay the £300 million short-term committed bank facility entered into in March 2006.

The Group has access to a £500 million committed revolving credit facility, maturing in August 2011, provided by a number of banks. This facility is available

The debt and maturity profile of Kingfisher's debt and bank facilities as at 3 February 2007 is illustrated as follows:



£ equivalent millions
Bank loan
euro MTN
Revolving credit facility
Sterling MTN
US Private Placement
50
330
150
500
363
105
250
41
91
07
08
09
10
11
12
13
14
15
16
17
18
>18

to be drawn to support the general corporate purposes of the Group including working capital requirements.

Since the year end the Group has entered into new committed revolving credit facilities totalling £275 million with a number of banks, and a £25 million bank committed term loan facility. These new facilities mature in March 2010 and are available to be drawn to support the general corporate purposes of the Group.

Property

During the year the Group disposed of properties for cash consideration of £251 million including £198 million on the sale of seven B&Q UK large stores which it retained the right to lease for 20 years. Through this transaction, the Group took advantage of the current buoyancy in the property investment market in the UK to finance its operational business at attractive rates going forward. The proceeds of the transaction were used to repay existing debt and to invest in Kingfisher's worldwide store opening programme, including further freehold acquisitions.

The Group owns a significant property portfolio, most of which is used for trading purposes. If the Group had continued to revalue this it would have had a market value of £3.2 billion at year end, compared to the net book value of £2.3 billion recorded in the financial statements. This represents a £170 million increase against the prior year and a £249 million increase on a constant currency basis.

The values are based on valuations performed by external qualified valuers where the key assumption is the estimated yields. The average income yields used were 5.5% in the UK, 6.7% in France and Italy, 6.8% in Poland and 7.7% in China.

Property market value by segment


France 36%
Poland 11%
Italy 9%
China 6%
Other 3%
UK 35%

Pensions

The Group holds a provision on its balance sheet of £54.6 million in relation to defined benefit pension arrangements which is a reduction of £185.0 million on the provision held in 2006. This reduction was as a result of additional payments to the UK pension scheme (£118.3 million was paid compared to a normal contribution of around £40 million per annum) and increases in the discount rate used to calculate the defined benefit obligation from 4.7% to 5.3% as a result of increases to corporate bond rates over the year. This was partly offset by changed mortality rates with an assumption that people will live longer. This change increased the obligation by approximately 4% and ensures that these assumptions remain in line with current market best estimates. Further disclosures of the assumptions used (including mortality assumptions) are provided in note 28 of the consolidated financial statements. A formal actuarial valuation is scheduled as at 31 March 2007 with the results expected towards the end of 2007.

Treasury risk management

Kingfisher's Treasury function has primary responsibility for managing certain financial risks to which the Group is exposed. The Board reviews the levels of exposure regularly and approves Treasury policies covering the use of financial instruments required to manage these risks.

Liquidity risk – The Group manages its exposure to liquidity risk by reviewing the cash resources required to meet its business objectives and by promoting a diversity of funding sources and debt maturities.

Credit risk – Credit risk of third parties that the Group deals with is managed by setting a credit limit using published credit ratings. The exposure against this limit is determined by taking account of the full value of deposits and a proportion of the value of derivative contracts.

Interest rate risk – The Group manages its interest rate risk by entering into certain interest rate derivative contracts which modify the interest rate payable on the Group's underlying debt instruments, principally the Medium Term Notes.

Currency risk – The Group's principal currency exposures are to the euro, the US dollar and the Chinese Renminbi. The euro exposure is operational and arises through the ownership of the retail businesses in France, Italy and Spain. Balance sheet euro translation exposure is substantially hedged by maintaining a proportion of the Group's debt in euro. In China, balance sheet translation exposure is partly hedged by local debt in China and partly by forward foreign exchange contracts entered into to hedge this exposure. However, it is the Group's policy not to hedge the translation of overseas earnings (primarily euro) into Sterling. In addition, the Group has a significant transaction exposure arising on the purchase of products for re-sale denominated in US dollars. Under Group policies, the Group companies are required to hedge committed product purchases and a proportion of forecast product purchases arising in the next 12 months.

Use and fair value of financial instruments – In the normal course of business the Group uses financial instruments including derivative financial instruments. The main types of financial instruments used are Medium Term Notes, loans and deposits, interest rate swaps, cross currency interest rate swaps, spot and forward currency contracts, and currency options. Further disclosure on derivative financial instruments is provided in note 25.

Risks

The Board considers risk assessment, identification of mitigating actions and internal control to be fundamental to achieving Kingfisher's strategic corporate objectives. The Corporate Governance report on pages 39 to 42 describes the systems and processes though which the directors manage and mitigate risks. The Board considers that the principal risks to achieving its objectives are set out below. The Board recognises that the nature and scope of risks can change and so regularly reviews the risks faced by the Group as well as the systems and processes to mitigate them.

Economic and market conditions

The economy is a major influence on consumer spending. Trends in employment, inflation, taxation, consumer debt levels and interest rates impact consumer demand for discretionary spending on the home. Whilst predicting future trends is very difficult, Kingfisher reflects the latest independently-sourced estimates in its internal plans.

Furthermore, international expansion not only provides opportunities for sustainable growth and returns but also economic diversification. The UK now accounts for around half of Group sales, France one third, and another nine countries in Europe and Asia account for the remainder. This year Kingfisher entered Russia to gain exposure to this exciting, fast-growing economy. For more details see the Operating review on pages 20 to 29 and Customers and Stores sections on pages 10 and 11.

Entering new markets
International expansion provides the opportunity for sustainable long-term growth and economic returns for shareholders. In some instances the best opportunities are in less well-developed markets where demand is growing fast and competition has yet to capitalise on the market potential. This represents a good opportunity for Kingfisher but exposes it to new cultural, regulatory and political risks.

Kingfisher only enters new markets where the potential long-term growth and returns opportunities outweigh the risks. Extensive research is conducted before entry and a strong management team is recruited from local nationals who understand the local culture, market regulations and risks. Local advice, and in some cases joint venture partners, are also sought to mitigate risk. New stores are opened as freehold sites to avoid long-term contractual obligations and to make country exit easier if needed. Initially only a few test stores are opened and a subsequent store roll-out is only committed once the economic case has been proven.

Expansion in new, higher-risk developing markets represents only a small proportion of Kingfisher's overall invested capital and is unlikely to rise to a significant level. For more details see the Operating review on pages 26 to 29.

Competitive product ranges, prices and customer service – In retail the only thing that never changes is the need to keep changing. Customer demand for products and services can change rapidly and in a competitive market only those retailers that can keep evolving will be successful over the longer-term.

Kingfisher continually monitors and anticipates consumer trends and the activities of its competitors. It works with the best suppliers in the world to find the latest products customers want, at the best prices. As well as innovating product ranges new services are increasingly being introduced, recognising the growing number of customers that want design, delivery and installation of the products they buy.

Examples of this continual adaptation and innovation can be found throughout the operating business reviews on pages 20 to 29. For more details see the Suppliers section on pages 14 and 15.

Innovation in big, developed businesses – Kingfisher's two biggest businesses, B&Q UK and Castorama France, have reached market leadership in two of the largest and most competitive markets in Europe. Constant innovation is needed to keep these businesses ahead of changing customer trends. Both are of a size where constant innovation is more challenging.

Both businesses have now established rolling change programmes where a proportion of product ranges and existing stores are refreshed each year. During the year B&Q UK and Castorama France revamped 11% and 7% respectively of their store space, and introduced new contemporary ranges of kitchens and bathrooms – key home projects for customers.

Ideas are regularly exchanged between the two businesses and B&Q has recently brought in experienced change managers from Castorama France to work in the UK and help speed up the rate of change. For more details on the progress of B&Q UK and Castorama France see pages 20 to 25.

Attracting and retaining the best people – Retail is a people business. Each individual business has local initiatives in place to recruit, train and develop the best people. In addition, Kingfisher runs a number of cross-border senior management programmes to retain the best international talent and develop leaders of the future. For more details see the People section on pages 12 and 13.

Financial resources
Investment in the business is fundamental to achieving Kingfisher's aim of providing shareholders with sustainable long-term growth and returns. Kingfisher is investing around £500 million a year expanding its proven businesses in Europe and Asia and revamping the existing store base of its developed businesses.

Across the economic cycle Kingfisher generates sufficient cash to maintain this investment rate, pay a dividend to shareholders and retain a healthy balance sheet. At a lower point of the economic cycle this balance is more challenging.

Kingfisher continues to look for working capital efficiency improvements and ways to minimise the cost of store expansion. During the year, over £200 million was raised by selling freehold assets in the UK to help fund freehold asset purchases in Europe and Asia needed to support expansion. Kingfisher's credit rating was lowered but remains 'investment grade' quality and is now described as 'stable' by the credit agencies. The full year dividend payment was kept at the same level as last year.

Crisis affecting trading and Kingfisher's reputation – A crisis can come in many different forms and it is impossible to anticipate and plan for every eventuality. However, crisis management programmes are well established in every business and steps for identifying and dealing with a crisis, including internal and external communication, are clear and have been successfully deployed.

Internal controls are in place and are regularly reviewed by internal and external auditors under the direction of the local business audit committees and the Kingfisher Audit Committee. Disaster recovery and business continuity plans are in place and are regularly tested. Appropriate insurance is held. For more details see the Corporate Governance section on pages 39 to 42 and the Corporate responsibility section on pages 18 and 19.

In-store safety
The health and safety of all our employees and customers is extremely important. Six million customers a week visit Kingfisher stores across the world and every effort is made to make their visit as safe and enjoyable as possible.

Regulatory requirements vary from country to country so management responsibility is devolved to each operating company which appoints a local safety manager. Kingfisher's Head Office facilitates the sharing of best practice and the development of Group standards which are often higher than those local regulatory requirements.

Fire safety is another key risk area and substantial resource is invested in fixed engineering systems and the training of our store teams.

Board of Directors



Peter Jackson
Chairman
Peter Jackson joined the Board as a non-executive director with effect from 3 January 2006 and took on the role of Chairman on the retirement of Sir Francis Mackay at the AGM on 24 May 2006. He retired as Chief Executive of international food and retail group Associated British Foods plc (ABF) in April 2005, after six years in that role. He joined the Board of ABF in 1992 following its acquisition of British Sugar plc. He is also Senior Independent Director of Smiths Group, the international engineering group. Age 60.

Chairman of the Nomination Committee.



Gerry Murphy
Group Chief Executive
Appointed Group Chief Executive and joined the Board in February 2003. Previously he was Chief Executive Officer of media group Carlton Communications plc, global logistics firm Exel plc and food manufacturer Greencore Group plc. Earlier in his career, he held various senior positions with food and drink group Grand Metropolitan plc (now Diageo plc) in Ireland, the UK and USA. He is also a non-executive director of Reckitt Benckiser plc. Age 51.

Chairman of the Executive Committee and Member of the Nomination and Disclosure Committees.



Duncan Tatton-Brown
Group Finance Director
Appointed Group Finance Director and a Director of the company in February 2004. He was Finance Director of B&Q UK from January 2001. Previously he was Chief Financial Officer at Virgin Entertainment Group and has held various finance positions at fashion retailer Burton Group plc. He is also a non-executive director of Rentokil Initial plc. Age 42.

Member of the Executive and Disclosure Committees.



Ian Cheshire
Chief Executive, B&Q UK
Appointed executive director in June 2000 and Chief Executive, B&Q UK in June 2005. He was appointed Chief Executive International and Development in September 2002, Chief Executive of e-Kingfisher in May 2000 and was Group Director of Strategy & Development. Before joining Kingfisher he worked for Guinness plc and a number of retail businesses including Sears plc where he was Group Commercial Director. He is also a non-executive director of Bradford & Bingley plc. Age 47.

Member of the Executive Committee.



Daniel Bernard
Deputy Chairman and Non-Executive Director
Appointed non-executive Deputy Chairman on 24 May 2006. He was Chairman and Chief Executive of Carrefour, the Paris-based retail group and world's second largest retailer, from 1992 to 2005. Prior to Carrefour, he was Chief Operating Officer of METRO, Germany's leading international retailer. He is President of Provestis, his own investment company and a non-executive director of Alcatel and Cap Gemini. He was previously non-executive director of Compagnie de St Gobain until June 2006. Age 61.

Member of the Audit and Nomination Committees.

Senior management



Philippe Tible
Chief Executive, Castorama France
Joined Castorama as Chief Executive in February 2003. He began his career at the hypermarket group Euromarché before joining DIY chain Leroy Merlin where he was Operations Director for France and later Managing Director for Asia. He was also Asia Pacific Director of furniture retail group Conforama, part of Pinault-Printemps-Redoute. (PPR) Age 55.



Patrick Langlade
Chief Executive, Brico Dépôt
Head of Brico Dépôt since January 1995. He joined Castorama in 1984 as a store manager, then became regional director in 1987. He started his commercial career in 1967 with Thomson/CSF, then joined Citroën. Age 59.



George Adams
Managing Director, European Development
George Adams is Managing Director, European Development. He is responsible for the performance and development of Poland, Italy and Russia. He is also Chief Executive of Kingfisher's UK Trade Division, which comprises Screwfix Direct and Trade Depot. Previously he was Group Commercial Director, Commercial Director of B&Q, and a director of Woolworths. He is a non-executive director of Frontier Economics Ltd. Age 50.



Steve Gilman
Chief Executive, B&Q Asia
Steve Gilman is Chief Executive of B&Q Asia. He is currently Chairman of B&Q China, and is responsible for B&Q Taiwan, B&Q Home Korea and is a director of B&Q UK. Prior to his current role, he was International Director at B&Q UK. He has 28 years' service with B&Q and Kingfisher. Age 50.



Ian Harding
Group Communications Director
Responsible for investor relations, media relations and internal communications. He has worked for Kingfisher for 10 years including senior financial roles at operating company and Group level before his current role. He is a Chartered Accountant and spent eight years with PricewaterhouseCoopers LLP before joining Kingfisher. Age 42.



Terry Hartwell
Group Property Director
Responsible for all Group Property matters and also a director of B&Q UK and a member of the Pension Trustee Board. He has over 25 years' experience in retail property development. Joined the Group in 1981. Age 50.



John Nelson
Deputy Chairman and Senior Independent Non-Executive Director
Appointed non-executive Deputy Chairman in January 2002. He is Chairman of European real estate group Hammerson plc and a non-executive director of BT Group plc. He retired as Chairman of Credit Suisse First Boston in 2002 and was formerly Vice Chairman of Lazard Brothers and non-executive director of Woolwich plc. Age 59.

Chairman of the Remuneration Committee and Member of the Audit and Nomination Committees.



Phil Bentley
Non-Executive Director
Appointed to the Board in October 2002. He is also Managing Director of British Gas, and has been on the Board of Centrica plc since 2000, which he joined as Group Finance Director. He previously spent five years at Diageo plc and 15 years in international finance roles at BP plc. Age 48.

Chairman of the Audit Committee and Member of the Nomination Committee.



Hartmut Krämer
Non-Executive Director
Appointed to the Board in November 2002 having been Chief Executive Officer of the retail clothing group, Peek & Cloppenburg, and subsequently of Groupe Redcats, the home shopping division of Pinault-Printemps-Redoute (PPR). He is also a non-executive director of GSE SAS, Toupargel-Agrigel S.A. and Alfesca Ltd. Age 60.

Member of the Nomination Committee.



Janis Kong
Non-Executive Director
Appointed to the Board in December 2006. She is a non-executive director of The Royal Bank of Scotland Group Plc, Portmeirion Group PLC and VisitBritain, as well as being Chairman of the trustees of Forum for the Future. She was, until her retirement in March 2006, a director of BAA plc and Chairman of Heathrow Airport Ltd for five years as well as Chairman of Heathrow Express. Prior to that she was Managing Director of Gatwick Airport and held a number of operational roles within BAA during her 33 year career with the company. Age 56.

Member of the Remuneration and Nomination Committees.



Michael Hepher
Non-Executive Director
Appointed to the Board in September 1997. He is non-executive director of Catlin Group Ltd, Canada Life (U.K.) Ltd and Great West Life Assurance Company. His former roles include non-executive Chairman of Lane, Clark and Peacock, non-executive Chairman of TeleCity plc, Chairman and Chief Executive of Charterhouse plc, Group Managing Director of BT plc and non-executive director of Diageo plc and Lloyds Bank plc. Age 63.

Member of the Audit, Remuneration and Nomination Committees.



Helen Jones
Director of Governance and Corporate Services
Responsible for Company Secretarial, Legal and Legislative Affairs, Corporate Governance matters and Group Corporate Responsibility. She is also a member of the Pension Trustee Board. She has spent 20 years at Kingfisher. Age 51.



Paul Mir
Group Commercial Director
Paul Mir became Group Commercial Director in January 2007, when he joined Kingfisher. Previously he was Group Purchasing Director and then Commercial Director of Fnac, France's leading consumer electrical and entertainment retailer, part of Pinault-Printemps-Redoute (PPR). Previously he spent 19 years at Promodes and Carrefour in operations, logistics and purchasing in Europe and Asia. Age 46.



Tony Williams
Group Human Resources Director
Joined Kingfisher in June 2005. He spent his early career at GEC and News International before joining WH Smith Retail as Human Resources Director in 1994. Prior to joining Kingfisher he was Group Human Resources Director of Carlton Communications plc. Age 49.



Claude Acquart
Chief Executive, Castorama Poland
Claude Acquart has been head of Castorama Poland since he established the business in 1994. He joined Castorama France in 1978 and was store manager at Montpellier Lattes in France for 10 years. Age 58.



Giulio Maleci
Chief Executive, Castorama Italy
Giulio Maleci was appointed Chief Executive of Castorama Italy in May 2006. He has held a number of senior roles in international businesses including Olivetti and Electrolux, working in the USA, Italy and France. Most recently, he was General Manager of fashion retailer UPIM in Italy, part of the La Rinascente group. Age 53.



Mariusz Gliwinski
President, B&Q China
Mariusz Gliwinski joined B&Q China as President in November 2006. He began his retail career working for a Polish food retailer in 1993. From 1995 to 2003, he worked for DIY chain Nomi in Poland which grew from three to 40 stores during this period. He was then appointed as Managing Director of B&Q Taiwan in 2004. Age 36.

The directors are pleased to present their report for the financial year ended 3 February 2007.

Principal activities and developments in the year

Kingfisher is an international home improvement business operating in markets that fit strategic criteria of attractive scale, structure and economics. Operating principally through its main retail brands B&Q, Castorama, Brico Dépôt and Screwfix Direct, Kingfisher operates in 11 countries across Europe and Asia and is market leader in six countries. This continues to give the Group an excellent platform for growth in all of its markets. In addition, Kingfisher has property interests in the countries in which it operates, which are primarily managed through the relevant retail business.

A review of the business, providing a comprehensive analysis of the main trends and factors likely to affect the development, performance and position of the business, including environmental, employee, social and community issues, together with the Group's Key Performance Indicators (KPIs), and a description of the principal risks and uncertainties facing the business is detailed on pages 2 to 33 as follows:

Strategy at a glance (page 2), KPIs (pages 4 and 5), review of the business and progress, including an overview of markets, customers, stores, people and their development, suppliers, innovation and corporate responsibility (pages 6 to 19), Operating review (pages 20 to 29), Finance review (pages 30 to 32) and risks (pages 32 and 33).

In June 2006, the first Brico Dépôt store in Warsaw, Poland was opened. Three Castorama stores are now open in Russia and have been well received. In Turkey, Kingfisher's Koçtaş joint venture is now the market leader. The integration programme of the OBI China stores, acquired in June 2005, to the B&Q China format was completed during the year. Kingfisher's 700th store was opened in 2006.

In July 2006, Kingfisher announced an agreement to sell seven B&Q large format stores to The British Land Company PLC. B&Q developed a new store format for implementation in all larger stores with improved in-store service and product ranges. Eleven larger stores were in the new format as at the end of 2006/07. The Screwfix Trade Counters concept has continued to perform well and 31 sites were opened in the year. Trade Depot, the trial of a new format focused on UK trade customers, opened two more trial branches during the year, taking the total to four.

Results and dividends

The profit before taxation of the Group amounted to £450.5m (2006: £231.8m) with a profit after taxation of £338.4m (2006: £139.0m).

During the year, the market value of the Group's land and buildings increased to £3,136.5m; £850.2m above their net carrying amount. The market value of the Group's investment properties increased to £38.7m; £9.3m above their net carrying amount.

Kingfisher paid an interim dividend of 3.85p (2006: 3.85p) per ordinary share amounting to £89.9m (2006: £89.5m) on 10 November 2006. The directors recommend a final dividend of 6.8p (2006: 6.8p) per ordinary share, amounting to £161.8m (2006: £158.5m), to be paid on 8 June 2007 to those shareholders whose names are on the register of members at the close of business on 10 April 2007, making a total for the year of 10.65p (2006: 10.65p) per ordinary share amounting to £251.7m (2006: £248.0m). The ex-dividend date will be 4 April 2007. Dividend cheques and tax vouchers will be posted on 6 June 2007.

The Dividend Reinvestment Plan (DRIP), introduced in June 2005, is available to all shareholders who would prefer to invest their dividends in the shares of the Company. If shareholders wish to elect for the DRIP for the final dividend and have not already done so, a letter or completed DRIP mandate form must be received by the Company's Registrars by 17 May 2007. Certificates for shareholders electing for the DRIP will be posted by no later than 21 June 2007. Further details of the DRIP and an application form are available from the Company's Registrars.

Directors

Details of the directors of the Company are shown on pages 34 and 35, and in the Corporate Governance report on page 39.

Peter Jackson was appointed as Chairman on 24 May 2006 following the retirement of Sir Francis Mackay, and on the same date Daniel Bernard was appointed non-executive Deputy Chairman. Margaret Salmon retired from the Board on 8 December 2006 and on the same date Janis Kong was appointed as a non-executive director.

Re-election of directors

The Articles of Association require one third of the directors who are subject to retirement by rotation to retire and submit themselves for re-election at the Annual General Meeting (AGM) each year and, in any event, at least once every three years. Accordingly, Phil Bentley and John Nelson retire by rotation and are offering themselves for re-election. Having served for nine years as a non-executive director and in accordance with the Combined Code, Michael Hepher is also retiring and offers himself for re-election. Daniel Bernard and Janis Kong, having both been appointed since the last AGM, also retire in accordance with the Company's Articles of Association, and resolutions for their election will be proposed. The Board continues to believe that all the non-executive directors standing for election or re-election are independent, and that they make an effective and valuable contribution to the Board.

None of the non-executive directors standing for election or re-election has a service contract with the Company.

Directors' interests

The directors who held office at 3 February 2007 had the following interests, all of which were beneficial, in the shares of the Company:

Shares	Ordinary shares 3 February 2007	Ordinary shares 28 January 2006 or, if later, on appointment
Phil Bentley	18,097	18,097
Daniel Bernard	10,000	10,000
Ian Cheshire	22,879	16,860
Michael Hepher	1,599	1,599
Peter Jackson	60,000	60,000
Janis Kong	24,000	10,000
Hartmut Krämer	-	-
Gerry Murphy	359,151	242,167
John Nelson	43,750	43,750
Duncan Tatton-Brown	57,688	31,117

The directors' interests in options over shares of the Company as at 3 February 2007 are shown within the Remuneration report on pages 43 to 51.

As they are potential beneficiaries of

the Kingfisher Employee Share Ownership Plan Trust, the executive directors were also technically interested in 20,963,550 shares at the year end.

No director has any interest in any shares or loan stock of any other Group company, other than a small number of shares held by certain directors in French subsidiaries of the Company as a result of the French company law requirement that directors hold 'qualifying' shares.

On 28 March 2007 the number of shares in the Kingfisher Employee Share Ownership Plan Trust in which the directors were technically interested was 20,605,689. Other than this change, since the year end there have been no changes to the directors' interests in the shares of the Company.

Deeds of indemnity

As at the date of this report, indemnities are in force under which the Company has agreed to indemnify the directors, to the extent permitted by law and the Company's Articles of Association, in respect of all losses arising out of, or in connection with, the execution of their powers, duties and responsibilities, as directors of the Company or any of its subsidiaries.

Going concern

The directors confirm that, after reviewing expenditure commitments, expected cash flows and borrowing facilities, they have a reasonable expectation that Kingfisher has adequate resources to continue in operational existence for the foreseeable future. For this reason they continue to adopt the going concern basis in preparing these accounts.

Employee involvement

The Board continues to emphasise high standards of customer care and service in each operating company. The commitment of employees to this principle is vital, and each operating company has developed channels of communication to help people to expand their knowledge of, and involvement with, Kingfisher.

These channels include attitude surveys, briefing groups, internal magazines and newsletters that report on business performance and objectives, community involvement and other issues. Kingfisher's intranet systems are also used to communicate results announcements to employees throughout the Group and to distribute information about other important business developments.

Directors and senior management regularly visit stores and discuss with employees matters of current interest and concern.

To supplement existing communication within each business, the Kingfisher European Forum was established in 2003. The Forum provides information and consultation with employee representatives from Kingfisher's businesses in EU countries on specified trans-national business issues affecting those countries.

We are committed to and focused on the development of our people and have identified a talent population across the organisation in whom we will invest significantly to further the capability of our leaders, both now and in the future. We are committed with passion and energy to the challenges we face across our business and strive for excellence in our leadership.

The use of in-house and specialist training programmes as well as links with the general educational sector, reinforces Kingfisher's commitment to employee involvement and development. Employees are also represented on the trustee board of Kingfisher's UK pension arrangements.

All UK employees (as well as those in Ireland and Hong Kong) are entitled to participate in Kingfisher's long-standing Savings-Related Share Option Scheme (ShareSave), regardless of numbers of hours worked, provided they meet certain service conditions. In addition, save-as-you-earn plans, not linked directly to the purchase of Kingfisher shares, operate in other countries along similar lines to the UK scheme, taking account of local tax and legal requirements.

Respect for the diversity of people

Kingfisher is committed to treating its employees and customers with dignity and respect, and to valuing diversity. Kingfisher strives to create an environment that respects, welcomes and enables our employees to reach their full potential for the benefit of the Company and themselves.

It is Kingfisher's policy to:

- Ensure that there is no discrimination in employment on grounds of race, gender, age, disability, marital status, sexual orientation, or religious belief;
- Implement measures to ensure a level of customer service for disabled people equivalent to that offered to non-disabled people; and
- Maintain a mechanism which customers and employees can use to give feedback on performance and ensure that all customer comments are analysed, responded to and acted upon.

Kingfisher sets specific standards on diversity across the Group through its social and environmental management system, Steps to Responsible Growth, which can be found on pages 18 and 19. Kingfisher monitors the diversity profile of employees (including gender, age, disability and ethnicity). Diversity data is published in the Corporate responsibility report, available on the website www.kingfisher.com/cr.

Charitable donations

Kingfisher and its subsidiaries made contributions to charity/community projects worth an estimated £1.3m in the financial year ended 3 February 2007 – equivalent to 0.3% of pre-tax profits. This included cash donations (£0.5m) and gifts-in-kind (£0.6m). Support was also given through the donation of time by employees (£0.2m).

Supplier payment policy

The Company does not impose standard payment terms on its suppliers but agrees specific terms with each of them, and then pays in accordance with those terms. The Company is a holding company and therefore has no trade creditors.

Purchase of own shares

At the AGM on 24 May 2006 shareholders approved a resolution for the Company to make purchases of its own shares to a maximum number of 235,442,883 ordinary shares. This resolution remains valid until the conclusion of this year's AGM. As at 3 February 2007 the directors had not used this authority. It is Kingfisher's present intention to cancel any shares acquired under such authority, unless purchased to satisfy outstanding awards under employee share incentive plans.

Major shareholders

As at 28 March 2007, the Company had been notified in accordance with the Disclosure and Transparency Rules of the UKLA and previously the Companies Act 1985 of the following major interests in the Company's shares:

Company	Number of shares held	Percentage of issued share capital held
Capital Research and Management Company	188,567,818	8.07%
Amvescap PLC	117,914,880	5.04%
Barclays PLC	93,677,648	3.98%
Walter Scott & Partners Limited	92,178,075	3.94%
Legal & General Group Plc	83,732,616	3.58%

Disclosure of information to auditors

Each person who is a director at the date of approval of this report confirms that: so far as he or she is aware, there is no relevant audit information of which the Company's auditors are unaware; and each director has taken all the steps that he or she ought to have taken as a director to make him or herself aware of any relevant audit information and to establish that the Company's auditors are aware of that information. This confirmation is given and should be interpreted in accordance with the provisions of Section 234ZA of the Companies Act 1985.

By Order of the Board
Helen Jones
Company Secretary
28 March 2007

Directors' responsibility statement

The following statement is made with a view to distinguishing for shareholders the respective responsibilities of the directors and the auditors in relation to the financial statements.

The directors are required by company law to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and Group as at the end of the financial year and of the profit for the year to that date. In preparing the financial statements the directors are required to:

- Ensure that the Company keeps accounting records which disclose with reasonable accuracy the financial position of the Company and which enable them to ensure that the financial statements comply with the Companies Act 1985;
- Take such steps as are reasonably open to them to safeguard the assets of the Company and Group and to prevent and detect fraud and other irregularities;
- Apply suitable accounting policies in a consistent manner and supported by reasonable and prudent judgements and estimates where necessary;
- Comply with applicable accounting standards (except where any departures from this requirement are explained in the notes to the financial statements); and
- Ensure the maintenance and integrity of the Company's website. Information published on the internet is accessible in many countries with different legal requirements. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Combined Code statement

Kingfisher is committed to maintaining the highest standards of corporate governance. The Board endorses the principles set out in the Combined Code 2003, and during the year ended 3 February 2007 the Company has complied in full with the requirements of the Code throughout the year.

Board of Directors

The role of the Board is to determine the Group's strategy and provide appropriate leadership. It oversees management's implementation of the strategy and acts as a sounding board for senior executives. It also provides a critical overview of strategic risks and monitors the adequacy of the Group's control environment.

The matters which are reserved to the Board and the authorities delegated to management are contained within the Matters Reserved for the Board (available at www.kingfisher.com) as well as within various policies covering such matters as treasury management, capital expenditure approvals, legal matters and internal audit.

The policies referred to above and the system of internal controls are also supported by Kingfisher's Code of Conduct. A formal review of the Code of Conduct was undertaken during the year and improvements are currently being implemented across all operating companies. The Code of Conduct is available to all employees in their own language and, to the extent possible, forms part of the employees' contract of employment.

Kingfisher's Board currently comprises the Chairman, two Deputy Chairmen, four other independent non-executive directors, the Group Chief Executive and two other executive directors. Peter Jackson assumed the role of Chairman following the retirement of Sir Francis Mackay (at the 2006 AGM). Two new non-executive directors were appointed during the year. Daniel Bernard, who was appointed non-executive Deputy Chairman on 24 May 2006, will share the position of Deputy Chairman with John Nelson until the AGM in 2007, when Mr Nelson will step down from that role but will remain as the Senior Independent Director. Janis Kong was appointed as a non-executive director on 8 December 2006 following the retirement of Margaret Salmon after nine years' service as a non-executive director.

Having regard to the Combined Code, and the output from the Board evaluation process, the Board believes all the non-executive directors to be independent, including Michael Hepher, notwithstanding the fact that he has served for more than nine years as a director.

There is a clear and documented division of responsibilities between the Chairman and the Group Chief Executive, which is available at www.kingfisher.com. The Senior Independent Director is John Nelson.

The non-executive directors share responsibility for the execution of the Board's duties and are actively involved in the development of the Company's strategy. They are also required to provide advice to the Group Chief Executive, to scrutinise performance and assess risks and the integrity of financial information and controls, to ensure appropriate remuneration and succession planning for executive directors, and to ensure that individual business decisions conform to agreed strategies and policies.

All directors are provided with, and have full and timely access to, information that enables them to make informed decisions on corporate and business issues, including operational and financial performance, risk management and business plans. In particular, the Board receives monthly information on the performance and results of the Group and the individual operating businesses. The executive directors receive daily information on sales and weekly information on margin for the Group.

In addition to the schedule of matters reserved for itself, the Board has delegated certain matters to a number of standing committees with defined terms of reference, which are published on the Company's website at www.kingfisher.com. The Board members' length of service and their committee membership is shown in the table below:

Name	Length of service	Age	Board Committee membership
Peter Jackson	1 year and 3 months	60	Nomination (Chairman)
Phil Bentley	4 years and 6 months	48	Audit (Chairman), Nomination
Daniel Bernard	10 months	61	Audit, Nomination
Ian Cheshire	6 years and 10 months	47	Executive
Michael Hepher	9 years and 7 months	63	Audit, Nomination, Remuneration
Janis Kong	4 months	56	Nomination, Remuneration
Hartmut Krämer	4 years and 5 months	60	Nomination
Gerry Murphy	4 years and 2 months	51	Nomination, Executive, Disclosure
John Nelson	5 years and 3 months	59	Remuneration (Chairman), Audit, Nomination
Duncan Tatton-Brown	3 years and 2 months	42	Executive, Disclosure

The directors' biographies, which can be found on pages 34 and 35, illustrate the directors' range of experience, which is intended to provide an effective Board to lead and control Kingfisher. Non-executive directors are appointed for an initial term of three years.

On appointment, each director receives a tailored induction programme which includes:

- Individual time with the Chairman, the Group Chief Executive, the Group Finance Director and other senior corporate executives;
- Visits to Group and competitors' stores;
- Meetings with management of the operating businesses; and
- External training courses at the Company's expense, if required.

External training at the Company's expense is available on an ongoing basis and the Board visits and meets with a number of operating companies and their management teams each year.

In addition, ad hoc update training is provided on appropriate matters and in 2006 this included relevant sections of the Companies Act 2006, including in particular those affecting directors and their responsibilities.

Comprehensive Directors' & Officers liability insurance is provided by a reputable insurer covering all past, present and future director and officer appointments. Cover is in respect of any actual or alleged breach of duty, breach of trust, neglect, error, misleading statement, omission, breach of warranty or authority or other act by the directors in their respective capacity.

The Board regards independent performance evaluation as an important part of monitoring and improving its effectiveness. This year a further evaluation of the Board and its committees was undertaken by JCA, an independent consultant and the output and implications for improvement were considered by the whole Board.

The results of the Board evaluation are used by the Chairman for assessing the individual performance of directors and will inform the Nomination Committee's assessment of the skills required by any new non-executive directors.

The attendance record of individual directors at Board and committee meetings is detailed below. In addition the non-executive directors met separately, once, without the Chairman.

	Board meetings	Committee meetings				
		Audit	Nomination	Remuneration	Executive	Disclosure
Number of meetings in year	9	4	3	4	12	2
Francis Mackay [1]	2	1	1	2	-	-
Peter Jackson	8	4	3	3	-	-
Gerry Murphy	9	3	3	4	12	2
John Nelson	9	4	3	4	-	-
Phil Bentley	9	4	3	-	-	-
Daniel Bernard [2]	6	-	2	-	-	-
Ian Cheshire	9	-	2	-	10	-
Michael Hepher	9	4	3	4	-	-
Janis Kong [3]	2	-	-	-	-	-
Hartmut Krämer	9	-	3	1	-	-
Margaret Salmon [4]	7	3	3	4	-	-
Duncan Tatton-Brown	9	4	2	2	12	2

[1] Resigned on 24 May 2006
[2] Appointed on 24 May 2006
[3] Appointed on 8 December 2006
[4] Resigned on 8 December 2006

Non-attendance at Board and Committee meetings is rare, usually when either an unexpected commitment arises, or, for newly appointed directors, there is a prior clash with a meeting which had been timetabled and could not be rearranged. Directors are generally provided with the papers for Board and Committee meetings a week in advance of the meeting and directors who are unable to attend provide comments and feedback to either the Chairman, Chairman of the Committee or the Company Secretary, all of whom ensure those comments and views are raised at the meeting.

Details of the Audit and Nomination Committees are provided in the individual reports of those Committees on page 52.

The details of the Remuneration Committee are in the Remuneration report on pages 43 to 51.

The Executive Committee formally comprises the executive directors of the Company. In addition, members of the senior management team attend the meetings. The Committee's terms of reference can be found at www.kingfisher.com. The Committee provides an effective method of ensuring the active participation of senior operational management in understanding the key issues facing Kingfisher, as a UK listed company. The Committee's responsibilities in relation to risk management and internal control, and corporate responsibility, are set out on page 42.

Company Secretary

All directors have access to, and the services of, the Company Secretary and may take independent professional advice at Kingfisher's expense.

The Company Secretary acts as secretary to all of the above Committees.

The Company Secretary is also responsible for facilitating the induction and professional development of Board members as well as ensuring good information flows within the Board, its Committees and between the non-executive directors and senior management.

Relations with shareholders

Kingfisher is committed to an active dialogue with its shareholders through a planned programme of investor relations. This activity is a key component of its corporate communications programme and is headed by the Group Communications Director, Ian Harding.

Shareholders also receive Annual and Interim Reports and the investors' section of Kingfisher's website (www.kingfisher.com/investors) includes copies of all these, all trading updates, press announcements and presentations to shareholders.

The investor relations programme included formal presentations of full year and interim results, conference calls to discuss quarterly trading statements on three other occasions during the year, and regular meetings between institutional investors and senior management.

The Board believes that there are sufficient opportunities for the necessary dialogue with shareholders and the Board. Apart from the consultation noted above, these include regular meetings between investors and management, the availability of all the non-executive directors for meetings if so requested by the shareholders and a standing invitation for the non-executive directors to attend any of the major presentations by management to shareholders. The Senior Independent Director, John Nelson, is available to shareholders if there are concerns that cannot be resolved through normal channels of communication.

The Board received regular reports concerning institutional shareholder meetings and their issues and concerns.

This process and reporting allows the directors to develop the necessary understanding of the views of the shareholders and also enables the Board to judge whether the investors have a sufficient understanding of the Company's objectives.

Both institutional and private shareholders are welcome at the AGM, which includes a presentation on the Group's business by the Group Chief Executive. The AGM also provides an opportunity for shareholders to discuss with executive and non-executive directors any issues concerning the Company and its activities.

Auditor independence

Kingfisher's rules and authorisation processes for the instruction of the auditors for non-audit work; were reviewed and updated in 2005 and details can be found at www.kingfisher.com. The auditors are precluded from engaging in non-audit services that would compromise their independence or violate any laws or regulations affecting their appointment as auditors. Approval of the Chairman of the Audit Committee is required prior to awarding contracts for non-audit services to the external auditors in excess of a specified amount. The external auditors report to the Audit Committee annually on their independence from the Company. Periodic rotation of key partners is also required.

Each of the Group's businesses are consulted on the effectiveness and independence of the Auditors annually. In addition the Auditors provide the Audit Committee with a schedule of each matter on which there was an initial difference between them and management in relation to the accounting treatment, with the advice (if needed) of the firm's technical committee, and with the final decisions on these issues. The Audit Committee considers annually whether the audit should go out to tender but has taken the view that partner rotation at both the Group and operating business level has been sufficient to maintain the necessary independence.

Accountability, risk management and internal control

Internal control

The Board considers risk assessment, identification of mitigating actions and internal control to be fundamental to achieving Kingfisher's strategic corporate objectives.

This system of internal control is:

- The Board's overall responsibility;
- Regularly, and at least annually, reviewed for its effectiveness by both the Board and the Audit Committee;
- In compliance with the Turnbull guidance 2005; and
- Supported by Kingfisher's policies in such areas as Code of Conduct, legal and secretarial, finance and treasury.

However, such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives and can provide only reasonable and not absolute assurance against material misstatement or loss.

The key elements of the internal control process are summarised below:

The Board, which:

- Has approved a set of policies, procedures and frameworks for effective internal control, including the provision of quality internal and external reporting and compliance with applicable laws and regulations, which are periodically reviewed and updated;
- Regularly reviews and updates the Group's strategy and those of its operating companies;
- Reviews and assesses Kingfisher's key risks at least annually;
- Reviews performance through a comprehensive system of reporting, based on an annual budget with monthly business reviews against actual results, analysis of variances, key performance indicators and regular forecasting;
- Has well defined policies governing appraisal and approval of capital expenditure and treasury operations;
- Seeks assurance that effective control is being maintained through regular reports from the Audit Committee and various independent monitoring functions.

The Audit Committee which, in respect of the Group:

- Monitors the integrity of the financial statements and any formal announcements relating to financial performance;
- Reviews and evaluates the internal financial risk, and other internal controls and their associated systems;
- Monitors and reviews the effectiveness of the internal audit function;
- Considers and reviews the reports from the external auditors on the principal reporting issues faced by the Group.

The Executive Committee which, in respect of the Group:

- Reviews and makes recommendations to the Board, where appropriate, regarding:
  - The strategic and business plans of individual businesses and the strategic choices of the Group;
  - The annual budget and capital expenditure proposals for the Group;
  - Management development and senior executive succession plans.

- Oversees and reviews the Group's Corporate responsibility programme and operating companies' individual progress; with the Group Chief Executive reporting to the Board at least annually on issues, progress and recommendations for change.
- Approves or, where appropriate, recommends to the Board any acquisitions or disposals of companies, businesses or significant assets;
- Reviews periodically as necessary the communications messages to the investor community for effectiveness and relevance. It also ensures any issues regarding strategy and performance that the investor community are expressing are fully understood, that these are communicated appropriately to the Board and actions are taken to address any legitimate concerns;
- Oversees the work of the Treasury Committee and reviews and approves on behalf of the Board any significant or unusual treasury transactions within the limits set out in the Treasury Policy and exercises all powers of execution and delivery of the Board in relation to the approval and authorisation for signature of financing documents within the Committee's terms of reference and authority limits; and
- Allots new shares in the Company to employees following the exercise of share options in schemes approved by the Board and shareholders.

The business head of each operating company/business area who:

- Maintains systems that continually identify and evaluate significant risks affecting their strategies and that apply to their areas of the business;
- Reviews and monitors the effectiveness of internal control systems through an operating company audit committee and reports from internal and external audit functions;
- Has responsibility for identification and evaluation of significant risks to their business area, together with the design of mitigating controls;
- Has responsibility for and ensures the effective functioning of their operating company audit committee;
- Self-certifies that internal control processes are in place and that they comply with Group policies; and
- Supported by their operating company audit committee, reports on any control weaknesses or breakdowns that could be material to the Group.

The Internal Audit and Risk Management function which:

- Works with the operating companies to develop, improve and embed risk management tools and processes into their business operations;
- Oversees the operation of the individual operating businesses' audit committees;
- Ensures that business risks are identified, managed and regularly reviewed at all levels of the Group and that directors are periodically appraised of the key risks in accordance with the Turnbull guidance;
- Provides the Board with objective assurance on the control environment across the Group;
- Ensures that the operating companies have appropriate organisation and processes to carry out regular and effective reviews of their internal controls;
- Monitors adherence to the Group's key policies and principles; and
- Provides the Group Audit Committee with necessary assurances on the control environment.

Whilst management at each operating business has responsibility for the identification and evaluation of significant risks applicable to their business and any mitigating actions to be taken, Group executive management reviews, identifies and evaluates the risks which are significant at a Group level as well as the mitigating actions against those risks. These are then considered by the Board after review by the Audit Committee. The type of risks identified include strategic risk, external factors (such as competition, environment and regulation), change management programmes, health and safety, retention of key management and macro market risks. The Internal Audit plans are designed to address the controls and actions in relation to each business's significant identified risks. Where appropriate, the risk management process will include the use of insurance.

The directors confirm they have reviewed the effectiveness of this system of internal control, that any necessary action has been or is being taken to remedy any significant failings or weaknesses identified from the review and that it accords with the guidance of the Turnbull Committee on internal control.

Environmental, social and governance (ESG)

The Executive Committee oversees corporate responsibility including environment, social and governance matters, its terms of reference can be found on the website www.kingfisher.com. The Board recognises the importance of ESG matters and receives information concerning any risks that may be posed regarding such matters from the Group Chief Executive and the Executive Committee. The Board formally reviews progress at least on an annual basis.

Key ESG issues are managed through Kingfisher's Corporate Responsibility Policy and Steps to Responsible Growth management system (which is shown on pages 18 and 19). In addition, Kingfisher has a Code of Conduct for employees which provides guidance on governance issues. Non-compliance with the Code is a disciplinary issue.

Kingfisher is developing a Corporate responsibility risk register to ensure a common approach across the Group to the way these risks are identified and managed. Work is underway to review the range of potential issues for the register, their magnitude and probability of occurrence. In addition, the register will identify the range of mitigating controls in place to minimise the potential impact of the risks.

An overview of progress on Corporate responsibility can be found on pages 18 and 19. A more detailed Corporate responsibility report is also published, which is available on the website www.kingfisher.com/cr, and as a printed summary.

By Order of the Board
Helen Jones
Company Secretary
28 March 2007

This report to shareholders provides information on the remuneration and share interests of all Kingfisher directors, and the criteria by which that remuneration has been determined. It has been prepared in accordance with Schedule 7A to the Companies Act 1985 and the applicable Listing Rules.

The Remuneration Committee

The Remuneration Committee is responsible for the broad policy governing senior executives' pay and remuneration. It sets the actual levels of all elements of the remuneration of all executive directors of the Company and for certain senior operating executives. The Committee also oversees the administration of Kingfisher's employee share schemes and determines the level of fees for the Chairman of the Board. The Committee's terms of reference are available at www.kingfisher.com.

The Committee aims to ensure that senior executives (including executive directors of the Company) are rewarded for their contribution to Kingfisher and are motivated to enhance returns to shareholders. It advises the Board on the remuneration framework and policy for such senior executives and, once formally endorsed by the full Board, it applies the policy.

The Committee is chaired by John Nelson and comprises two other independent non-executive directors, Michael Hepher and, since her appointment as a director in December 2006, Janis Kong. Until her resignation from the Board in December 2006, Margaret Salmon was also a member of the Committee. John Nelson, Michael Hepher, and, until her resignation, Margaret Salmon, have been members for at least two years. The Chairman of the Board and the Group Chief Executive are invited to attend meetings of the Committee but not when their own arrangements are considered.

The Committee consults with shareholders to ensure their views are understood and taken into account in the work of the Committee, particularly in relation to changes in Kingfisher employee share scheme arrangements and wider trends in executive remuneration.

The Committee met four times during the year. Most of the Committee's work over the past year has concerned the measures and targets for the Kingfisher Incentive Scheme (KIS) arrangements for senior executives and executive directors, as described in more detail later in this report, and finalising and approving the proposals for the Performance Share Plan (PSP) (approved by shareholders at the AGM in May 2006).

Advice

During the year the Committee sought the advice of Kingfisher's Group Human Resources Director, Tony Williams, and was supported by the Company Secretary, Helen Jones. The Committee has also appointed the following external advisors:

- New Bridge Street Consultants LLP (NBSC) provides advice on the ongoing operation of employee and executive share plans together with advice on executive remuneration; and
- Allen & Overy LLP provides legal advice to the Committee on contracts and for other employment and remuneration issues in relation to executive directors and senior executives. Allen & Overy LLP does not advise the Company separately on any other legal matters.

NBSC currently also provides advice to the Company on the technical aspects of the operation of the shares element in the KIS as well as the PSP, ShareSave and Executive option schemes. Additionally, Towers Perrin was requested by the Company to provide advice periodically on the market competitiveness of remuneration for executives (and non-executive director fee levels) in the UK and overseas.

Information subject to audit

The following sections, on pages 43 to 51, of the Remuneration report are audited:

- 'Components of executive directors' remuneration – Annual bonus and long-term incentives, including the PSP' – the summary of performance criteria upon which the vesting of performance shares are conditional;
- 'Executive directors' remuneration overview';
- 'KIS Share Awards';
- 'Performance Share Awards';
- 'ShareSave Option Scheme';
- 'Closed incentive plans' – except for compliance with guidelines on dilution limits;
- 'Directors' pension benefits'; and
- 'Non-executive directors' remuneration table and notes.

Remuneration policy for executive directors

The Committee intends that executive director remuneration, both in terms of base salary and total remuneration, should be competitive by reference to the experience of the executive concerned, the role fulfilled, internal relativities and the markets in which the Company competes. This is designed to promote business success through the recruitment, retention and motivation of the highest quality executives. This policy is consistently applied across the Group for the remuneration of the executive directors and senior executives.

The Committee undertook a full review of the senior executives' remuneration structure during 2005/06. This review led to a simplification of the Company's incentive structure for 2006/07 with executives being eligible for annual bonus awards under the KIS Cash and KIS Shares schemes, and also separately receiving annual awards of Performance Shares under the new PSP. The Committee believes that this revised structure remains appropriate for the forthcoming year as it is weighted towards the achievement of stretching, individually targeted annual bonus measures but also aligns the interests of executives with those of shareholders through a continued emphasis on equity based incentives which also provide a better 'lock-in' of key executives. The Committee has been advised by NBSC that this remuneration structure is competitive but not excessive when compared with relevant external benchmarks, and the Committee is satisfied that there is an appropriate balance between the different elements of pay (including the split between fixed and variable pay).

Components of executive directors' remuneration

Salaries and benefits

Salaries are reviewed annually in August, taking into account criteria such as market conditions affecting executive remuneration, affordability, the level of increases awarded to staff generally and the individual's contribution. In addition, the Company provides a range of additional benefits, including life and medical insurances, membership of a Company pension scheme, subsidised staff canteen, staff discount card, 30 working days holiday per year and a company car or cash allowance.

With effect from 1 August 2006, Gerry Murphy, Ian Cheshire and Duncan Tatton-Brown were awarded base salary increases of 3.1%, 3.5% and 10% per annum respectively. The increase for Duncan Tatton-Brown was to bring his salary more into line with the mid-market for FTSE 100 finance directors and to reflect increased responsibilities. The increases for Gerry Murphy and Ian Cheshire were based on general inflation.

A similar market-driven approach was taken with other salary increases awarded to management, administrative staff and store staff in the UK. Overall the increases for staff in stores averaged 3.4%, with increases averaging 3.0% for managers and supervisors and 4.5% for experts and administrative staff. Salary increases at the Store Support Office of B&Q averaged 3%. Overall B&Q's average increase across all staff was 3.2%. Increases in France averaged around 2.75%.

The current annual base salaries of the executive directors are:

Gerry Murphy	£912,000
Ian Cheshire	£440,000
Duncan Tatton-Brown	£440,000

Annual bonus and long-term incentives

Annual bonuses are awarded under the KIS. The KIS comprises the Kingfisher Annual Cash Incentive Scheme 2003 (KIS Cash scheme) and the Kingfisher Incentive Share Scheme 2003 (KIS Shares scheme). Under these arrangements, in 2007/08 senior executives may receive a performance-related cash bonus under the KIS Cash scheme and a contingent share award under the KIS Shares scheme equal to half the value (at the time of award) of the cash bonus. The contingent share award must normally be held for three years before it vests, with the shares being normally subject to forfeiture should the executive leave Kingfisher during the three-year deferral period as a result of voluntary resignation or dismissal for cause. Contingent share awards from April 2007 will, in line with ABI best practice, receive a dividend roll-up on vesting calculated on the basis of a notional purchase of shares on each relevant ex-dividend date using that day's closing mid-market price.

Substantial awards under the KIS Cash scheme and the KIS Shares scheme are only payable to executives on achievement of the performance targets agreed by the Committee at the beginning of each year, based on Kingfisher's strategic and financial planning process and the economic and competitive environment in which the Company and its principal businesses operate.

In respect of the financial year ended 3 February 2007, the key performance parameters for Gerry Murphy and Duncan Tatton-Brown were:

1. Group return on invested capital
2. Group cash generation
3. Group profit after tax; and
4. Individual targets

For Ian Cheshire, 25% of his bonus focused on Group profit after tax with 75% being targeted in respect of B&Q UK's performance on:

1. Return on invested capital
2. Cash generation; and
3. Individual targets

The overall bonuses earned were moderately below on-target levels. The financial results, apart from the cash generation targets, did not reach on-target levels; the individual objectives set for the executive directors, which principally related to specific measures regarding the B&Q development programme, were substantially met.

The key performance parameters for Gerry Murphy, Ian Cheshire and Duncan-Tatton Brown for 2007/08 are the same as those applying for 2006/07, although the detailed personal objectives will focus on current issues.

Assuming target performance is fully achieved, the cash component is valued at 60% of base salary, with the deferred share award being valued at 30% of base salary for executive directors, giving a combined value equivalent to 90% of salary. In years when Kingfisher achieves performance significantly in excess of target this combined value can increase to 150% (100% of salary in cash and 50% of salary in deferred shares). The Committee has discretion to adjust awards (up or down) where it concludes that a particular individual's contribution warrants a different level of award (but subject to the maximum combined level of 150% of base salary).

Awards under the KIS result in up to approximately 46% of executive directors' targeted annual remuneration (excluding pensions) being performance-related, and when combined with the PSP described below, up to 60%, an approach the Committee believes is appropriate for Kingfisher as a dynamic international retailer.

If an executive does not work for Kingfisher throughout the whole of a financial year, the Committee has the discretion to determine the appropriate level of payment under the KIS Cash scheme for that year. Where Kingfisher terminates an executive's contract except for cause, or on retirement, then, reflecting the fact there will be no entitlement to awards under the KIS Shares scheme, the executive may receive a cash replacement of the equivalent value of the KIS Shares scheme award, pro rata for the period of the financial year he was employed, subject to the discretion of the Committee to decide the appropriate level of such bonus.

The PSP

The PSP is a stand alone plan under which provisional awards of Performance Shares are granted each year to selected senior executives. Performance Shares will be provisionally awarded at six-monthly intervals following the publication of the annual and half yearly results. The first such award was made on 28 June 2006 following the AGM approval in May, and the second on 24 October 2006. In future years, awards would normally be made in March/April and September/October.

Performance Shares will normally vest three years from the award date, provided that the executive is still employed by the Group and Kingfisher's Total Shareholder Return (TSR) performance is above median for the FTSE 100 during the three-year performance period. No vesting will occur at or below median performance. At above median performance, 25% of these shares will vest, increasing on a straight line basis to 100% at above upper quartile performance. In addition, the Committee must also be satisfied that the TSR performance is reflective of underlying Company performance for such awards to vest. TSR was selected as the most appropriate measure as it is robust, aligns executives' interests with those of shareholders and is generally favoured by the Company's major shareholders. The FTSE 100 was chosen as the comparator group because there is a general lack of directly quoted home improvement businesses against which to compare the Company's TSR specifically and because major shareholders, when consulted previously, indicated their preference for the chosen comparator group. NBSC independently carries out the relevant TSR calculations for the Committee.

At the moment, the maximum annual Performance Shares vesting for above upper quartile performance under the plan would be worth, at grant, 125% of a participant's salary (subject to the discretion of the Committee to award a different level within the normal plan limit of 200%, although there is no current intention to exceed 125%) reducing to 31.25% vesting for just above median performance. Performance Shares also receive a dividend roll-up calculated on the basis of a notional purchase of shares on each relevant ex-dividend date using that day's closing mid-market price.

Other long-term incentive plans

Apart from the ShareSave Option Scheme, all other option and incentive arrangements have been discontinued, but awards made under these schemes in 2006/07 and in previous years will vest over time, in accordance with the rules governing the various plans. The details are shown in the section entitled Closed incentive plans on pages 48 and 49.

Share Ownership Guidelines

The Committee has established formal Share Ownership Guidelines which prohibit executive directors selling shares obtained through the KIS Shares scheme and long-term incentive plans including the PSP (except to meet tax obligations) until they hold shares costing or worth at least one times base salary (two times for the Group Chief Executive). The Committee believes that this will provide a longer-term retention mechanism and mean that, over time, executives will have a significant personal interest in Kingfisher shares. The Committee believes these arrangements align executives' and shareholders' interests effectively and encourage a long-term view of performance.

Executive directors' service contracts

All executive directors and UK senior executives have service contracts terminable by no more than 12 months' notice by either side, with no different arrangements applying in the event of termination following a change of control. For senior executives not employed from the UK, the same principles apply, but there are local laws and regulations which mean it is possible that, subject to length of service and reasons for termination, more than 12 months' notice has to be given. Details of the executive directors' contracts are summarised below.

The contracts for Gerry Murphy, Ian Cheshire and Duncan Tatton-Brown provide that termination payments would be paid on a phased basis at a monthly rate of 15% of annual salary for a maximum of 12 months. Lower amounts are payable if the director commences lower paid employment during the 12 month period, and payments cease immediately when employment providing the same or higher value remuneration is started.

To reflect the arrangements entered into on his appointment, Gerry Murphy would, in addition, continue to receive for the same period a monthly pension contribution or Scheme Cap supplement at a reduced rate of 30% of his monthly salary above the Scheme Cap (see Pension provision opposite).

Executive director	Date of last contract	Notice period (months)
Gerry Murphy	16/03/2004	12
Ian Cheshire	01/03/2004	12
Duncan Tatton-Brown	01/02/2004	12

All executive directors' contracts terminate automatically upon reaching normal retirement age, currently 60, although this is under review following the application of the age discrimination legislation in October 2006.

Kingfisher allows each executive director (and senior executives), other than Gerry Murphy, to accept and hold one non-executive role outside the Group. Gerry Murphy's contract allows him to take two non-executive roles with the consent of the Chairman, but, in accordance with the Combined Code requirements, only one FTSE 100 directorship. To date he has only held one non-executive appointment at any one time. All appointments are subject to conflict checks.

The following fees for acting as non-executive directors of companies not part of the Kingfisher Group were earned and retained by the individual during 2006/07:

Gerry Murphy	£60,667
Ian Cheshire	£42,958
Duncan Tatton-Brown	£45,000

Pension provision

Gerry Murphy, Ian Cheshire and Duncan Tatton-Brown are members of the main defined benefit funded arrangement, the Kingfisher Pension Scheme, which was closed to new employees of the Group on 1 April 2004, and which provides a pension on retirement at age 60 of 1/60th of base salary up to the Earnings Cap for each year of pensionable service. In the event of death during employment, dependants would receive a pension and a lump sum from the scheme (relating to the employee's contributions during the period of membership) and life insurance equal to four times the amount of base salary up to the Earnings Cap. On leaving the employment of the Group before retirement, members would become entitled to a deferred pension.

All three executive directors accrue benefits in the Kingfisher Pension Scheme on earnings up to the limit of the Earnings Cap. Following the removal of the Earnings Cap by HMRC in April 2006, the Company introduced a Scheme Cap in line with the previous Earnings Cap. As such, neither pension benefits, nor the total contribution percentages of the directors described below, have been increased as a result of the Finance Act 2004.

In addition to the Scheme benefits, Gerry Murphy, pursuant to his service agreement, receives a pension supplement of 40% of his earnings above the newly introduced Scheme Cap. The February and March 2006 supplements were paid into a FURBS. Ian Cheshire and Duncan Tatton-Brown receive supplements of 10% of their earnings above the Scheme Cap. The salary supplements for 2006/07 are disclosed in the executive directors' remuneration table on page 46.

Executive directors' remuneration overview

£000	Base salary	Total Benefits [1]	Cash Bonus [2]	Total remuneration 2007	Total remuneration 2006
Gerry Murphy [3]	898.5	323.9	448.1	**1,670.5**	1,096.8
Ian Cheshire [3]	432.5	56.0	276.6	**765.1**	590.6
Duncan Tatton-Brown	420.0	54.8	221.5	**696.3**	446.1
Total	1,751.0	434.7	946.2	**3,131.9**	2,133.5

1 Total benefits include cash payments representing Scheme Cap Supplements of £285,502 for Gerry Murphy, £32,432 for Ian Cheshire and £31,184 for Duncan Tatton-Brown; non-cash benefits comprised medical, life and permanent health insurances; Ian Cheshire received a cash allowance in lieu of a company car, plus the value of a company car for part of the year.

2 For the contingent shares award under the KIS Shares scheme in relation to the financial year ended 3 February 2007, see the table below, and for the Multiplier Awards see the table under Closed incentive plans on page 49.

3 Details of the exercise of the Investment share award made to Gerry Murphy as part of his recruitment arrangements, and the exercise of the ShareSave option by Ian Cheshire are included in the relevant tables on pages 49 and 47 respectively.

KIS Share Awards

Once the contingent share award is made in respect of the bonus earned, the only qualifying condition for the award normally to vest is to be in the employment of the Company at the vesting date. In respect of bonuses paid in 2004, 2005 and 2006, an additional Multiplier Award of shares was potentially receivable by certain executive directors – details of these are shown under Closed incentive plans on page 49. Following the introduction of the PSP, no further Multiplier Awards will be granted.

Name	Number of Contingent Shares at start of year	Number of Contingent Shares awarded in year	Price per share	Market price per share on date of award	Number of Contingent Shares at end of year	Vesting Date [1]	Lapse Date
Gerry Murphy	221,448	–	288.50p	286.00p	221,448	28/04/2007	28/10/2007
	116,822	–	286.92p	285.50p	116,822	6/04/2008	6/10/2008
	–	23,844 [2]	233.83p	231.25p	23,844	10/04/2009	10/10/2009
Total	338,270	23,844			362,114		
Ian Cheshire	86,088	–	288.50p	286.00p	86,088	28/04/2007	28/10/2007
	39,685	–	286.92p	285.50p	39,685	6/04/2008	6/10/2008
	–	60,471 [2]	233.83p	231.25p	60,471	10/04/2009	10/10/2009
Total	125,773	60,471			186,244		
Duncan Tatton-Brown	44,412	–	288.50p	286.00p	44,412	28/04/2007	28/10/2007
	44,913	–	286.92p	285.50p	44,913	6/04/2008	6/10/2008
	–	10,777 [2]	233.83p	231.25p	10,777	10/04/2009	10/10/2009
Total	89,325	10,777			100,102		
Totals	553,368	95,092			648,460		

1 As the first vesting date for any of the awards is 28 April 2007 and no executive director has left the Company none of the awards vested or lapsed during the year.

2 As disclosed in last year's Remuneration report these awards under the KIS Shares scheme were made on 10 April 2006, in respect of the financial year ended 28 January 2006. These awards are structured as nominal cost options (on payment in aggregate of a maximum of £1). They will normally vest in April 2009 and will be exercisable within the period of six months starting from the vesting date.

Awards of contingent shares, in respect of the financial year ended 3 February 2007, are due to be made on 11 April 2007, vesting in April 2010, to Gerry Murphy, Ian Cheshire and Duncan Tatton-Brown under the KIS Shares scheme to the value of £224,048, £138,306 and £110,733, respectively, at the average mid-market price over the three dealing days, 4, 5, and 10 April 2007. As the awards will be made after publication of the accounts for the financial year ended 3 February 2007, the detail will be disclosed fully in next year's Annual Report.

Performance Share Awards

Performance Shares will normally vest subject to the Company's TSR performance relative to the constituents of the FTSE 100 over a fixed three-year performance period. Further details of the performance condition are outlined on page 44.

Name	Number of Performance Shares at start of year	Number of Performance Shares awarded in year	Date of * Grant	Price per share	Dividend Roll-up shares [1]	Number of Performance Shares at end of year	Vesting Date	Lapse Date
Gerry Murphy	–	245,016	28/06/2006	225.75p	3,897	248,913	28/06/2009	28/12/2009
	–	223,091	24/10/2006	255.50p	–	223,091	24/10/2009	24/04/2010
Total	–	468,107			3,897	472,004		
Ian Cheshire	–	117,663	28/06/2006	225.75p	1,871	119,534	28/06/2009	28/12/2009
	–	107,632	24/10/2006	255.50p	–	107,632	24/10/2009	24/04/2010
Total	–	225,295			1,871	227,166		
Duncan Tatton-Brown	–	110,741	28/06/2006	225.75p	1,761	112,502	28/06/2009	28/12/2009
	–	107,632	24/10/2006	255.50p	–	107,632	24/10/2009	24/04/2010
Total	–	218,373			1,761	220,134		
Totals	–	911,775			7,529	919,304		

[1] The price used to calculate the Dividend Roll-up shares was 242.00p, being the market price on 20 September 2006.

ShareSave Option Scheme

A UK ShareSave Option Scheme is open to all eligible employees, including executive directors. As is the case with all savings-related share option schemes open to all employees, there are no performance criteria.

	Number of Options							
Name	At start of year	Granted during year	Exercised during year [1]	Lapsed during year	At end of year	Option price (pence)	Date from which exercisable	Lapse Date
Gerry Murphy	5,324	–	–	–	5,324	175.60	01/12/2008	01/06/2009
Ian Cheshire	6,019	–	6,019	–	–	157.00	01/12/2005	01/06/2006
		4,805	–	–	4,805	196.67	01/12/2009	01/06/2010
Duncan Tatton-Brown	5,324	–	–	–	5,324	175.60	01/12/2008	01/06/2009
Totals	16,667	4,805	6,019	–	15,453			

[1] The market price of the shares on 6 April 2006 when the options were exercised was 234.75p and the gain was £4,680.

Closed incentive plans

There are two further long-term incentive plans, the Executive Share Option Scheme and the Kingfisher Incentive Plan (KIP), as well as Multiplier Awards made in previous years under the KIS Shares scheme and the recruitment awards granted to Gerry Murphy, all of which are now closed and under which no further awards will be made. Existing awards under these arrangements may still become exercisable or vest at the end of their respective deferral periods. The full details of each can be found in previous Annual Reports.

The outstanding awards are as follows:

Executive Share Options

The last grants under the Executive Share Option Scheme were made on 17 April 2003. Other than those granted to Gerry Murphy, the options vest from three to 10 years of the grant date subject to the satisfaction of a performance condition which generally requires the growth in the Company's Earnings Per Share (EPS) over a three-year period to have exceeded that of the Retail Price Index (RPI) plus 6%. The criteria were set and approved by shareholders when the scheme was established in 1993 and were judged at the time to be appropriate criteria.

	Number of Options							
Name	At start of year	Granted during year	Exercised during year	Lapsed during year	At end of year	Option price (pence)	Date from which exercisable	Lapse Date
Gerry Murphy[1]	12,612				12,612	237.85	17/04/2006	17/04/2007
	1,332,773				1,332,773	237.85	17/04/2006	17/04/2007
Total	1,345,385	–	–	–	1,345,385			
Ian Cheshire	45,489				45,489	395.69	26/10/2004	26/10/2008
	30,520				30,520	589.76	01/04/2004	01/04/2009
	74,346				74,346	393.43	17/04/2004	17/04/2010
	69,991				69,991	357.18	25/09/2004	25/09/2010
	126,231				126,231	209.93	26/09/2004	26/09/2011
	91,350[2]				91,350	290.08	09/04/2005	09/04/2012
	164,144				164,144	194.95	08/10/2005	08/10/2012
	134,538				134,538	237.85	17/04/2006[3]	17/04/2013
Total	736,609	–	–	–	736,609			
Duncan Tatton-Brown	72,272				72,272	209.93	26/09/2004	26/09/2011
	26,151				26,151	290.08	09/04/2005	09/04/2012
	43,600				43,600	194.95	08/10/2005	08/10/2012
	35,736				35,736	237.85	17/04/2006[3]	17/04/2013
Total	177,759	–	–	–	177,759			

1 The options granted to Gerry Murphy on 17 April 2003 were part of the terms of his recruitment and have the same performance criteria except that he has agreed that they can only be tested on the third anniversary of grant or, if not satisfied, on the fourth anniversary of grant (from a fixed base). As the EPS condition has not been met the options will lapse on 17 April 2007.

2 Phantom Options of 91,350 were granted to Ian Cheshire in addition to these options at the same price, with the same performance conditions and over the same maturity periods. On exercise, only the cash equivalent to any gain will be paid and disclosed as remuneration at that time.

3 The performance conditions for all options have been met with the exception of the final grant made on 17 April 2003.

In the period 29 January 2006 to 3 February 2007, the highest and lowest market price for Kingfisher shares was 273.00p and 218.75p respectively. The market price at close of business on 2 February 2007 was 252.50p.

KIP

The last awards under the KIP were made in March 2003. Awards vested at the end of three years subject to the individual remaining in employment during the deferral period.

Name	Type of award	At start of year	Awarded during year	Vested during year[1]	Lapsed during year	Balance remaining to vest	Date and market price of shares when award made	Vesting Date
Duncan Tatton-Brown	Matching Shares for deferred cash bonus	26,571	–	26,571	–	–	March 2003 238.50p	March 2006

1 Vested on 21 March 2006 when the market price was 248.00p, giving a pre-tax value on vesting of £65,896.

Multiplier Awards relating to prior year KIS Share Awards

Bonuses paid under the KIS Shares scheme in April 2004 (in respect of Gerry Murphy only as he did not receive the normal grant of options in April 2003), 2005 and 2006 were matched at a ratio of 0.4:1 by a conditional Multiplier Award of shares. Vesting of these awards is subject to the TSR performance of the Company against the constituents of the FTSE 100 over the three-year period following the year for which the bonus was earned. No vesting will occur at or below median performance. At above median performance, 25% of these shares vest, increasing on a straight line basis to 100% at above upper quartile performance. In addition, the Committee must also be satisfied that the TSR performance is reflective of underlying Company performance for such awards to vest.

Name	Multiplier Awards at start of year	Multiplier Awards granted in year[1]	Price per share	Market price per share on date of award	Multiplier Awards at end of year	Vesting Date[2]	Lapse Date
Gerry Murphy	88,579	–	288.50p	286.00p	88,579	28/04/2007	28/04/2007
	46,728	–	286.92p	285.50p	46,728	6/04/2008	6/10/2008
	–	9,537	233.83p	231.25p	9,537	10/04/2009	10/10/2009
Total	135,307	9,537			144,844		
Ian Cheshire	15,874	–	286.92p	285.50p	15,874	6/04/2008	6/10/2008
	–	24,188	233.83p	231.25p	24,188	10/04/2009	10/10/2009
Total	15,874	24,188			40,062		
Duncan Tatton-Brown	17,965	–	286.92p	285.50p	17,965	6/04/2008	6/10/2008
	–	4,310	233.83p	231.25p	4,310	10/04/2009	10/10/2009
Total	17,965	4,310			22,275		
Totals	169,146	38,035			207,181		

[1] As disclosed in last year's Remuneration report these awards under the KIS Shares scheme were made on 10 April 2006, in respect of the financial year ended 28 January 2006. These awards are structured as nominal cost options (on payment in aggregate of a maximum of £1). They will normally vest in April 2009 and will be exercisable within the period of six months starting from the vesting date.

[2] As the first vesting date for any of the awards is 28 April 2007 and no executive director has left the Company none of the awards vested or lapsed during the year. Since the end of the financial year ended 3 February 2007 the TSR performance has been calculated in respect of the potential Multiplier Award vesting in April 2007 and median performance was not achieved; accordingly, this Multiplier Award will not vest and will lapse.

Share awards to Gerry Murphy – agreed in 2002 as part of his recruitment arrangements

These share-based awards were agreed as part of the terms of Gerry Murphy's recruitment as Group Chief Executive and were fully disclosed in 2003/04.

Type of award	At start of year	Awarded during year	Vested during year	Lapsed during year	Market price per share when award made	Qualifying conditions	Vesting Date[3,4]	At end of year
Investment Shares	187,013[1]	–	187,013[1]	–	239.17p	Part of recruitment	1/02/2006	–
Potential Matching Shares	Between nil and:					TSR of		
	561,039[2]	–	–	561,039[2]	239.17p	median to	1/02/2006	–
	285,960[3]	–	–	–	286.00p	upper	27/04/2007	285,960
	301,476[3]	–	–	–	286.92p	quartile compared to FTSE 100	6/04/2008	301,476

[1] In accordance with the terms of his appointment the value of the award was £360,000 as of the date of his appointment, reflecting the value of benefits foregone on leaving his previous employer to join the Group (there were no performance conditions). The number of shares awarded was based on the Company's share price of 192.50p on that date (3 February 2003). Awards were granted on 17 April 2003 when the share price was 239.17p (pre the seven for eight share consolidation in July 2003). The award vested on 1 February 2006 and Gerry Murphy exercised his rights over the 187,013 shares on 6 April 2006 when the market price was 234.75p, giving a pre-tax value on vesting of £439,013.

[2] No Matching Shares vest for below median performance, with maximum vesting for upper quartile TSR performance over the three-year performance period. In respect of the 561,039 share match to the Investment Shares awarded on appointment in 2003, TSR performance for the three-year period ended 28 January 2006 was calculated and, as median performance was not reached, no Matching Shares vested and the award lapsed.

[3] If Gerry Murphy's employment terminates before any vesting date by reason of death, injury, ill health, early termination by Kingfisher (other than for cause) or resignation for "good reason" (as defined in his service contract), then subject to the discretion of the Committee in certain limited circumstances, such of the Matching Shares as can be treated as vested will vest, taking into account TSR performance up to the date of cessation of his employment, but reduced on a time pro-rated basis.

[4] As the awards are structured as nominal cost options (on payment in aggregate of a maximum of £1) they can be exercised within a six month period starting from the vesting date.

No variations to the terms and conditions of the awards were made during the year.

Dilution limits

Kingfisher share plans comply with recommended guidelines on dilution limits and the Company has always operated within these limits. Assuming none of the extant options lapse and will be exercised, and having included all exercised options the Company has utilised 3% of the 10% in 10 years and 2% of the 5% in 10 years in accordance with the Association of British Insurers (ABI) guidance on dilution limits.

Directors' pension benefits

The following table shows details required under both Schedule 7A to the Companies Act 1985 and the Listing Rules as they apply to Kingfisher for the year ended 3 February 2007.

In respect of the Companies Act, the details shown represent:

- accrued pension benefits at the relevant dates (payable from age 60);
- the increase in the amount of accrued pension during this year;
- the transfer value amounts as at 28 January 2006 and 3 February 2007;
- the increase in transfer value between those dates, net of member contributions paid.

			Schedule 7A Companies Act 1985						Additional Listing Rules		
				Accrued pension			Transfer value			Pension cost	
Name	Age	Years of Service	Increase in accrued pension £000 pa	**2007 £000 pa**	2006 £000 pa [1]	Increase in transfer value £000 (net of director's contributions)	**2007 £000**	2006 £000 [1]	Increase in accrued pension £000 pa (net of inflation/ revaluation)	**2007 £000**	2006 £000
Gerry Murphy	51	4	2	**13**	11	52	**182**	123	2	**17**	54
Ian Cheshire	47	8	3	**18**	15	54	**206**	145	2	**14**	8
Duncan Tatton-Brown	42	6	2	**19**	17	42	**166**	116	2	**8**	37

[1] Accrued pensions and transfer values include employer contributions (by way of bonus surrender) made in March 2005 of £38,869 for Gerry Murphy and of £30,000 for Duncan Tatton-Brown. There were no bonus surrenders by any of the directors in 2006.

Remuneration policy for non-executive directors

The Board determines the fees paid to non-executive directors under a policy which seeks to recognise the time commitment, responsibility and technical skills required to make a valuable contribution to an effective Board. During 2006 a review of these fees against the market was undertaken for the first time since February 2004. The basic non-executive director's fee was increased to £50,000 per annum with effect from 1 August 2006. For the year ended 3 February 2007 non-executive directors were paid £46,000 for their services as members of the Board. In addition the review also addressed the level of additional fees for membership and chairing of committees. Whilst it was decided not to pay additional amounts for membership of committees, the fee paid for chairing the Audit Committee was increased, from £10,000 to £15,000, and the fee paid for chairing the Remuneration Committee was increased, from £8,000 to £10,000, each per annum with effect from 1 August 2006 and both to reflect the level of work involved in the role. The fee for the Senior Independent Director was not increased and remains at £13,000 per annum.

Daniel Bernard was appointed Deputy Chairman at the AGM in May 2006. In this role he receives a fee of €200,000 (£135,900) per annum, of which £50,000 is the non-executive director fee and the balance (£85,900) is in respect of his role as Deputy Chairman and reflects his considerable international retailing experience. John Nelson will retire as Deputy Chairman at the AGM in 2007, but will continue as the Senior Independent Director and Chair of the Remuneration Committee.

The Chairman's fees are set by reference to his time commitment and relevant benchmark data. Peter Jackson was remunerated as a non-executive director until he assumed the role of Chairman at the end of the AGM in May 2006. As Chairman he receives a fee of £275,000 per annum.

Non-executive remuneration

Non-executive director	Total remuneration[1] 2007 £000	2006 £000
Francis Mackay [2]	**78.8**	250.0
Peter Jackson [3]	**202.4**	3.5
Daniel Bernard [4]	**90.0**	–
John Nelson	**68.0**	63.0
Phil Bentley	**58.5**	52.0
Michael Hepher	**46.0**	42.0
Hartmut Krämer	**46.0**	42.0
Margaret Salmon [5]	**38.9**	44.8
Janis Kong [6]	**7.3**	–
Total	**635.9**	497.3

[1] Non-executive directors are only paid fees.
[2] Until his retirement in May 2006
[3] At a rate of £42,000 per annum until 24 May 2006 and £275,000 for the rest of the year. In addition he received a benefit of £315 for office support costs reimbursed by the Company
[4] From his appointment on 24 May 2006
[5] Until her resignation on 8 December 2006
[6] From her appointment on 8 December 2006

Non-executive directors have letters of engagement instead of service contracts. The Chairman's letter of engagement allows for six months' notice up to the age of 65 when the appointment ends without the need for notice. The terms will be reviewed to reflect any necessary changes resulting from the age discrimination legislation of October 2006. Other non-executive directors are appointed for an initial period of three years. Their appointment can be terminated without compensation at any time at the discretion of the Company.

	Date of last letter	Unexpired term	Total Length of Service
Peter Jackson	19/12/2005	21 months	1 year and 3 months
Daniel Bernard	19/04/2006	26 months	10 months
John Nelson	16/03/2005	9 months	5 years and 3 months
Phil Bentley	10/02/2006	18 months	4 years and 6 months
Michael Hepher	19/03/2007	29 months	9 years and 7 months
Hartmut Krämer	10/02/2006	19 months	4 years and 5 months
Janis Kong	17/10/2006	32 months	4 months

Shareholder Return

The Company's TSR (share price growth plus dividends paid) for the five years to 3 February 2007 is shown in the graph below, which plots the value of £100 invested in Kingfisher over the last five financial years, assuming shares awarded in Kesa Electricals PLC, when demerged, were sold and the proceeds re-invested in Kingfisher shares. The other line on the graph shows the performance of the FTSE 100 Index over the same period.

The Company chose the FTSE 100 Index as an appropriate comparator for this graph because the Company has been a constituent of that index throughout the period and its constituents are used as the comparator group for the PSP.



160
120
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40
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01-02 year end
02-03 year end
03-04 year end
04-05 year end
05-06 year end
06-07 year end
FTSE 100 Index
Kingfisher

By order of the Board
John Nelson
Chairman, Remuneration Committee
28 March 2007

Audit Committee report

The Audit Committee consists of four independent non-executive directors. It is chaired by Phil Bentley, who is a qualified accountant and was, until his recent promotion to become Managing Director of British Gas, the Group Finance Director of Centrica plc and as such is considered to be suitably qualified to be the Audit Committee Chairman. He, John Nelson and Michael Hepher served for the whole year. Margaret Salmon resigned from the Committee on 8 December 2006 on her retirement as a non-executive director. Daniel Bernard joined the Committee on 8 December 2006.

At the invitation of the Committee, the Chairman of the Board and the Group Chief Executive regularly attended meetings, as did the Group Finance Director, the Head of Internal Audit and the external auditors. There were also regular private meetings with the external and internal auditors at which management was not present.

The Committee provides an independent overview of the effectiveness of the Group's internal control systems and financial reporting processes. Its terms of reference were reviewed and updated during the year and are available at www.kingfisher.com. The principal responsibilities include monitoring the integrity of the financial statements, including a review of the significant financial reporting judgements contained in them, and overseeing the work of both the internal and the external auditors.

In 2006/07 there were four Committee meetings, with four planned for 2007/08. Should the need arise, ad-hoc meetings are held. A forward agenda covering the whole year was used to ensure that the Committee's terms of reference were fully addressed.

As part of the Board effectiveness evaluation, the Audit Committee was independently reviewed by an external consultant. During the process, which was conducted during a period of change of membership, no significant issues or concerns were highlighted. The Committee also undertook a form of self assessment, to underpin the external review. Any issues or actions required as a result of the findings from either process will be discussed at one of the four scheduled Committee meetings across the year.

During the year and as part of its normal programme, the Committee has considered and reviewed a number of matters, some of which were:

- Progress on Audit Plans across the businesses;
- Risks and controls in certain overseas subsidiaries; and
- Group minimum control standards, including IT.

Phil Bentley
Chairman, Audit Committee
28 March 2007

Nomination Committee report

The Nomination Committee comprises the Chairman, all the non-executive directors and the Group Chief Executive. It is chaired by Peter Jackson. Its terms of reference are available at www.kingfisher.com.

The Committee reviews annually the succession plans for the Board and the senior executives and monitors agreed actions. The succession plan for executive directors is considered by the full Board so that the necessary input of the serving executive directors can be given. Suitably qualified external search consultants assist in the search process for all new Board appointees and were used in the search for the appointments during the year of Daniel Bernard (Deputy Chairman) and Janis Kong. The Nomination Committee agreed a skills and role specification for each appointment having reviewed the existing skills of the Board.

In making the recommendation for the two new appointments the Committee felt the experience of the appointees was additive and complementary to those of the existing Board members.

The Committee keeps the composition of the Board under review to monitor the continuing independence of the non-executive directors, to identify any gaps in skills or experience so that appropriate training can be arranged, and to inform the succession plan for future Board appointments.

As a result of this work, the Committee agrees for recommendation to the Board plans and processes for ensuring continuity of experience as well as compliance with the requirement that at least half the Board (excluding the Chairman) is comprised of independent non-executive directors.

The Committee met three times during the year. Two meetings were held to consider the two new non-executive directors. One meeting was held to consider management performance, development and succession plans.

Peter Jackson
Chairman, Nomination Committee
28 March 2007

Consolidated income statement

For the financial year ended 3 February 2007

£ millions	Notes	2007 Before exceptional items	2007 Exceptional items (note 5)	2007 Total	2006 Before exceptional items	2006 Exceptional items (note 5)	2006 Total
Continuing operations:							
Revenue	4	**8,675.9**	**–**	**8,675.9**	8,010.1	–	8,010.1
Cost of sales		**(5,623.7)**	**–**	**(5,623.7)**	(5,165.1)	(7.9)	(5,173.0)
Gross profit		**3,052.2**	**–**	**3,052.2**	2,845.0	(7.9)	2,837.1
Selling and distribution expenses		**(2,207.3)**	**–**	**(2,207.3)**	(2,005.0)	(181.0)	(2,186.0)
Administrative expenses		**(433.7)**	**–**	**(433.7)**	(390.7)	(26.4)	(417.1)
Other income		**23.7**	**49.5**	**73.2**	24.2	18.9	43.1
Other expenses		**–**	**–**	**–**	–	(19.0)	(19.0)
Share of post-tax results of joint ventures and associates		**16.9**	**–**	**16.9**	11.4	–	11.4
Operating profit		**451.8**	**49.5**	**501.3**	484.9	(215.4)	269.5
Analysed as:							
Retail profit before central costs		**503.7**	**49.5**	**553.2**	533.1	(219.1)	314.0
Central costs		**(39.1)**	**–**	**(39.1)**	(37.8)	3.7	(34.1)
Amortisation of acquisition intangibles		**(0.3)**	**–**	**(0.3)**	(0.1)	–	(0.1)
Share of interest and taxation of joint ventures and associates		**(12.5)**	**–**	**(12.5)**	(10.3)	–	(10.3)
Total finance costs		**(75.6)**	**–**	**(75.6)**	(51.6)	–	(51.6)
Total finance income		**24.8**	**–**	**24.8**	13.9	–	13.9
Net finance costs	6	**(50.8)**	**–**	**(50.8)**	(37.7)	–	(37.7)
Profit before taxation	7	**401.0**	**49.5**	**450.5**	447.2	(215.4)	231.8
Income tax expense	9	**(119.4)**	**7.3**	**(112.1)**	(161.6)	68.8	(92.8)
Profit for the year		**281.6**	**56.8**	**338.4**	285.6	(146.6)	139.0
Attributable to:							
Equity shareholders of the parent				**336.8**			139.5
Minority interests				**1.6**			(0.5)
				338.4			139.0
Earnings per share (pence)	11						
Basic				**14.4p**			6.0p
Diluted				**14.4p**			6.0p
Adjusted (basic)				**11.9p**			12.3p

The proposed final dividend for the financial year ended 3 February 2007, subject to approval by shareholders at the Annual General Meeting, amounts to £161.8m.

Consolidated statement of recognised income and expense

For the financial year ended 3 February 2007

£ millions	Notes	2007	2006
Actuarial gains/(losses) on post employment benefits	31	**95.3**	(45.6)
Currency translation differences	31	**(70.9)**	28.4
Cash flow hedges			
Fair value (losses)/gains	31	**(9.1)**	7.5
Losses transferred to inventories	31	**3.1**	0.5
Tax on items recognised directly in equity	31	**(30.1)**	20.1
Net (expense)/income recognised directly in equity		**(11.7)**	10.9
Profit for the year		**338.4**	139.0
Total recognised income for the year		**326.7**	149.9
Attributable to:			
Equity shareholders of the parent		**325.1**	149.4
Minority interests		**1.6**	0.5
		326.7	149.9

Consolidated balance sheet

As at 3 February 2007

£ millions	Notes	2007	2006
Non-current assets			
Goodwill	12	**2,551.5**	2,558.8
Intangible assets	13	**89.5**	101.7
Property, plant and equipment	14	**3,210.5**	3,265.0
Investment property	15	**29.4**	15.3
Investments accounted for using equity method	17	**184.9**	185.0
Deferred tax assets	27	**30.2**	–
Other receivables	19	**46.6**	51.7
		6,142.6	6,177.5
Current assets			
Inventories	18	**1,531.0**	1,355.3
Trade and other receivables	19	**505.4**	570.6
Current tax assets		**14.6**	20.7
Available for sale financial assets	20	**28.4**	–
Cash and cash equivalents	21	**394.5**	234.1
		2,473.9	2,180.7
Total assets		**8,616.5**	8,358.2
Current liabilities			
Short-term borrowings	22	**(241.0)**	(346.8)
Trade and other payables	24	**(1,958.3)**	(1,750.8)
Provisions	29	**(56.3)**	(46.6)
Current tax liabilities		**(86.9)**	(77.0)
		(2,342.5)	(2,221.2)
Net current assets/(liabilities)		**131.4**	(40.5)
Total assets less current liabilities		**6,274.0**	6,137.0
Non-current liabilities			
Long-term borrowings	22	**(1,431.7)**	(1,255.5)
Other payables	24	**(50.8)**	(5.7)
Provisions	29	**(53.2)**	(111.4)
Deferred tax liabilities	27	**(262.7)**	(204.4)
Post employment benefits	28	**(54.6)**	(239.6)
		(1,853.0)	(1,816.6)
Total liabilities		**(4,195.5)**	(4,037.8)
Net assets		**4,421.0**	4,320.4
Equity			
Share capital	30	**370.7**	369.8
Share premium	30	**2,185.2**	2,175.3
Treasury shares	30	**(81.3)**	(95.1)
Reserves	31	**1,939.9**	1,861.0
Minority interests		**6.5**	9.4
Total equity		**4,421.0**	4,320.4

The financial statements were approved by the Board of Directors on 28 March 2007 and signed on its behalf by:

Gerry Murphy
Director

Duncan Tatton-Brown
Director

Consolidated cash flow statement

For the financial year ended 3 February 2007

£ millions	Notes	2007	2006
Net cash flows from operating activities	33	**559.4**	304.1
Cash flows from investing activities			
Purchase of subsidiary and business undertakings, net of cash acquired	35	**(2.2)**	(161.0)
Purchase of associates and joint ventures		**–**	(2.2)
Payments to acquire property, plant and equipment and investment property		**(438.6)**	(435.3)
Payments to acquire intangible assets		**(28.3)**	(71.7)
Receipts from sale of property, plant and equipment and investment property		**251.0**	111.2
Receipts from sale of intangible assets		**0.1**	0.4
Receipts from sale of available for sale financial assets		**0.4**	3.6
Increase in available for sale financial assets		**(29.3)**	–
Dividends received from joint ventures and associates		**5.1**	4.9
Net cash used in investing activities		**(241.8)**	(550.1)
Cash flows from financing activities			
Interest paid		**(70.3)**	(39.3)
Interest element of finance lease rental payments		**(5.8)**	(6.6)
Interest received		**18.5**	10.9
Proceeds from issue of share capital		**10.8**	9.7
Capital injections from minority interests		**1.0**	1.7
Receipts from the sale of own shares		**7.1**	2.6
Issue of Medium Term Notes and other fixed term debt		**252.4**	373.5
(Decrease)/increase in other loans		**(133.3)**	150.5
Capital element of finance lease rental payments		**(11.8)**	(7.8)
Dividends paid to equity shareholders of the parent		**(248.4)**	(247.4)
Dividends paid to minority interests		**(2.1)**	–
Net cash (used in)/generated from financing activities		**(181.9)**	247.8
Net increase in cash and cash equivalents	34	**135.7**	1.8
Cash and cash equivalents at beginning of year		**113.7**	105.9
Exchange differences		**(4.6)**	6.0
Cash and cash equivalents at end of year	21	**244.8**	113.7

For the purposes of the cash flow statement, cash and cash equivalents are included net of bank overdrafts repayable on demand. These bank overdrafts are excluded from cash and cash equivalents disclosed on the balance sheet.

1 General information

Kingfisher plc (the Company) and its subsidiaries (together the Group) retail home improvement products through a network of retail sites, located mainly in the United Kingdom, Europe and Asia.

Kingfisher plc is a Company incorporated in the United Kingdom. The nature of the Group's operations and its principal activities are set out in the Operating review and the Financial review on pages 20 to 33.

The address of its registered office is 3 Sheldon Square, Paddington, London W2 6PX.

The Company has a primary listing on the London Stock Exchange and a secondary listing on the Paris Bourse.

These consolidated financial statements have been approved for issue by the Board of Directors on 28 March 2007.

2 Significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

a. Basis of preparation

The consolidated financial statements of the Company and its subsidiaries are made up to the nearest Saturday to 31 January each year, except as disclosed in note 4 of the Company's separate financial statements. The current financial year is the 53 weeks ended 3 February 2007. The comparative financial year is the 52 weeks ended 28 January 2006.

The consolidated financial statements have been prepared in accordance with EU endorsed International Financial Reporting Standards (IFRS), IFRIC interpretations and those parts of the Companies Act 1985 applicable to companies reporting under IFRS. The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of certain financial instruments. A summary of the more important Group accounting policies is set out below.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 3.

Use of adjusted measures

Kingfisher believes that retail profit, adjusted profit before tax, adjusted profit after tax and adjusted earnings per share provide additional useful information on underlying trends to shareholders. These measures are used by Kingfisher for internal performance analysis and incentive compensation arrangements for employees. The terms 'retail profit', 'exceptional item' and 'adjusted' are not defined terms under IFRS and may therefore not be comparable with similarly titled profit measures reported by other companies. It is not intended to be a substitute for, or superior to, GAAP measurements of profit. The term 'adjusted' refers to the relevant measure being reported excluding exceptional items, financing fair value remeasurements and amortisation of acquisition intangibles. Retail profit is defined as operating profit before central costs (the costs of the Group Head Office), exceptional items and the Group's share of interest and taxation of joint ventures and associates.

The separate reporting of non-recurring exceptional items, which are presented as exceptional within their relevant income statement category, helps provide an indication of the Group's underlying business performance. The principal items which will be included as exceptional items are:

- non-trading items included in operating profit such as profits and losses on the disposal of subsidiaries, associates and investments which do not form part of the Group's trading activities;
- gains and losses on the disposal of properties; and
- the costs of significant restructuring and incremental acquisition integration costs.

b. Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company, its subsidiary undertakings, joint ventures and associated undertakings.

(i) Subsidiaries

Subsidiary undertakings are all entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. Subsidiary undertakings acquired during the year are recorded under the acquisition method of accounting and their results included from the date of acquisition. The results of subsidiary undertakings which have been disposed of during the year are included up to the effective date of disposal.

The acquisition method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill and held as an intangible asset. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(ii) Joint ventures and associates

Joint ventures are entities over which the Group has equal joint control, with a third party, to govern the financial and operating activities of that entity. The equity method is used to account for the Group's interest in joint ventures.

Associates are all entities over which the Group has the ability to exercise significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognised at cost. The Group's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The Group's share of its joint ventures' and associates' post acquisition profits or losses is recognised in the income statement, and its share of post acquisition movements in reserves is recognised in reserves. The cumulative post acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other long-term receivables, the Group does not recognise any further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

c. Foreign currency translation

(i) Functional and presentational currency

The consolidated financial statements are presented in Sterling, which is the Group's presentational currency. Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency).

(ii) Transactions and balances

Transactions denominated in foreign currencies are translated into Sterling at the exchange rate prevailing on the date of the transaction or, for practical reasons, at average monthly rates where exchange rates do not fluctuate significantly.

Monetary assets and liabilities denominated in foreign currencies are translated into Sterling at the rate of exchange at the balance sheet

2 Significant accounting policies
continued

date. Exchange differences on monetary items are taken to the income statement. Exceptions to this are where the monetary items form part of the net investment in a foreign operation or are designated and effective net investment or cash flow hedges. Such exchange differences are initially deferred in equity.

(iii) Group companies
The balance sheets of overseas subsidiary undertakings are expressed in Sterling at year end exchange rates. Profits and losses of overseas subsidiary undertakings are expressed in Sterling at average exchange rates for the year. Exchange differences arising on the retranslation of foreign operations are recognised in a separate component of equity.

On consolidation, exchange differences arising from the retranslation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to equity. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

In accordance with the transitional provisions of IFRS 1 'First-time Adoption of IFRS', the cumulative translation reserve by entity has been set to zero at the date of transition to IFRS.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Principal rate of exchange

euro/£	2007	2006
Year end rate	1.5172	1.4607
Average rate	1.4720	1.4649

d. Revenue recognition
Revenue comprises retail sales and services supplied, commission income and rental income. Revenue excludes transactions made between companies within the Group, Value Added Tax and other sales-related taxes and is net of returns, staff and trade discounts.

Revenue relating to the sale of in-store product is earned at the point of cash receipt. All other revenue is recognised when the product has been delivered or, for installation income, when the service has been performed. Delivered products and service income represent only a small component of the Group's revenue, as a majority of the Group's sales relate to in-store purchase of product.

e. Cost of sales
Cost of sales is the expenditure incurred in the normal course of business in bringing the product to the point of sale, including warehouse and transportation costs, and the impact of inventory cash flow hedges.

f. Intangible assets
(i) Goodwill
Goodwill is carried at cost less accumulated impairment losses. Goodwill is not amortised and is tested annually for impairment by assessing the recoverable amount of each cash generating unit to which the goodwill relates. When the recoverable amount of the cash generating unit is less than the carrying amount, an impairment loss is recognised immediately in the income statement. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

The Group has taken advantage of the exemption permitted by IFRS 1 and has not restated goodwill on acquisitions prior to the date of transition to IFRS.

(ii) Computer software
Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised over their estimated useful lives of two to five years.

Costs that are directly associated with the production of identifiable and unique software products controlled by the Group and which are expected to generate economic benefits exceeding costs beyond one year, are recognised as intangible assets. Direct costs include software development, employee and consultancy costs and an appropriate portion of relevant overheads. Costs associated with identifying, sourcing, evaluating or maintaining computer software are recognised as an expense as incurred.

g. Property, plant and equipment
(i) Cost
Land and buildings held for use in the business are stated in the balance sheet at cost less accumulated depreciation and any provisions for impairment. Land and buildings held at the date of transition to IFRS are held at deemed cost, being the fair value of land and buildings at the date of transition to IFRS. Plant and equipment are stated at cost less accumulated depreciation and any provisions for impairment.

(ii) Depreciation
Depreciation of property, plant and equipment is provided to reflect a reduction from cost to estimated residual value over the estimated useful life of the asset to the Group. Depreciation of property, plant and equipment is calculated using the straight line method and the annual rates applicable to the principal categories are:

Freehold and long leasehold buildings	– between 2% and 5%
Short leaseholds	– over remaining period of the lease
Tenants' fixtures	– between 5% and 25%
Computers and electronic equipment	– between 25% and 50%
Motor cars	– 25%
Commercial vehicles	– between 10% and 33%

Freehold land is not depreciated.

(iii) Impairment
Property, plant and equipment are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable. When a review for impairment is conducted, the recoverable amount is assessed by reference to the net present value of expected future pre-tax cash flows of the relevant cash generating unit or fair value, less costs to sell, if higher. The discount rate is applied, based upon the Group's weighted average cost of capital with appropriate adjustments for the risks associated with the relevant business. Any impairment in value is charged to the income statement in the period in which it occurs.

(iv) Disposal
The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statement. Sales of land and buildings are accounted for when there is an unconditional exchange of contracts.

(v) Subsequent costs
Subsequent costs are included in the related asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement in the period in which they are incurred.

h. Leased assets
Where assets are financed by leasing agreements which give rights approximating to ownership, the assets are treated as if they have been purchased outright. The amount capitalised is the lower of the fair value and the present value of the minimum lease payments during the lease term at the inception of the lease. The assets are depreciated over the shorter of the lease term and their useful life. Obligations relating to finance leases, net of finance charges in respect of future periods, are included, as appropriate, under payables due within or after one year. The finance charge element of rentals is charged to finance costs in the income statement over the lease term.

All other leases are operating leases and the rental payments are generally charged to the income statement in the financial year to which the payments relate, except for those leases which incorporate fixed minimum rental uplift clauses. Leases which contain fixed minimum rental uplifts are charged to the income statement on a straight line basis over the lease term.

Where a lease is taken out for land and buildings combined, the buildings element of the lease may be capitalised as a finance lease if it meets the criteria for a finance lease, but the land element will always be classified as an operating lease. If the contracted lease

2 Significant accounting policies
continued

payments are not split between land and buildings in the lease contract, the split is made based on the market value of the land and buildings at the inception of the lease.

Incentives received or paid to enter into lease agreements are released to the income statement on a straight line basis over the lease term.

i. Investment property
The Group's investment properties were restated at historical cost on transition to IFRS and are held in the balance sheet at cost less depreciation and provision for impairment.

j. Capitalisation of interest and borrowing costs
Interest on borrowings to finance the construction of properties held as non-current assets is capitalised from the date work starts on the property, to the date when substantially all the activities which are necessary to get the property ready for use are complete. Where construction is completed in parts, each part is considered separately when capitalising interest. Interest is capitalised before any allowance for tax relief.

Borrowing costs are expensed in the period in which they are incurred, except to the extent that they are capitalised as indicated above.

k. Inventories
Inventories are stated at the lower of cost and net realisable value, on a weighted average cost basis. Cost includes appropriate attributable overheads and direct expenditure incurred in the normal course of business in bringing goods to their present location and condition.

Cost of inventories includes the transfer from equity of any gains or losses on qualifying cash flow hedges relating to purchases.

l. Rebates received from suppliers
Volume related rebates receivable from suppliers are credited to the carrying value of the inventory to which they relate. Where a rebate agreement with a supplier covers more than one year, the rebates are recognised in the accounts in the period in which they are earned.

m. Cash and cash equivalents
Cash and cash equivalents includes cash in hand, deposits held on call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

n. Employee benefits
(i) Pensions

The Group operates various defined benefit and defined contribution pension schemes for its employees, some of which are required by local legislation. A defined benefit plan is a pension plan which defines an amount of pension benefit which an employee will receive on retirement. A defined contribution plan is a pension plan under which the Group usually pays fixed contributions into a separate entity. In all cases, other than some of the legally required schemes, a separate fund is being accumulated to meet the accruing liabilities. The assets of each of these funds are either held under trusts or managed by insurance companies and are entirely separate from the Group's assets.

The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with an adjustment for any past service costs not yet recognised. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds which are denominated in the currency in which the benefits will be paid and which have terms to maturity approximating to the terms of the related pension liability. An independent IAS 19 actuarial valuation is carried out at each balance sheet date.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to the statement of recognised income and expense as they arise.

Past service costs are recognised immediately in the income statement, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortised on a straight line basis over the vesting period.

For defined contribution plans, the Group pays contributions to privately administered pension plans on a contractual basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognised as an employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

(ii) Share-based payments

The Group has applied the requirements of IFRS 2 Share-based Payment. In accordance with the transitional provisions, IFRS 2 has been applied to all grants of equity instruments after 7 November 2002 which were unvested as of 1 February 2004.

The Group operates several equity-settled, share-based compensation plans. The fair value of the employee services received in exchange for the grant of options or deferred shares is recognised as an expense and is calculated using Black-Scholes and stochastic models. The value of the charge is adjusted to reflect expected and actual levels of options vesting. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options or deferred shares granted, excluding the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of options which are expected to become exercisable.

At each balance sheet date, the Group revises its estimates of the number of options which are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement and a corresponding adjustment to equity over the remaining vesting period.

o. Taxation
The income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense which are taxable or deductible in other years and it further excludes items which are never taxable or deductible. The Group's liability for current tax is calculated using tax rates which have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences. Deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences or unused tax losses can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction which affects neither the taxable profit nor the accounting profit. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax is calculated at the tax rates that have been enacted or substantially enacted by the balance sheet date and are expected to apply in the period when the liability is settled or the asset is realised.

Deferred tax assets and liabilities are offset against each other when they relate to income taxes levied by the same tax jurisdiction and

2 Significant accounting policies continued

when the Group intends to settle its current tax assets and liabilities on a net basis.

Current and deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the current or deferred tax is also recognised directly in equity.

p. Provisions

Provisions are recognised when:

- the Group has a present legal or constructive obligation as a result of past events;
- it is more likely than not that an outflow of resources will be required to settle the obligation; and
- the amount can be reliably estimated.

Provisions are not recognised for future operating losses.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate which reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

q. Financial instruments

Financial assets and financial liabilities are recognised in the Group's balance sheet when the Group becomes a party to the contractual provisions of the instrument. Financial assets are derecognised when the contractual rights to the cash flows from the financial asset expire. Financial liabilities (or a part of a financial liability) are derecognised when the obligation specified in the contract is discharged or cancelled or expires.

(i) Trade receivables

Trade receivables do not carry any interest and are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts.

(ii) Available for sale financial assets

Available for sale financial assets are measured at fair value. Gains and losses arising from changes in fair value are recognised directly in equity, until the investment is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in the income statement for the period.

(iii) Bank borrowings

Interest bearing bank loans and overdrafts are recorded at the proceeds received, net of direct issue costs and subsequently measured at amortised cost. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are amortised to the income statement using the effective interest method.

(iv) Trade payables

Trade payables are not interest bearing and are stated at their nominal value.

(v) Derivative financial instruments and hedge accounting

Where hedge accounting is not applied, changes in the fair value of derivatives transacted as hedges of financing items are recognised in net finance costs in the income statement as they arise.

Derivatives are initially accounted and measured at fair value on the date a derivative contract is entered into and subsequently measured at fair value with changes in fair value recognised in the income statement unless formally designated as a cash flow hedge or net investment hedge. The accounting treatment of derivatives classified as hedges depends on their designation, which occurs on the date that the derivative contract is committed to.

The Group designates certain derivatives as:

- a hedge of a highly probable forecast transaction or firm commitment in a foreign currency ('cash flow hedge');
- a hedge of the fair value of an asset or liability or unrecognised firm commitment ('fair value hedge'); or
- a hedge of a net investment in a foreign currency ('net investment hedge').

Cash flow hedges

Changes in the effective portion of the fair value of derivative financial instruments that are designated as hedges of future cash flows are recognised directly in equity, and the ineffective portion is recognised immediately in the income statement where relevant. If the cash flow hedge of a firm commitment or forecast transaction results in the recognition of a non-financial asset or liability, then, at the time it is recognised, the associated gains or losses on the derivative that had previously been recognised in equity are included in the initial measurement. For hedges that result in the recognition of a financial asset or liability, amounts deferred in equity are recognised in the income statement in the same period in which the hedged item affects net profit or loss.

Fair value hedges

For an effective hedge of an exposure to changes in fair value, the hedged item is adjusted for changes in fair value attributable to the risk being hedged with the corresponding entry being recorded in the income statement. Gains or losses from remeasuring the corresponding hedging instrument are recognised in the same line of the income statement.

Net investment hedges

Where the Group hedges net investments in foreign entities through currency borrowings, the gains or losses on the retranslation of the borrowings are recognised in equity. If the Group uses derivatives as the hedging instrument, the effective portion of the hedge is recognised in equity, with any ineffective portion being recognised in the income statement. Gains and losses accumulated in equity are recycled through the income statement on disposal of the foreign entity.

In order to qualify for hedge accounting, the Group documents in advance the relationship between the item being hedged and the hedging instrument. The Group also documents and demonstrates an assessment of the relationship between the hedged item and the hedging instrument, which shows that the hedge has been, and will be, highly effective on an ongoing basis. The effectiveness testing is re-performed at each period end to ensure that the hedge remains highly effective.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the highly probable forecast transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the income statement for the period.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts, and the host contracts are not carried at fair value with unrealised gains or losses reported in the income statement.

2 Significant accounting policies continued

r. New standards

The following new amendments and interpretations became effective in these financial statements:

IAS 21 (Amendment)	Net investment in a foreign operation	Provides guidance on accounting for monetary items forming part of an entity's investment in foreign operations. This had no impact on the Group's results.
IAS 39 (Amendment)	Cash flow hedge accounting of forecast intra-group transactions	Permits under certain circumstances, the foreign currency risk of a highly probable intra-group forecast transaction to qualify as the hedged item in a cash flow hedge in consolidated financial statements. This had no impact on the Group's results.
IAS 39 and IFRS 4 (Amendment)	Financial guarantee contracts	Provides guidance on the accounting for financial guarantee contracts by the issuer. This had no impact on the Group's results.
IFRIC 4	Determining whether an Arrangement contains a Lease	Provides guidance as to when arrangements comprising a transaction, or a series of transactions, that do not take the legal form of a lease but convey a right to use an asset in return for a payment, or series of payments, should be accounted for as leases under IAS 17. This had no impact on the Group's results.
IFRIC 6	Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment (WE&EE)	Provides guidance on the recognition of liabilities for waste management under the EU Directive on WE&EE in respect of historical household equipment. This had no impact on the Group's results.

The following new standards, amendments and interpretations became effective but were not relevant to the Group's results:

IFRS 1 (Amendment)	First-time Adoption of International Financial Reporting Standards and IFRS 6 (Amendment) Exploration for and Evaluation of Mineral Resources	Clarifies that entities who adopt IFRS for the first time on 1 January 2006 and apply IFRS 6 before that date are exempt from providing comparative information in the prior period and also from applying the recognition and measurement requirements of IFRS 6 in the prior comparative period.
IFRS 6	Exploration for and Evaluation of Mineral Resources	Provides guidance on developing accounting policies, impairment policies and disclosures for exploration and evaluation assets.
IFRIC 5	Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds	Provides guidance on accounting for interests in, and additional contributions to, funds.

At the date of authorisation of these financial statements, the following standards and interpretations, which have not been applied in these financial statements, were issued but not yet effective:

IFRS 7	Financial Instruments: Disclosures and the amendments to IAS 1 Presentation of Financial Statements: Capital Disclosures	Additional disclosure will be required with respect to financial instruments and share capital. Additional disclosures will be required on the significance of financial instruments for an entity's financial position and performance, and qualitative and quantitative disclosures on the nature and the extent of risks. IFRS 7 and amended IAS 1 will become mandatory for the Group's 2007/08 financial statements.
IFRIC 7	Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies	Addresses the application of IAS 29 when an economy first becomes hyperinflationary and in particular the accounting for deferred tax. This is not expected to have an impact on the Group's results.
IFRIC 8	Scope of IFRS 2	Addresses the accounting for share-based payment transactions in which some or all of goods and services cannot be specifically identified. This is not expected to have an impact on the Group's results.
IFRIC 9	Re-assessment of embedded derivatives	Requires that a re-assessment of whether embedded derivatives should be separated from the underlying host contract should be made only where there are changes to the contract. This is not expected to have an impact on the Group's results.

3 Critical accounting estimates and judgements

The preparation of consolidated financial statements under IFRS requires the Group to make estimates and assumptions that affect the application of policies and reported amounts. Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. The estimates and assumptions which have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year are discussed below.

• *Estimated impairment of goodwill*

The Group is required to test whether goodwill has suffered any impairment. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. The use of this method requires the estimation of future cash flows expected to arise from the continuing operation of the cash-generating unit and the choice of a suitable discount rate in order to calculate the present value. Actual outcomes could vary significantly from these estimates. See note 12 for further information.

• *Impairment of assets*

Property, plant and equipment are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable. When a review for impairment is conducted, the recoverable amount of an asset or a cash-generating unit is determined based on value-in-use calculations prepared on the basis of management's assumptions and estimates.

• *Income taxes*

The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the provision for income taxes in each territory. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts which were initially recorded, such differences will impact the income tax and deferred tax provisions in the period to which such determination is made. See notes 9 and 27 for further information.

• *Post employment benefits*

The present value of the defined benefit liabilities recognised in the balance sheet is dependent on interest rates of high-quality corporate bonds. The net financing charge is dependent on both the interest rates of high-quality corporate bonds and the assumed investment returns on scheme assets. Other key assumptions for pension obligations, including mortality rates, are based in part on current market conditions. See note 28 for further information.

• *Restructuring provision*

The Group provided £205.3m in the prior year relating to the closure and downsizing of stores in B&Q UK and the termination of the B&Q UK financial services arrangement as detailed in note 5. During the year the Group utilised £28.8m of this provision against the related costs. The ultimate costs and timing of cash flows are dependent on exiting the property lease contracts on the closed stores and sub-dividing and sub-letting the surplus space released from those stores to be downsized, as detailed in note 29.

4 Segmental analysis

The Group's primary reporting segments are geographic, with the Group operating in four main geographical areas, being the UK, France, Rest of Europe and Asia. The Group only has one business segment, being retail, therefore no secondary segmental disclosure is given.

The 'Rest of Europe' segment consists of B&Q Ireland, Castorama Poland, Castorama Italy, Castorama Russia, Brico Dépôt Spain, Koçtaş and Hornbach. Poland has been shown separately as it meets the reportable segment criteria as prescribed by IAS 14. The 'Asia' segment consists of B&Q China, B&Q Taiwan and B&Q Home in South Korea.

Income statement

The segment results for the year ended 3 February 2007 are as follows:

£ millions	United Kingdom	France	Poland	Rest of Europe	Asia	Total
External revenue	4,261.5	2,955.2	507.9	494.6	456.7	8,675.9
Segment result before joint ventures and associates	233.1	204.5	57.9	28.8	(0.8)	523.5
Share of post-tax results of joint ventures and associates	–	0.5	–	12.5	3.9	16.9
Segment result	233.1	205.0	57.9	41.3	3.1	540.4
Central costs						(39.1)
Operating profit						501.3
Net finance costs						(50.8)
Profit before taxation						450.5
Income tax expense						(112.1)
Profit for the year						338.4

The segment results for the year ended 28 January 2006 are as follows:

£ millions	United Kingdom	France	Poland	Rest of Europe	Asia	Total
External revenue	4,172.0	2,724.9	417.0	378.2	318.0	8,010.1
Segment result before joint ventures and associates	10.9	228.9	52.5	20.3	(20.4)	292.2
Share of post-tax results of joint ventures and associates	–	0.3	–	5.5	5.6	11.4
Segment result	10.9	229.2	52.5	25.8	(14.8)	303.6
Central costs						(34.1)
Operating profit						269.5
Net finance costs						(37.7)
Profit before taxation						231.8
Income tax expense						(92.8)
Profit for the year						139.0

Central costs have not been allocated. These principally comprise the Head Office operations of Kingfisher plc.

Balance sheet

The segment assets and liabilities are as follows:

£ millions	United Kingdom	France	Poland	Rest of Europe	Asia	Unallocated	Total
At 3 February 2007							
Segment assets excluding joint ventures and associates	4,123.7	2,314.8	466.2	592.3	423.0	511.6	8,431.6
Investment in joint ventures and associates	–	7.0	–	157.7	20.2	–	184.9
Segment assets	4,123.7	2,321.8	466.2	750.0	443.2	511.6	8,616.5
Segment liabilities	(1,068.6)	(653.6)	(55.8)	(209.5)	(152.4)	(2,055.6)	(4,195.5)
At 28 January 2006							
Segment assets excluding joint ventures and associates	4,182.6	2,264.4	437.9	525.0	425.5	337.8	8,173.2
Investment in joint ventures and associates	–	10.3	–	151.8	22.9	–	185.0
Segment assets	4,182.6	2,274.7	437.9	676.8	448.4	337.8	8,358.2
Segment liabilities	(1,129.1)	(632.5)	(60.4)	(190.2)	(152.7)	(1,872.9)	(4,037.8)

Unallocated assets and liabilities include those assets and liabilities pertaining to the Head Office function, including Group net debt and the Group's tax-related balances.

4 Segmental analysis continued

Other segmental information

£ millions	United Kingdom	France	Poland	Rest of Europe	Asia	Unallocated	Total
For the year ended 3 February 2007							
Capital expenditure							
Property, plant and equipment	159.7	125.2	18.8	64.1	34.8	7.8	410.4
Intangible assets	10.9	8.0	0.4	1.4	1.3	6.3	28.3
Goodwill	–	–	–	–	0.3	–	0.3
Investment property	0.1	–	–	–	–	–	0.1
Depreciation	(98.8)	(36.5)	(6.2)	(11.6)	(13.1)	(7.6)	(173.8)
Amortisation	(20.7)	(2.0)	(0.2)	(0.2)	(1.9)	(8.2)	(33.2)
Impairment losses	–	–	(0.8)	(0.5)	–	–	(1.3)
For the year ended 28 January 2006							
Capital expenditure							
Property, plant and equipment	139.1	150.9	18.9	75.5	32.6	7.8	424.8
Intangible assets	42.4	6.0	0.2	0.2	5.4	18.1	72.3
Goodwill	–	12.9	–	–	76.7	–	89.6
Depreciation	(90.8)	(29.7)	(5.3)	(6.5)	(9.2)	(8.3)	(149.8)
Amortisation	(22.8)	(0.3)	(0.1)	(0.1)	(1.6)	(7.1)	(32.0)
Impairment losses	(41.8)	–	–	–	–	(5.8)	(47.6)

5 Exceptional items

The following exceptional items, as defined in note 2a, have been (charged)/credited in arriving at profit before taxation:

£ millions	2007	2006
Included within cost of sales, selling and distribution expenses and administrative expenses		
B&Q UK – reorganisation costs	–	(205.3)
OBI China – integration costs	–	(10.0)
	–	(215.3)
Included within other income		
Profit on disposal of properties	49.1	15.3
Profit on disposal of available for sale financial assets	0.4	3.6
	49.5	18.9
Included within other expenses		
B&Q UK – financial services termination fee	–	(19.0)
Total exceptional items	49.5	(215.4)

Current year
Total profits recognised on the disposal of properties totalled £49.1m in the year. The Group recognised £42.7m profit on disposal of properties in connection with the sale and leaseback of seven large UK stores to The British Land Company.

The Group also received further consideration of £0.4m in the current year relating to the disposal of its investment in improveline.com in the prior year.

Prior year
During the prior year, the Group incurred a £205.3m restructuring charge in B&Q UK relating to the planned closure of 20 stores, the downsizing of a further 17 stores and the costs of streamlining B&Q's corporate offices. A further charge of £19.0m was incurred in the prior year following B&Q's decision to terminate a contract with its previous supplier of consumer credit services, which gave rise to the repayment of part of the original proceeds received on disposal of Time Retail Finance in 2003.

£10.0m of costs were also incurred in the prior year in relation to the integration of the OBI China business into B&Q China. These costs include the incremental costs of the dedicated integration team, re-branding costs and the write-off of property, plant and equipment which were not deemed suitable for the B&Q China business model.

The Group disposed of a number of properties during the prior year giving rise to a profit of £15.3m. The Group also disposed of its investment in improveline.com, for cash consideration of £3.6m and realised a profit of £3.6m, as the investment had been fully provided against in a prior year.

Refer to note 9 for the taxation impact on exceptional items.

6 Net finance costs

£ millions	2007	2006
Bank and other interest payable	(74.1)	(46.7)
Less amounts capitalised in the cost of qualifying assets	1.2	3.3
	(72.9)	(43.4)
Finance lease charges	(5.8)	(6.0)
Net interest charge on defined benefit schemes (note 28)	–	(3.8)
Financing fair value remeasurements	4.7	1.6
Unwinding of discount on provisions	(1.6)	–
Total finance costs	(75.6)	(51.6)
Bank and other interest receivable	18.5	13.9
Net interest return on defined benefit schemes (note 28)	6.3	–
Total finance income	24.8	13.9
Net finance costs	(50.8)	(37.7)

Borrowing costs included in the cost of qualifying assets during the year arose on the centrally held borrowing pool and are calculated by applying a capitalisation rate of 5.5% (2006: 5.3%) to expenditure on such assets. Interest payable above includes amortisation of issue costs of debt of £0.9m (2006: £0.5m).

7 Profit before taxation

The following items have been charged/(credited) in arriving at profit before taxation:

£ millions	2007	2006
Operating lease rentals[1]		
Minimum lease payments	345.5	316.3
Contingent rents	0.1	0.3
Sublease income	(16.7)	(14.9)
	328.9	301.7
Amortisation of intangibles[2]	33.2	32.0
Impairment of intangibles[2]	–	7.5
Depreciation of property, plant and equipment and investment property		
Owned assets	163.3	139.2
Under finance leases	10.5	10.6
Impairment of property, plant and equipment and investment property	1.3	40.1
Loss/(profit) on disposal		
Intangible assets	5.7	2.0
Land and buildings and investment property	(49.1)	(15.3)
Fixtures, fittings and equipment[3]	5.2	37.8
Available for sale financial assets	(0.4)	(3.6)
Rental income received on investment property	(5.1)	(6.1)
Repairs and maintenance	65.3	58.6
Provisions to write inventories down to net realisable value[4]	19.2	47.4
Trade receivables: impairment of bad and doubtful debts	1.5	0.4
Staff costs (note 8)	1 176.3	1,106.0
Auditors' remuneration[5] (see below)	3.6	2.7

[1] Of the total operating lease rental charge for the year, £33.0m related to plant and equipment (2006: £26.0m).
[2] Of the amortisation and impairment of intangibles charge, £nil (2006: £0.1m), £1.4m (2006: £1.3m) and £31.8m (2006: £37.9m) respectively, were included in cost of sales, selling and distribution expenses and administrative expenses.
[3] In 2006 this amount included £19.6m relating to the B&Q UK restructuring which was included as an exceptional charge.
[4] There were no reversals of provisions to write inventories down to net realisable value in the year ended 3 February 2007 (2006: £nil).
[5] All paid to PricewaterhouseCoopers LLP.

Auditors' remuneration

£ millions	2007	2006
Audit services		
Fees payable to Company's auditor for the audit of Company and consolidated financial statements	0.6	0.5
Non-audit services		
The auditing of accounts of associates of the Company pursuant to legislation	1.2	1.1
Other services supplied pursuant to such legislation	0.2	0.3
Tax advisory services	1.3	0.5
All other services	0.3	0.3
	3.0	2.2
	3.6	2.7

8 Employees and directors

£ millions	2007	2006
Employee benefit expenses		
Wages and salaries	964.7	917.5
Social security costs	169.4	147.9
Post employment benefits – defined benefit (note 28)	39.6	36.9
– defined contribution (note 28)	2.6	3.7
	1,176.3	1,106.0

Number thousands		
Average number of persons employed		
Stores	76.3	71.6
Administration	3.9	3.9
	80.2	75.5
The equivalent number of employees working full-time would have been	67.4	63.8

Remuneration of key management personnel

The remuneration of the Directors and senior management (as shown on pages 34 to 35), who are the key management personnel of the Group, is set out below in aggregate for each of the categories specified in IAS 24 Related Party Disclosures.

£ thousands	2007	2006
Short-term employee benefits	8,614	9,174
Post employment benefits	708	743
Other long-term benefits	7	7
Termination benefits	298	-
Share-based payment	2,199	2,978
	11,826	12,902

Further detail with respect to Directors' remuneration is set out in the Directors' Remuneration report on pages 43 to 51. During the year, the actual aggregate gains on the Directors' Kingfisher share options at the date of exercise were £4,680 (2006: £nil).

Directors' transactions

There were no transactions with the Directors during the period (2006: £nil).

For information concerning related party transactions, see note 37.

9 Income tax expense

£ millions	2007	2006
UK corporation tax		
Current tax on profits for the year	35.7	7.2
Adjustment in respect of prior years	(0.3)	(15.8)
	35.4	(8.6)
Double taxation relief	(5.5)	(0.4)
	29.9	(9.0)
Foreign tax		
Current tax on profits for the year	80.7	86.9
Adjustments in respect of prior years	(2.3)	0.2
	78.4	87.1
Deferred tax		
Current year	12.7	20.2
Adjustment in respect of prior years	(8.9)	(4.3)
Attributable to changes in tax rates	–	(1.2)
	3.8	14.7
Income tax expense	112.1	92.8

9 **Income tax expense** continued

Factors affecting the tax charge for the period

The tax charge for the period differs from the standard rate of corporation tax in the UK of 30%. The differences are explained below:

£ millions	2007	2006
Profit before tax	450.5	231.8
Profit multiplied by the standard rate of corporation tax in the UK of 30% (2006: 30%)	135.2	69.5
Effects of:		
Share of post-tax results of associates and joint ventures	(5.1)	(3.4)
Expenses not (taxable)/deductible for tax purposes	(8.8)	30.3
Losses not recognised	0.2	10.7
Foreign tax rate differences	2.1	6.8
Adjustments in respect of prior years/attributable to change in tax rates	(11.5)	(21.1)
	112.1	92.8

In addition to the amounts charged to the income statement, tax of £30.1m (2006: £(20.1)m) was charged/(credited) directly to equity (see notes 27 and 31).

A tax credit of £7.3m has been recognised in the income statement relating to exceptional items, of which £4.6m is credited against the current year tax charge in relation to the £49.5m net exceptional income, with the remaining £2.7m in respect of prior periods, relating to tax previously provided on exceptional items.

Kingfisher paid €137.5m tax to the French tax authorities in the year ended 31 January 2004 as a consequence of the Kesa Electricals demerger and recorded this as an exceptional tax charge. Proceedings for the recovery of this tax have been initiated and although this may take several years to be resolved, Kingfisher believes that the risk of ultimately being liable for this amount is low. No asset has been recognised in these accounts as the recovery of this amount is not sufficiently certain at this time.

In certain circumstances, it is possible that the conditions of the UK and French tax clearances for the demerger of Kesa Electricals in the year to 31 January 2004 could be breached. Whilst the consequences of such a breach could be significant, the Group actively monitors compliance with these conditions and believes that the likelihood of any breach is remote.

10 Dividends

£ millions	2007	2006
Amounts recognised as distributions to equity shareholders in the year		
Final dividend for the year ended 28 January 2006 of 6.8p per share (29 January 2005: 6.8p per share)	158.5	159.7
Interim dividend for the year ended 3 February 2007 of 3.85p per share (28 January 2006: 3.85p per share)	89.9	89.5
Dividend paid to Employee Share Ownership Plan Trust (ESOP) shares	–	(1.8)
	248.4	247.4
Proposed final dividend for the year ended 3 February 2007 of 6.8p per share	161.8	

The proposed final dividend for the year ended 3 February 2007 is subject to approval by shareholders at the Annual General Meeting and has not been included as a liability in these financial statements.

11 Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, excluding those held in the Employee Share Ownership Plan Trust (ESOP) which for the purpose of this calculation are treated as cancelled.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. These represent share options granted to employees where the exercise price is less than the average market price of the Company's shares during the year.

Adjusted earnings per share figures are also presented. These exclude the effects of exceptional items, financing fair value remeasurements and amortisation of acquisition intangibles, to allow comparison of underlying trading performance on a consistent basis.

	2007			2006		
	Earnings £ millions	Weighted average number of shares millions	Per share amount pence	Earnings £ millions	Weighted average number of shares millions	Per share amount pence
Basic earnings per share						
Earnings attributable to ordinary shareholders	336.8	2,333.0	14.4	139.5	2,324.7	6.0
Effect of dilutive securities						
Options		10.8	–		10.2	–
Diluted earnings per share	336.8	2,343.8	14.4	139.5	2,334.9	6.0
Basic earnings per share	336.8	2,333.0	14.4	139.5	2,324.7	6.0
Effect of non-recurring costs						
Exceptional items	(49.5)		(2.1)	215.4		9.3
Tax on exceptional items	(7.3)		(0.3)	(68.8)		(2.9)
Financing fair value remeasurements	(4.7)		(0.2)	(1.6)		(0.1)
Tax on financing fair value remeasurements	1.4		0.1	0.5		–
Amortisation of acquisition intangibles	0.3		–	0.1		–
Basic – adjusted earnings per share	277.0	2,333.0	11.9	285.1	2,324.7	12.3
Diluted earnings per share	336.8	2,343.8	14.4	139.5	2,334.9	6.0
Effect of non-recurring costs						
Exceptional items	(49.5)		(2.2)	215.4		9.2
Tax on exceptional items	(7.3)		(0.3)	(68.8)		(2.9)
Financing fair value remeasurements	(4.7)		(0.2)	(1.6)		(0.1)
Tax on financing fair value remeasurements	1.4		0.1	0.5		–
Amortisation of acquisition intangibles	0.3		–	0.1		–
Diluted – adjusted earnings per share	277.0	2,343.8	11.8	285.1	2,334.9	12.2

12 Goodwill

£ millions	
Cost	
At 29 January 2005	2,463.1
Additions	89.6
Exchange differences	6.1
At 28 January 2006	2,558.8
Additions	0.3
Exchange differences	(7.6)
At 3 February 2007	2,551.5

Impairment tests for goodwill

Goodwill is allocated to the Group's cash generating units (CGUs). A geographic segmental-level summary of the goodwill allocation at net carrying amount is presented below:

£ millions	United Kingdom	France	Poland	Rest of Europe	Asia	Total
2007	1,796.1	512.0	81.0	55.0	107.4	2,551.5
2006	1,796.1	512.0	81.0	55.0	114.7	2,558.8

The recoverable amount of a CGU is determined based on value-in-use calculations. The CGUs for which the carrying amount of goodwill is deemed significant are the UK and France. The key assumptions used for value-in-use calculations are set out below:

United Kingdom

- The cash flow projections are based on financial forecasts and strategic plans approved by the Board covering a five year period, basec on both past performance and expectations for future market development and include planned working capital movements and capital expenditure. Cash flows beyond this five year period are extrapolated using a growth rate of 2.25% (2006: 2.25%) which does not exceed the long-term average growth rate for retail businesses in the UK.
- The risk-adjusted discount rate of 8.7% (2006: 9.6%) is pre-tax and reflects the specific risks inherent in retail businesses, determined relative to comparable retail companies in the UK.

France

- The cash flow projections are based on financial forecasts and strategic plans approved by the Board covering a five year period, based on both past performance and expectations for future market development and include planned working capital movements and capital expenditure. Cash flows beyond this five year period are extrapolated using a growth rate of 1.8% (2006: 1.8%) which does not exceed the long-term average growth rate for retail businesses in France.
- The risk-adjusted discount rate of 8.9% (2006: 9.7%) is pre-tax and reflects the specific risks inherent in retail businesses, determined relative to comparable retail companies in France.

13 Intangible assets

£ millions	Software	Other	Total
Cost			
At 29 January 2005	134.4	3.2	137.6
Additions	70.0	2.3	72.3
Disposals	(4.3)	–	(4.3)
Arising on acquisition of subsidiary	0.1	0.8	0.9
Exchange differences	0.4	0.2	0.6
At 28 January 2006	200.6	6.5	207.1
Additions	26.6	1.7	28.3
Disposals	(9.1)	–	(9.1)
Exchange differences	(2.6)	(0.4)	(3.0)
At 3 February 2007	215.5	7.8	223.3
Amortisation			
At 29 January 2005	67.4	0.3	67.7
Charge for the year	31.7	0.3	32.0
Impairment losses	7.5	–	7.5
Disposals	(1.9)	–	(1.9)
Exchange differences	0.1	–	0.1
At 28 January 2006	104.8	0.6	105.4
Charge for the year	32.6	0.6	33.2
Disposals	(3.3)	–	(3.3)
Exchange differences	(1.4)	(0.1)	(1.5)
At 3 February 2007	132.7	1.1	133.8
Net carrying amount			
At 3 February 2007	82.8	6.7	89.5
At 28 January 2006	95.8	5.9	101.7

The impairment losses in the prior year relate to B&Q UK's reorganisation exceptional costs (see note 5).

Amortisation and impairment losses are charged directly to the income statement through cost of sales, selling and distribution expenses and administrative expenses (see note 7). The Group has no intangible assets with indefinite useful lives.

Included within other intangible assets are intangible assets arising on acquisition of subsidiaries. The amortisation charge on these assets in the year was £0.3m (2006: £0.1m).

14 Property, plant and equipment

£ millions	Land and buildings	Fixtures, fittings and equipment	Total
Cost			
At 29 January 2005	2,359.6	1,339.9	3,699.5
Additions	187.9	236.9	424.8
Disposals	(99.7)	(120.4)	(220.1)
Arising on acquisition of subsidiary	81.5	15.0	96.5
Transferred to investment property	(0.4)	–	(0.4)
Exchange differences	20.9	5.9	26.8
At 28 January 2006	2,549.8	1,477.3	4,027.1
Additions	197.8	212.6	410.4
Disposals	(193.5)	(103.2)	(296.7)
Transferred to investment property	(15.6)	–	(15.6)
Reclassification	(40.8)	40.8	–
Exchange differences	(69.1)	(23.9)	(93.0)
At 3 February 2007	2,428.6	1,603.6	4,032.2
Depreciation			
At 29 January 2005	88.6	579.1	667.7
Charge for the year	28.1	121.5	149.6
Impairment losses	13.2	21.1	34.3
Disposals	(5.0)	(86.1)	(91.1)
Exchange differences	0.6	1.0	1.6
At 28 January 2006	125.5	636.6	762.1
Charge for the year	30.3	143.3	173.6
Impairment losses	1.3	–	1.3
Disposals	(7.6)	(100.4)	(108.0)
Transferred to investment property	(0.2)	–	(0.2)
Reclassification	(4.4)	4.4	–
Exchange differences	(2.6)	(4.5)	(7.1)
At 3 February 2007	142.3	679.4	821.7
Net carrying amount			
At 3 February 2007	2,286.3	924.2	3,210.5
At 28 January 2006	2,424.3	840.7	3,265.0
Assets in the course of construction included above at net carrying amount			
At 3 February 2007	138.2	52.4	190.6
At 28 January 2006	239.9	129.8	369.7
Assets held under finance lease included above at net carrying amount			
At 3 February 2007	27.6	23.0	50.6
At 28 January 2006	34.8	21.0	55.8

The amount of interest capitalised in property, plant and equipment during the year was £1.2m (2006: £3.3m). The cumulative total of interest included at the balance sheet date was £16.9m (2006: £16.8m).

Land and buildings are analysed as follows:

£ millions	Freehold	Long leasehold	Short leasehold	2007 Total	2006 Total
Land and buildings	1,905.3	121.8	401.5	2,428.6	2,549.8
Aggregate depreciation	(39.2)	(2.0)	(101.1)	(142.3)	(125.5)
Net carrying amount	1,866.1	119.8	300.4	2,286.3	2,424.3

Properties held at 1 February 2004 are at deemed cost, being the fair value of land and buildings as at the transition date to IFRS. Fair value is taken to be the open market value at the date of valuation. All property acquired from 1 February 2004 is carried at cost.

Included in land and buildings is leasehold land in the UK, China, Poland and Russia. This leasehold land is in effect a prepayment for the use of land and is accordingly being amortised on a straight line basis over the estimated useful life of the assets.

14 Property, plant and equipment continued

The cost and accumulated depreciation of leasehold land included in land and buildings at 3 February 2007 was £253.8m and £44.6m (2006: £260.9m and £39.0m) respectively.

If the Group had continued to revalue properties after transition to IFRS, the value of the properties as at 3 February 2007 would have been £3,136.5m (2006: £2,984.9m). The values are based on valuations performed by external qualified valuers. The key assumption used in calculating this is the estimated yields. The average income yields used were 5.5% in the UK, 6.7% in France and Italy, 6.8% in Poland and 7.7% in China.

15 Investment property

£ millions	
Cost	
At 29 January 2005	19.2
Disposals	(0.9)
Transferred from property, plant and equipment	0.4
Exchange differences	3.8
At 28 January 2006	22.5
Additions	0.1
Disposals	(0.7)
Transferred from property, plant and equipment	15.6
Exchange differences	(0.8)
At 3 February 2007	36.7
Depreciation	
At 29 January 2005	0.5
Charge for the year	0.2
Impairment losses	5.8
Exchange differences	0.7
At 28 January 2006	7.2
Charge for the year	0.2
Transferred from property, plant and equipment	0.2
Exchange differences	(0.3)
At 3 February 2007	7.3
Net carrying amount	
At 3 February 2007	29.4
At 28 January 2006	15.3

The impairment loss in the prior year relates to the write-down of an asset from its carrying value to its recoverable amount.

On transition to IFRS, investment properties were restated to historical cost. Their fair value as at 3 February 2007 is £38.7m (2006: £20.2m).

16 Subsidiaries

A list of the significant investments in subsidiaries, including the name, country of incorporation and proportion of ownership interest is given in note 4 of the Company's separate financial statements.

17 Investments accounted for using equity method

£ millions	
At 29 January 2005	
Net assets excluding goodwill	160.5
Goodwill	13.2
At 29 January 2005	173.7
Additions – net assets	2.2
Share of post-tax results	11.4
Dividends	(4.9)
Exchange differences	2.6
	185.0
Analysed as:	
Net assets excluding goodwill	171.8
Goodwill	13.2
At 28 January 2006	185.0
Share of post-tax results	16.9
Dividends	(5.1)
Exchange differences	(11.9)
	184.9
Analysed as:	
Net assets excluding goodwill	171.7
Goodwill	13.2
At 3 February 2007	184.9

During the prior year, £2.2m of capital injections were made into Koçtaş by both Kingfisher and the joint venture partner in equal proportion, which therefore had no impact on our overall percentage interest held.

Details of the significant joint ventures and associates are shown below:

	Country of incorporation	% interest held	Description of class of shares owned	Main activity
Principal joint ventures				
B&Q International Co. Ltd.	Taiwan	50%	ordinary	Retailing
Koçtaş Yapi Marketleri Ticaret A.S.	Turkey	50%	ordinary	Retailing
Principal associates				
Hornbach Holding A.G.	Germany	21.2%	ordinary & preference	Retailing
Crealfi S.A.	France	49%	ordinary	Finance

Aggregate amounts relating to joint ventures and associates:

			2007			2006
£ millions	Joint ventures	Associates	Total	Joint ventures	Associates	Total
Current assets	38.7	163.0	201.7	34.0	157.2	191.2
Non-current assets	35.7	222.0	257.7	36.8	245.5	282.3
Current liabilities	(41.9)	(119.7)	(161.6)	(39.7)	(138.3)	(178.0)
Non-current liabilities	(2.4)	(110.5)	(112.9)	(0.4)	(110.1)	(110.5)
Net assets	30.1	154.8	184.9	30.7	154.3	185.0
Income	136.2	391.3	527.5	123.7	354.5	478.2
Expenses	(126.8)	(371.4)	(498.2)	(114.3)	(342.2)	(456.5)
Net finance costs	(0.5)	(5.4)	(5.9)	(0.1)	(5.6)	(5.7)
Profit before taxation	8.9	14.5	23.4	9.3	6.7	16.0
Income tax expense	(1.7)	(4.8)	(6.5)	(2.2)	(2.4)	(4.6)
Share of post-tax results	7.2	9.7	16.9	7.1	4.3	11.4

The Group had capital commitments to its joint ventures as at 3 February 2007 of £nil (2006: £nil). The joint venture partners had capital commitments to the Group's joint ventures of £nil as at 3 February 2007 (2006: £nil).

The joint ventures had contingent liabilities of £nil as at 3 February 2007 (2006: £nil).

18 Inventories

£ millions	2007	2006
Finished goods for resale	1,531.0	1,355.3

The cost of inventories recognised as expenses and included in cost of sales for the year ended 3 February 2007 amounted to £5,014.9m (2006: £4,613.1m).

19 Trade and other receivables

£ millions	2007	2006
Current		
Net trade receivables	50.2	47.0
Amounts owed by joint ventures and associates	0.2	0.2
Property receivables	6.8	20.8
Prepayments	182.5	165.2
Derivative assets (note 25)	9.7	2.7
Other receivables	256.0	334.7
	505.4	570.6
Non-current		
Property receivables	0.1	0.3
Prepayments	9.8	14.1
Derivative assets (note 25)	28.9	31.9
Other receivables	7.8	5.4
	46.6	51.7
Total trade and other receivables	552.0	622.3

Other receivables principally comprise rebates due from suppliers.

The directors consider that the carrying amounts of trade and other receivables approximate to their fair values. In addition, concentrations of credit risk with respect to trade receivables are limited due to the Group's customer base being large and unrelated and therefore no further credit risk provision is required in excess of the normal provision for doubtful receivables.

20 Available for sale financial assets

£ millions	2007	2006
Current		
Short-term investments	28.4	–

Short-term investments comprise cash deposits and government bonds, attracting interest rates based on LIBOR or equivalent market rates, with a maturity between three months and one year.

21 Cash and cash equivalents

£ millions	2007	2006
Cash at bank and in hand	249.4	211.3
Short-term deposits	145.1	22.8
	394.5	234.1

The short-term deposits comprise money market deposits, attracting interest rates based on LIBOR or equivalent market rates, fixed for periods of up to three months. The directors consider that the carrying amounts of cash and cash equivalents approximate to their fair values.

For the purposes of the consolidated cash flow statement, cash and cash equivalents comprise the following:

£ millions	2007	2006
Cash at bank and in hand	249.4	211.3
Short-term deposits	145.1	22.8
Bank overdrafts (note 22)	(149.7)	(120.4)
	244.8	113.7

22 Borrowings

£ millions	2007	2006
Current		
Bank loans	82.6	222.7
Bank overdrafts	149.7	120.4
Obligations under finance leases	8.7	3.7
	241.0	346.8
Non-current		
Bank loans	64.2	63.5
Medium Term Notes and other fixed term debt	1,306.6	1,123.8
Obligations under finance leases	60.9	68.2
	1,431.7	1,255.5
Total borrowings	1,672.7	1,602.3

Bank loans and overdrafts

Current bank loans mature within the next 12 months and overdrafts are repayable on demand. Both bank loans and overdrafts are arranged at floating rates of interest and expose the Group to cash flow interest rate risk.

Non-current bank loans include a £50m term loan maturing in February 2009, which bears an interest rate based on LIBOR fixed for periods up to six months. The remaining bank loans are arranged at fixed rates of interest which have an average maturity of three years and an effective interest rate of 4.1% (2006: 5.0%). The fixed rate loans expose the Group to fair value interest rate risk.

None of the Group's borrowings are secured (2006: £nil).

Medium Term Notes and other fixed term debt

Medium Term Notes (MTNs) have been issued under the Group's €2;500m MTN programme, and further debt issued as a US Private Placement as follows:

Maturity date	Issued amount	Coupon	2007 Effective interest rate %	2007 Carrying amount £ millions	2006 Effective interest rate %	2006 Carrying amount £ millions
23 Mar 2010[1]	£150m	6.875%	7.016%	151.6	7.016%	158.1
21 Oct 2010[2]	€500m	4.500%	4.635%	325.6	4.635%	342.4
15 Dec 2014[3]	£250m	5.625%	5.761%	241.9	5.761%	249.8
23 Nov 2012[4]	€550m	4.125%	4.273%	344.7	4.273%	373.5
24 May 2013[5]	$206.5m	6.140%	6.140%	107.4	–	–
24 May 2016[6]	$81m	6.300%	6.300%	42.2	–	–
24 May 2018[7]	$179m	6.400%	6.400%	93.2	–	–
				1,306.6		1,123.8

[1] Swapped to floating rate Sterling based on 3 month LIBOR plus a margin using an interest rate swap as disclosed in note 25.
[2] €200m swapped to floating rate euro based on 3 month EURIBOR plus a margin using an interest rate swap as disclosed in note 25.
[3] Swapped to floating rate euro based on 3 month EURIBOR plus a margin using a cross-currency interest rate swap as disclosed in note 25.
[4] Swapped to floating rate euro based on 3 month EURIBOR plus a margin using an interest rate swap, with €330m subsequently swapped to floating rate Sterling based on 3 month LIBOR plus a margin using a cross-currency swap as disclosed in note 25.
[5, 6, 7] During the year, $466.5m of fixed term debt was issued through the US Private Placement market. This has been swapped to floating rate Sterling based on 6 month LIBOR plus a margin using a cross-currency interest rate swap as disclosed in note 25.

No MTNs or other fixed term debt were repaid during the year.

The US Private Placement contains a covenant requiring that, as at the end of each semi-annual and annual financial reporting period, the ratio of operating profit to net finance costs, as defined in the contract, should not be less than 3.00 to 1.00 for the preceding 12 month period.

22 Borrowings continued

Finance lease commitments

The Group leases certain of its buildings and fixtures and equipment under finance leases. The average lease term maturity for buildings is nine years and for fixtures and equipment is two years. Building leases include a clause to enable upward revision of the rental charge to prevailing market conditions.

Future minimum lease payments under finance leases, together with the present value of minimum lease payments, are as follows:

£ millions	2007 Present value of payments	2007 Minimum payments	2006 Present value of payments	2006 Minimum payments
Within one year	8.7	14.1	3.7	9.0
After one year but not more than five years	21.6	38.4	23.9	49.2
After five years	39.3	62.7	44.3	71.3
Total minimum lease payments	69.6	115.2	71.9	129.5
Less amounts representing finance charges		(45.6)		(57.6)
Present value of minimum lease payments		69.6		71.9

The interest rate inherent in the finance leases is fixed at the contract date for all of the lease term and therefore exposes the Group to fair value interest rate risk. The effective interest rate on the Group's finance leases is 8.7% (2006: 8.7%).

Fair value of borrowings

The directors consider that the carrying amounts of current bank loans and overdrafts and obligations under finance leases approximate to their fair values.

Where available, market values have been used to determine the fair value of non-current borrowings. Where market values are not available, fair values have been calculated by discounting cash flows at prevailing interest and exchange rates. The carrying amounts and fair values of the non-current borrowings are as follows:

£ millions	2007 Carrying amounts	2007 Fair values	2006 Carrying amounts	2006 Fair values
Bank loans	64.2	64.2	63.5	64.2
Medium Term Notes and other fixed term debt	1,306.6	1,327.1	1,123.8	1,134.6
Obligations under finance leases	60.9	67.7	68.2	83.3
	1,431.7	1,459.0	1,255.5	1,282.1

23 Borrowing facilities

At 3 February 2007 the Group had the following undrawn committed borrowing facilities available:

£ millions	2007	2006
Expiring within one year	–	–
Expiring after one year but not more than two years	–	–
Expiring after two years	500.0	500.0
	500.0	500.0

The Group has access to a £500m committed revolving credit facility, maturing in August 2011, provided by a number of banks. This facility is available to be drawn to support the general corporate purposes of the Group including working capital requirements.

In March 2006, the Group obtained a further £300m committed bank facility, which provided short-term funding, but this was subsequently repaid and cancelled with the proceeds of the $466.5m US Private Placement in May 2006.

Since the year end, the Group has entered into new committed revolving credit facilities, totalling £275m, with a number of banks, and a £25m bank committed term loan facility. These new facilities mature in March 2010 and are available to be drawn to support the general corporate purposes of the Group.

24 Trade and other payables

£ millions	2007	2006
Current		
Trade payables	1,103.0	986.0
Other taxation and social security	157.2	168.2
Accruals	287.5	241.8
Deferred income	118.8	105.6
Derivative liabilities (note 25)	5.0	4.3
Owed to associated undertakings	0.2	0.2
Other payables	286.6	244.7
	1,958.3	1,750.8
Non-current		
Accruals and other payables	5.2	0.1
Derivative liabilities (note 25)	45.6	5.6
	50.8	5.7
Total trade and other payables	2,009.1	1,756.5

Accruals include allowances for customer returns, representing the estimate of future sales returns at the year end.

The directors consider that the carrying amounts of trade and other payables approximate to their fair values.

25 Derivative financial instruments

The Group uses interest rate and foreign exchange derivatives to hedge the risk arising from financing, the purchase of inventories in foreign currencies and net investments in overseas subsidiaries. In addition the Group uses inflation derivatives to hedge the risk associated with certain property lease contracts.

Fair value of derivative financial instruments
The fair value of derivative financial instruments is calculated by discounting the future cash flows arising from the instrument using market rates. At the balance sheet date the fair values were:

	2007		2006	
£ millions	Assets	Liabilities	Assets	Liabilities
Current				
Cash flow hedges	0.6	(4.7)	2.6	(0.5)
Net investment hedges	4.6	–	–	–
Non-designated hedges	4.5	(0.3)	0.1	(3.8)
	9.7	(5.0)	2.7	(4.3)
Non-current				
Net investment hedges	14.2	–	4.7	(1.8)
Fair value hedges	14.7	(35.8)	27.2	(3.8)
Non-designated hedges	–	(9.8)	–	–
	28.9	(45.6)	31.9	(5.6)
Total derivative financial instruments	38.6	(50.6)	34.6	(9.9)

Cash flow hedges
Foreign currency cash flow risk arises from the purchase of inventories in foreign currencies. This risk is hedged using forward foreign exchange contracts to match committed, and a proportion of forecast inventory purchases arising in the next 12 months. At 3 February 2007 the Sterling equivalent notional amount of such contracts was £157.8m (2006: £128.0m). The associated fair value gains and losses will be transferred to inventories when the purchases occur over the next 12 months. Losses of £3.1m (2006: £0.5m) have been transferred to inventories for contracts which matured during the year (see note 31).

Net investment hedges
The Group has entered into forward foreign exchange contracts and cross-currency interest rate swaps to hedge part of the currency exposure arising from its overseas investments. At 3 February 2007 the Sterling equivalent notional amount of such contracts was £295.3m (2006: £308 5m).

Fair value hedges
The Group is exposed to interest rate and foreign exchange rate risk. Interest rate swaps have been transacted which convert fixed rate debt issued under the Group's MTN programme to a floating rate liability. During the year the Group issued a $466.5m US Private Placement which has been swapped to a floating Sterling liability. At 3 February 2007 the Sterling equivalent notional amount of such contracts was £1,233.9m (2006: £1,020.2m).

25 Derivative financial instruments continued

The Group is exposed to inflation risk in certain property lease contracts. During the year an inflation swap was transacted to limit the impact of inflation on some of these contracts. This derivative, which limits the annual inflation uplift on the underlying lease payments at 3% each year until April 2021, has been hedge accounted as a fair value hedge of unrecognised future commitments. At 3 February 2007 the Sterling notional amount of such contracts was £10.5m.

Non-designated hedges

The Group has entered into certain derivatives to provide a hedge of fluctuations in the income statement arising from balance sheet positions. At 3 February 2007 the Sterling equivalent notional amount of such contracts was £424.2m (2006: £412.4m). These have not been hedge accounted, since the fair value movements of the derivatives in the income statement offset the retranslation of the balance sheet positions. These include a forward foreign exchange contract hedging part of the funding of the Group's overseas operations, a cross-currency swap converting a euro-denominated debt into a Sterling liability and short-term FX swap contracts.

The Group has reviewed all contracts for embedded derivatives which are required to be accounted for separately if they do not meet certain criteria. The Group does not have embedded derivatives which are not closely related to the host contract.

26 Interest rate and currency profile of financial assets and liabilities

The maturity, interest rate and currency profiles of financial assets and liabilities are presented below. The maturity profile is based on the timing of cash flows. The interest rate and currency profiles are presented after taking into account the effects of hedging instruments.

Financial assets
At 3 February 2007

£ millions	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years	Total
Cash and cash equivalents (note 21)	394.5	–	–	–	–	–	394.5
Non-current receivables (note 19)	–	9.5	0.4	4.6	0.2	3.0	17.7
Derivative assets (note 25)	9.7	–	–	10.4	–	18.5	38.6
Available for sale financial assets (note 20)	28.4	–	–	–	–	–	28.4
	432.6	9.5	0.4	15.0	0.2	21.5	479.2

Analysed by currency:	
Sterling	200.7
euro	110.6
US Dollar	53.0
Other	114.9
	479.2

Analysed by interest rate profile:	
Fixed	86.0
Floating	323.3
Non-interest bearing	69.9
	479.2

At 28 January 2006

£ millions	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years	Total
Cash and cash equivalents (note 21)	234.1	–	–	–	–	–	234.1
Non-current receivables (note 19)	–	15.0	–	0.4	–	4.4	19.8
Derivative assets (note 25)	2.7	–	–	–	20.9	11.0	34.6
	236.8	15.0	–	0.4	20.9	15.4	288.5

Analysed by currency:	
Sterling	80.7
euro	69.1
US Dollar	49.5
Other	89.2
	288.5

Analysed by interest rate profile:	
Fixed	0.7
Floating	195.1
Non-interest bearing	92.7
	288.5

26 Interest rate and currency profile of financial assets and liabilities continued

Financial liabilities
At 3 February 2007

£ millions	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years	Total
Bank loans (note 22)	82.6	2.8	52.8	3.7	4.9	–	146.8
Bank overdrafts (note 22)	149.7	–	–	–	–	–	149.7
Medium Term Notes and other fixed term debt (note 22)	–	–	–	477.2	–	829.4	1,306.6
Obligations under finance leases (note 22)	8.7	7.8	6.5	4.1	3.2	39.3	69.6
Derivative liabilities (note 25)	5.0	–	–	0.3	–	45.3	50.6
Onerous property contracts (note 29)	2.1	3.3	1.3	0.8	0.8	0.8	9.1
B&Q restructuring provision (note 29)	54.2	38.1	8.1	–	–	–	100.4
	302.3	52.0	68.7	486.1	8.9	914.8	1,832.8

Analysed by currency:	
Sterling	766.1
euro	994.8
Other	71.9
	1,832.8

Analysed by interest rate profile:	
Fixed	282.0
Floating	1,436.3
Non-interest bearing	114.5
	1,832.8

At 28 January 2006

£ millions	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years	Total
Bank loans (note 22)	222.7	–	3.7	53.9	5.9	–	286.2
Bank overdrafts (note 22)	120.4	–	–	–	–	–	120.4
Medium Term Notes (note 22)	–	–	–	–	500.5	623.3	1,123.8
Obligations under finance leases (note 22)	3.7	4.6	5.0	7.4	6.9	44.3	71.9
Derivative liabilities (note 25)	4.3	1.5	–	0.4	–	3.7	9.9
Onerous property contracts (note 29)	2.6	4.8	1.6	1.0	0.4	0.7	11.1
B&Q restructuring provision (note 29)	44.0	89.5	13.2	0.2	–	–	146.9
	397.7	100.4	23.5	62.9	513.7	672.0	1,770.2

Analysed by currency:	
Sterling	610.3
euro	1,046.1
US Dollar	0.7
Other	113.1
	1,770.2

Analysed by interest rate profile:	
Fixed	290.9
Floating	1,321.3
Non-interest bearing	158.0
	1,770.2

27 Deferred tax

Deferred tax assets and liabilities are offset against each other when they relate to income taxes levied by the same tax jurisdiction and when the Group intends to settle its current tax assets and liabilities on a net basis.

£ millions	2007	2006
Deferred tax liabilities	(262.7)	(204.4)
Deferred tax assets	30.2	–
	(232.5)	(204.4)

The movement in deferred tax during the year is as follows:

Deferred tax

£ millions	Accelerated tax depreciation	Gains on property	Provisions	Tax losses	Retirement benefit obligations	Other	Total
At 29 January 2005	(86.6)	(222.7)	17.2	1.1	92.7	6.1	(192.2)
(Charge)/credit to income statement	(6.9)	25.6	4.3	–	(37.7)	–	(14.7)
Credit to equity	–	1.2	–	–	14.5	4.4	20.1
Arising on acquisition of subsidiary	–	(11.1)	–	0.9	–	–	(10.2)
Exchange differences	(4.4)	–	(2.5)	(0.5)	–	–	(7.4)
At 28 January 2006	(97.9)	(207.0)	19.0	1.5	69.5	10.5	(204.4)
(Charge)/credit to income statement	(2.3)	17.3	4.3	7.3	(26.1)	(4.3)	(3.8)
Credit/(charge) to equity	0.1	–	–	–	(28.9)	(1.3)	(30.1)
Exchange differences	2.4	3.9	0.7	(1.0)	(0.2)	–	5.8
At 3 February 2007	(97.7)	(185.8)	24.0	7.8	14.3	4.9	(232.5)

At the balance sheet date, the Group has unused tax losses of £155.4m (2006: £79.1m) available for offset against future profits. A deferred tax asset has been recognised in respect of £24.8m (2006: £4.5m) of such losses. No deferred tax asset has been recognised in respect of the remaining £130.6m (2006: £74.6m) due to the unpredictability of future profit streams. Included in unrecognised tax losses are tax losses arising in China and South Korea of £55.2m (2006: £53.2m) which can only be carried forward in the next one to five years and tax losses arising in Spain of £17.8m (2006: £13.2m) which can only be carried forward for up to 15 years. Other losses may be carried forward indefinitely.

No deferred tax is recognised on the unremitted earnings of overseas subsidiaries and joint ventures. As the earnings are continually reinvested by the Group, no tax is expected to be payable on them in the foreseeable future. Earnings which could be remitted, on which there would be tax to pay, total £127.3m (2006: £125.2m).

On 22 March 2007 the UK Chancellor of the Exchequer announced a reduction in the UK corporation tax rate from 30% to 28% from April 2008. Based on a 28% UK corporation tax rate the deferred tax liability would reduce by less than £10m. No adjustment has been made for this change.

28 Post employment benefits

The Group operates a variety of post employment benefit arrangements covering both funded and unfunded defined benefit schemes and funded defined contribution schemes. The most significant are the funded, final salary defined benefit and defined contribution schemes for the Group's UK employees; however various defined benefit and defined contribution schemes are operated in France, Poland, Italy, China and South Korea. In France and Poland, they are retirement indemnity in nature; and in South Korea and Italy, termination indemnity in nature.

Defined contribution schemes
Pension costs for defined contribution schemes, at rates specified in the individual plans' rules, are as follows:

£ millions	2007	2006
Defined contribution schemes (note 8)	2.6	3.7

Defined benefit schemes
Balance sheet obligations:

£ millions	2007	2006
Defined benefit liabilities	54.6	239.6

The amount of the defined benefit obligation at 3 February 2007 which relates to funded defined benefit schemes is £46.7m (2006: £232.0m).

Income statement charge:

£ millions	2007	2006
Pension benefits charged to operating profit (note 8)	39.6	36.9
Net interest (return)/charge (note 6)	(6.3)	3.8
	33.3	40.7

28 Post employment benefits continued

The most recent actuarial valuations of plan assets and the present value of the defined benefit obligations were carried out as at 3 February 2007. The principal actuarial assumptions and expected rates of return used were as follows:

	2007		2006	
Annual % rate	UK	Other	UK	Other
Discount rate	5.3	4.6 to 5.5	4.7	4.0 to 6.0
Salary escalation	4.5	3.5 to 6.7	4.3	2.0 to 6.7
Rate of pension increases	2.9	n/a	2.7	n/a
Price inflation	2.9	2.0 to 2.5	2.7	2.0 to 2.5

	2007		2006	
% rate of return	UK	Other	UK	Other
Equities	7.8	–	7.6	–
Bonds	4.9	4.5	4.2	–
Property	6.3	–	5.9	–
Other	3.9	4.0	3.7	4.0
Overall expected rate of return	6.5	4.0	6.1	4.0

The overall expected rate of return is effectively a weighted average of the individual asset categories and their inherent expected rates of return.

The main financial assumption is the real discount rate, i.e. the excess of the discount rate over the rate of inflation. If this assumption increased/decreased by 0.1%, the UK defined benefit obligation would decrease/increase by approximately £30.0m, and the annual UK current service cost would decrease/increase by approximately £1.0m.

The assumptions for pensioner longevity are based on an analysis of pensioner death trends under the scheme over the period from 1998 to 2004, together with allowances for future improvements to death rates for all members. The specific tables used are the same as those used in the 2004 funding valuation, namely PMA92C2010 for male pensioners, PFA92C2010 (+2 year age rating) for female pensioners. Further allowances for improving longevity are included for members yet to retire.

At 3 February 2007 the Group has further strengthened the assumption for future improvements to mortality rates implying an increase in the assumed life expectancies. This has the impact of increasing the defined benefit obligation by 4% compared with that using the previous mortality rate projections. These revised assumptions are equivalent to assuming the average age at death for a pensioner currently aged 60 is 85.1 for a male and 86.3 for a female. They are also equivalent to assuming an average age at death for a member aged 60 in 15 years time is 86.2 for a male and 87.5 for a female. These assumptions will be reviewed following the next funding valuation due no later than as at 31 March 2007.

The amounts recognised in the income statement are as follows:

	2007			2006		
£ millions	UK	Other	Total	UK	Other	Total
Amounts charged to operating profit:						
Current service cost	34.9	4.7	39.6	33.2	3.7	36.9
Past service cost	–	–	–	–	–	–
Total operating charge (note 8)	34.9	4.7	39.6	33.2	3.7	36.9
Amounts (credited)/charged to net finance costs:						
Expected return on pension scheme assets	(73.1)	(0.4)	(73.5)	(58.9)	(0.4)	(59.3)
Interest on pension scheme liabilities	65.6	1.6	67.2	61.7	1.4	63.1
Net interest (return)/charge (note 6)	(7.5)	1.2	(6.3)	2.8	1.0	3.8
Total charged to income statement	27.4	5.9	33.3	36.0	4.7	40.7

Of the charge to operating profit for the year, £27.3m (2006: £25.4m) and £12.3m (2006: £11.5m) respectively were included in selling and distribution expenses and administrative expenses, and a £6.3m net credit (2006: £3.8m net charge) was included in net finance costs. Actuarial gains and losses have been reported in the statement of recognised income and expense.

The actual return on pension scheme assets was as follows:

	2007			2006		
£ millions	UK	Other	Total	UK	Other	Total
Actual return on pension scheme assets	76.6	0.5	77.1	185.7	0.5	186.2

28 Post employment benefits continued

The amounts included in the balance sheet, within non-current liabilities, arising from the Group's obligations in respect of its defined benefit retirement schemes, are determined as follows:

	2007			2006		
£ millions	UK	Other	Total	UK	Other	Total
Present value of defined benefit obligations	(1,394.7)	(36.8)	(1,431.5)	(1,420.4)	(39.1)	(1,459.5)
Fair value of scheme assets	1,366.7	10.2	1,376.9	1,209.8	10.1	1,219.9
Net liability	(28.0)	(26.6)	(54.6)	(210.6)	(29.0)	(239.6)

Movements in the present value of defined benefit obligations in the balance sheet are as follows:

Obligations:

	2007			2006		
£ millions	UK	Other	Total	UK	Other	Total
Defined benefit obligation at beginning of year	(1,420.4)	(39.1)	(1,459.5)	(1,186.1)	(33.0)	(1,219.1)
Total service cost charged in the income statement	(34.9)	(4.7)	(39.6)	(33.2)	(3.7)	(36.9)
Interest cost	(65.6)	(1.6)	(67.2)	(61.7)	(1.4)	(63.1)
Actuarial gains and losses	88.2	3.5	91.7	(170.0)	(2.5)	(172.5)
Contributions paid by employees	(10.9)	–	(10.9)	(12.6)	–	(12.6)
Benefits paid	48.9	3.7	52.6	43.2	1.3	44.5
Exchange differences	–	1.4	1.4	–	0.2	0.2
Defined benefit obligation at end of year	(1,394.7)	(36.8)	(1,431.5)	(1,420.4)	(39.1)	(1,459.5)

Movements in the fair value of scheme assets in the balance sheet are as follows:

Assets:

	2007			2006		
£ millions	UK	Other	Total	UK	Other	Total
Fair value of plan assets at beginning of year	1,209.8	10.1	1,219.9	884.0	9.4	893.4
Expected return of pension scheme assets	73.1	0.4	73.5	58.9	0.4	59.3
Actuarial gains and losses	3.5	0.1	3.6	126.8	0.1	126.9
Contributions paid by employer	118.3	3.8	122.1	170.7	1.6	172.3
Contributions paid by employees	10.9	–	10.9	12.6	–	12.6
Benefits paid	(48.9)	(3.7)	(52.6)	(43.2)	(1.3)	(44.5)
Exchange differences	–	(0.5)	(0.5)	–	(0.1)	(0.1)
Fair value of plan assets at end of year	1,366.7	10.2	1,376.9	1,209.8	10.1	1,219.9

The analysis of the scheme assets at the balance sheet date is as follows:

	2007				2006			
£ millions	UK	Other	Total	% of total	UK	Other	Total	% of total
Equities	705.0	–	705.0	51%	638.5	–	638.5	52%
Bonds	512.3	0.2	512.5	37%	449.4	–	449.4	37%
Property	121.3	–	121.3	9%	96.7	–	96.7	8%
Other	28.1	10.0	38.1	3%	25.2	10.1	35.3	3%
Total market value of assets	1,366.7	10.2	1,376.9	100%	1,209.8	10.1	1,219.9	100%

The pension plans do not hold any other assets than those disclosed above.

28 Post employment benefits continued

The history of experience adjustments is as follows:

£ millions	2007	2006	2005	2004
Present value of defined benefit obligations	(1,431.5)	(1,459.5)	(1,219.1)	(1,040.2)
Fair value of scheme assets	1,376.9	1,219.9	893.4	793.9
Net liability	(54.6)	(239.6)	(325.7)	(246.3)

£ millions	2007	2006	2005	2004
Actual return less expected return on pension scheme assets	3.6	126.9	33.1	–
Percentage of scheme assets	0.3%	10.4%	3.7%	n/a
Experience gain/(loss) arising on pension scheme liabilities	0.5	(0.3)	(12.0)	–
Percentage of scheme liabilities	0.0%	0.0%	1.0%	n/a
Changes in assumptions underlying present value of pension scheme liabilities	91.2	(172.2)	(100.4)	–
Percentage of scheme liabilities	(6.4%)	11.8%	8.2%	n/a
Total gain/(loss) recognised in the statement of recognised income and expense in the year	95.3	(45.6)	(79.3)	–
Cumulative gain/(loss) recognised in the statement of recognised income and expense	(29.6)	(124.9)	(79.3)	–

The estimated amounts of contributions expected to be paid to the UK, France and other pension schemes during the next financial year is £105.5m.

29 Provisions

£ millions	Onerous property contracts	B&Q restructuring provision	Total
At 28 January 2006	11.1	146.9	158.0
Charge to income statement	0.2	–	0.2
Utilised in the year	(2.5)	(47.8)	(50.3)
Unwinding of discount	0.3	1.3	1.6
At 3 February 2007	9.1	100.4	109.5
Included in current liabilities	2.1	54.2	56.3
Included in non-current liabilities	7.0	46.2	53.2
	9.1	100.4	109.5

Within the onerous property contracts provision, Kingfisher has provided against future liabilities for all properties sublet at a shortfall and long-term idle properties. The provision is based on the value of future cash outflows relating to rent, rates and service charges. This excludes idle properties related to the B&Q UK restructuring programme which are included in the B&Q restructuring provision.

The B&Q restructuring provision represents the estimated cost of the B&Q UK store and head office restructuring programme. This provision has been discounted to reflect the time value of money and the risks associated with the specific liabilities. The provision is expected to be utilised over the next two to three years. The ultimate costs and timing of cash flows are dependent on exiting the property lease contracts on the closed stores and sub-dividing and sub-letting the surplus space released from those stores to be downsized.

30 Share capital and premium

	Number of ordinary shares millions	Ordinary share capital £ millions	Share premium £ millions	Treasury shares £ millions	Total £ millions
At 29 January 2005	2,348.0	369.0	2,166.2	(100.3)	2,434.9
Shares issued to satisfy share option scheme exercises	5.3	0.8	9.1	–	9.9
Treasury shares disposed to satisfy share option scheme exercises	–	–	–	5.2	5.2
At 28 January 2006	2,353.3	369.8	2,175.3	(95.1)	2,450.0
Shares issued to satisfy share option scheme exercises	5.7	0.9	9.9	–	10.8
Treasury shares disposed to satisfy share option scheme exercises	–	–	–	13.8	13.8
At 3 February 2007	2,359.0	370.7	2,185.2	(81.3)	2,474.6

The total number of authorised ordinary shares is 3,022.7m shares (2006: 3,022.7m shares) with a par value of $15\frac{5}{7}$p per share (2006: $15\frac{5}{7}$p per share). All issued shares are fully paid.

Treasury shares represent Kingfisher plc shares held by the Employee Share Ownership Plan Trust (ESOP).

31 Reserves

£ millions	Hedging reserve	Translation reserve	Other reserves	Retained earnings	Total
At 30 January 2005	(4.4)	56.8	159.0	1,736.1	1,947.5
Actuarial losses on post employment benefits	–	–	–	(45.6)	(45.6)
Treasury shares disposed	–	–	–	(2.6)	(2.6)
Share-based compensation charge	–	–	–	14.0	14.0
Share-based compensation – shares awarded	–	–	–	(0.9)	(0.9)
Currency translation differences	–	28.4	–	–	28.4
Cash flow hedges – fair value gains	7.5	–	–	–	7.5
Cash flow hedges – losses transferred to inventories	0.5	–	–	–	0.5
Tax on items recognised directly in equity	(2.4)	6.9	–	15.6	20.1
Net gains recognised directly in equity	5.6	35.3	–	(19.5)	21.4
Profit for the year	–	–	–	139.5	139.5
Total recognised gains for the year	5.6	35.3	–	120.0	160.9
Dividends	–	–	–	(247.4)	(247.4)
At 28 January 2006	1.2	92.1	159.0	1,608.7	1,861.0
Actuarial gains on post employment benefits	–	–	–	95.3	95.3
Treasury shares disposed	–	–	–	(6.7)	(6.7)
Share-based compensation charge	–	–	–	8.9	8.9
Currency translation differences	–	(70.9)	–	–	(70.9)
Cash flow hedges – fair value losses	(9.1)	–	–	–	(9.1)
Cash flow hedges – losses transferred to inventories	3.1	–	–	–	3.1
Tax on items recognised directly in equity	1.8	–	–	(31.9)	(30.1)
Net losses recognised directly in equity	(4.2)	(70.9)	–	65.6	(9.5)
Profit for the year	–	–	–	336.8	336.8
Total recognised gains for the year	(4.2)	(70.9)	–	402.4	327.3
Dividends	–	–	–	(248.4)	(248.4)
At 3 February 2007	(3.0)	21.2	159.0	1,762.7	1,939.9

Included within retained earnings is the historical revaluation reserve held prior to the adoption of IFRS amounting to £226.1m (2006: £265.4m).

Other reserves represent the premium on the issue of convertible loan stock in 1993, the merger reserve relating to the acquisition of Darty and the dividend in specie received from a subsidiary prior to the demerger of Woolworths.

32 Share-based payments

	2007		2006	
	Options Number	Weighted average exercise price £	Options Number	Weighted average exercise price £
Outstanding at beginning of year	24,572,206	1.63	20,211,101	1.84
Granted during the year [1,2]	11,427,599	0.88	7,932,848	1.24
Forfeited during the year	(4,773,299)	0.34	(3,144,410)	2.08
Exercised during the year	(2,439,375)	1.58	(376,045)	0.82
Expired during the year	(411,496)	1.55	(51,288)	1.56
Outstanding at end of year	28,375,635	1.39	24,572,206	1.63
Exercisable at end of year	525,703	1.46	1,704,209	2.05

[1] The charge to the income statement for the years ended 3 February 2007 and 28 January 2006 in respect of share-based payments includes the first year's charge of the 2007 and 2006 Kingfisher Incentive Scheme (KIS) share grants respectively, based on the cash bonus for the year. Since grants under the KIS are made following the year end to which the first year of charge relates, it is not possible to give the number of options granted until after the year end.

[2] The weighted average exercise price for options granted during the period represents a blend of nil price KIS, Performance Share Plan (PSP) and Retention Plan options and discounted ShareSave options (see below).

The Group issues a variety of equity-settled share-based payments. Details of significant schemes are shown on pages 43 to 51 of the Remuneration report.

Employees leaving employment during the vesting period are deemed to have forfeited their options.

The fair value of share options and deferred shares is obtained using the Black-Scholes and stochastic option pricing models. The inputs into these models are as follows:

	Date of grant	Share price at grant £	Exercise price £	Expected volatility %	Expected life years	Gross dividend yield %	Risk free rate %	Fair value £
Executive Share Scheme	17/04/03	2.44	2.38	35.0%	6.0	4.0%	4.2%	0.64
	17/04/03	2.44	2.38	35.0%	6.0	4.0%	4.2%	0.64
Kingfisher Incentive Share Scheme	05/04/04	2.91	–	35.0%	3.5	3.7%	4.7%	2.58
	05/04/04	2.91	–	35.0%	3.5	3.7%	4.7%	1.61
	28/04/04	2.86	–	35.0%	3.5	3.7%	4.7%	2.54
	28/04/04	2.86	–	35.0%	3.5	3.7%	4.7%	1.58
	06/04/05	2.86	–	35.0%	3.5	3.7%	4.6%	2.55
	06/04/05	2.86	–	35.0%	3.5	3.7%	4.6%	1.62
	10/04/06	2.31	–	19.8%	3.5	4.6%	4.5%	2.01
	10/04/06	2.31	–	19.8%	3.5	4.6%	4.5%	0.77
Performance Share Plan	28/06/06	2.29	–	19.8%	3.5	0.0%	4.9%	1.04
	24/10/06	2.65	–	19.6%	3.5	0.0%	5.0%	1.36
Kingfisher Retention Plan	16/03/06	2.48	–	21.9%	1.5	4.3%	4.4%	2.38
	16/03/06	2.48	–	18.9%	2.5	4.3%	4.4%	2.28
	28/06/06	2.29	–	18.9%	2.5	4.3%	4.4%	2.11
ShareSave	01/05/03	2.41	1.87	35.0%	3.5	4.0%	3.6%	0.70
	01/05/03	2.41	1.87	35.0%	5.5	4.0%	3.8%	0.76
	01/05/03	2.41	2.28	35.0%	4.5	4.0%	3.7%	0.68
	22/10/04	3.08	2.45	35.0%	3.5	3.3%	4.5%	0.98
	22/10/04	3.08	2.45	35.0%	5.5	3.3%	4.6%	1.08
	27/10/05	2.01	1.76	35.0%	3.5	5.3%	4.3%	0.49
	27/10/05	2.01	1.76	35.0%	5.5	5.3%	4.4%	0.52
	26/10/06	2.65	1.97	19.9%	3.5	4.0%	4.0%	0.75
	26/10/06	2.65	1.97	28.1%	5.5	4.0%	4.0%	0.86

Options were exercised on a regular basis throughout the period. On that basis, the weighted average share price during the year, rather than at the date of exercise, was £2.43 (2006: £2.49). The options outstanding at the end of the year have a weighted average remaining contractual life of 3.63 years (2006: 4.23 years). The weighted average exercise price for share options outstanding at the end of the year was £1.39 (2006: £1.63).

32 Share-based payments continued

Expected volatility was determined for each individual award, by calculating the historical volatility of the Group's share price immediately prior to the grant of the award, over the same period as the vesting period of each award, adjusted by management's expectation of future volatility. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

At 3 February 2007 15 members of key management held various options.

All grants of options are made by the Remuneration Committee, which consists solely of non-executive directors.

Under the UK ShareSave Scheme, eligible UK employees have been invited to enter into Inland Revenue approved savings contracts for a period of three or five years, whereby shares may be acquired with repayments under the contract.

An International ShareSave Plan, along the lines of the UK ShareSave Scheme, is available for eligible employees overseas. There are 11,826 employees in ShareSave Schemes, of which 71 are in the International Plan at 3 February 2007.

The Group recognised a total expense of £9.0m in the year ended 3 February 2007 (2006: £14.1m) relating to share-based payment transactions of which £8.9m (2006: £14.0m) related to equity-settled share-based payment transactions. The total carrying amount for liabilities arising from cash settled share-based payment transactions at the end of the period was £0.1m (2006: £0.1m).

33 Net cash flows from operating activities

£ millions	2007	2006
Operating profit	501.3	269.5
Adjustments for:		
Depreciation of property, plant and equipment and investment property	173.8	149.8
Amortisation of intangible assets	33.2	32.0
Impairment loss on property, plant and equipment and investment property	1.3	40.1
Impairment loss on intangible assets	–	7.5
Share-based compensation charge	9.0	14.1
Share of post-tax results of joint ventures and associates	(16.9)	(11.4)
(Profit)/loss on disposal of property, plant and equipment and investment property	(43.9)	22.5
Loss on disposal of intangible assets	5.7	2.0
Profit on disposal of available for sale financial assets	(0.4)	(3.6)
Operating cash flows before movements in working capital	663.1	522.5
Movements in working capital (excluding the effects of acquisitions and disposals of subsidiaries and exchange differences on consolidation)		
Increase in inventories	(215.0)	(33.3)
Decrease/(increase) in trade and other receivables	44.0	(97.3)
Increase in trade and other payables	295.1	27.3
Decrease in post employment benefits	(82.5)	(135.2)
(Decrease)/increase in other provisions	(47.0)	140.2
	(5.4)	(98.3)
Cash generated by operations	657.7	424.2
Income taxes paid	(98.3)	(120.1)
Net cash flows from operating activities	559.4	304.1

34 Net debt

Net debt incorporates the Group's borrowings, interest rate and cross currency swaps that hedge those borrowings (excluding accrued interest), bank overdrafts and obligations under finance leases, less cash and cash equivalents and current available for sale financial assets, as detailed below.

£ millions	2007	2006
Cash and cash equivalents	394.5	234.1
Current available for sale financial assets	28.4	–
Bank overdrafts	(149.7)	(120.4)
Bank loans	(146.8)	(286.2)
Medium Term Notes and other fixed term debt	(1,306.6)	(1,123.8)
Interest rate and cross currency swaps (excluding accrued interest)	(44.0)	13.0
Obligations under finance leases	(69.6)	(71.9)
Net debt	(1,293.8)	(1,355.2)

A reconciliation of the movement in net debt from the beginning to the end of the year is detailed below.

£ millions	2007	2006
Net debt at beginning of year	(1,355.2)	(841.1)
Net increase in cash and cash equivalents	135.7	1.8
Increase in available for sale financial assets	29.3	–
Amortisation of issue costs of debt	(0.9)	(0.5)
Increase in debt and lease financing	(107.3)	(516.2)
Exchange differences and fair value adjustments on financial instruments	4.6	0.8
Net debt at end of year	(1 293.8)	(1,355.2)

35 Acquisitions

During the year the Group acquired the remaining minority interest in three of its B&Q China subsidiaries for a cash consideration of £2.2m, generating goodwill of £0.3m.

Prior year
The acquisitions detailed below occurred in the previous year ended 28 January 2006.

On the 30 June 2005, the Group acquired 100 per cent of the issued share capital of OBI Asia Holdings Limited (the name of which was subsequently changed to B&Q Asia Holdings Limited) for cash consideration of £143.5m, with total goodwill arising of £89.6m. OBI Asia Holdings Limited was the parent company of OBI AG's home improvement retailing operations in China. Details of the net assets acquired with this acquisition are as follows:

£ millions	Carrying amount	Fair value adjustments	Fair value
Net assets acquired			
Property, plant and equipment	63.0	33.5	96.5
Supplier contracts intangible	–	0.8	0.8
Other intangibles	0.1	–	0.1
Deferred tax assets	–	0.9	0.9
Inventories	10.9	–	10.9
Trade and other receivables	5.3	–	5.3
Cash	6.5	–	6.5
Trade and other payables	(29.3)	–	(29.3)
Current tax liabilities	(0.1)	–	(0.1)
Deferred tax liabilities	–	(11.1)	(11.1)
Contingent liabilities	–	(0.9)	(0.9)
Minority interests	(8.4)	(1.6)	(10.0)
	48.0	21.6	69.6
Goodwill			73.9
Total consideration			143.5
Satisfied by:			
Cash			142.6
Directly attributable costs			0.9
Net cash outflow arising on acquisition			
Cash consideration			143.5
Cash acquired			(6.5)

If the acquisition of OBI Asia Holdings Limited had been completed on the first day of the 2006 financial year, Group revenue for 2006 would have been £8,052.4m and Group profit attributable to equity shareholders of the parent would have been £134.5m. The acquisition of OBI Asia Holdings Limited contributed post acquisition revenue of £33.4m and a pre-tax loss of £13.1m in 2006.

35 Acquisitions continued

Kingfisher also acquired the remaining minority interests in two of its B&Q China subsidiaries for a cash consideration of £6.8m, generating goodwill of £2.7m, and acquired a number of stores in France through either company or business acquisitions for a cash consideration of £17.2m, generating goodwill of £13.0m.

Total purchase consideration for the above acquisitions amounted to £167.5m with total goodwill arising of £89.6m. The goodwill recognised represents the benefits of the acquisitions across the Group when combined with existing Group assets and businesses and the value of those assets not requiring valuation under IFRS 3 Business Combinations.

All these acquisitions have been accounted for by the acquisition method of accounting.

There were no material disposals during either year.

36 Major non-cash transactions

There were no major non-cash transactions during the year ended 3 February 2007 (2006: £nil).

37 Related party transactions

During the year, the Company and its subsidiaries carried out a number of transactions with related parties in the normal course of business and on an arm's length basis. The names of the related parties, the nature of these transactions and their total value is shown below:

	2007		2006	
£ thousands	Value of transactions	(Payable)/ receivable at year end	Value of transactions	(Payable)/ receivable at year end
Transactions with B&Q International Co. Ltd (Taiwan) in which the Group holds a 50% interest				
Provision of employee services	(77)	(38)	319	19
Commission and other income	8	19	111	(13)
Transactions with Crealfi S.A. in which the Group holds a 49% interest				
Provision of employee services	–	–	80	80
Interest charge on loan	–	–	17	–
Loan	–	–	–	1,041
Commission and other income	–	–	2,018	94
Transactions with Koçtaş Yapi Marketleri Ticaret A.S. in which the Group holds a 50% interest				
Provision of employee services	(11)	67	56	46
Commission and other income	11	54	176	28
Other costs	(32)	(32)	–	–
Transactions with Hornbach Holding A.G. in which the Group holds a 21.2% interest				
Provision of employee services	150	–	–	–
Commission and other income	3	137	243	(108)
Other costs	(207)	(243)	–	–
The Company provides administrative services to the Group's pension schemes. The amounts charged to the schemes and the balances outstanding at the year end were:				
Kingfisher Pension Scheme	1,783	258	1,652	465
Kingfisher Retirement Trust	–	–	9	8

Services are usually negotiated with related parties on a cost-plus basis. Goods are sold or bought on the basis of the price lists in force with non-related parties.

The loans to associates have a due date of December 2014, with an interest rate until December 2009 of 3 month EURIBOR plus 0.65%, and from January 2010 through to December 2014 of 3 month EURIBOR plus 1.15%.

The amounts outstanding are unsecured and will be settled in cash. No guarantees have been given or received. No provisions have been made for doubtful debts in respect of the amounts owed by related parties.

38 Commitments

Operating lease commitments

The Group leases various retail outlets, offices, warehouses, plant and equipment under non-cancellable operating lease agreements. The leases have varying terms, escalation clauses and renewal rights.

Undiscounted total future minimum rentals payable under non-cancellable operating leases are as follows:

	2007		2006	
£ millions	Land and buildings	Plant and machinery	Land and buildings	Plant and machinery
Within one year	350.5	16.6	318.9	15.4
After one year but not more than five years	1,395.4	39.7	1,279.6	22.3
After five years	3,819.6	3.3	3,609.0	1.0
	5,565.5	59.6	5,207.5	38.7

The total of future minimum operating sublease receipts expected to be received at 3 February 2007 is £112.5m (2006: £72.9m).

Capital commitments

Capital commitments contracted but not provided for by the Group amounted to £39.6m (2006: £40.0m).

39 Contingent liabilities

Kingfisher plc has an obligation to provide a bank guarantee for £50.0m (2006: £50.0m) to the liquidators of Kingfisher International France Limited in the event that Kingfisher plc's credit rating falls below 'BBB'. The obligation arises from an indemnity provided in June 2003 as a result of the demerger of Kesa Electricals.

In addition, the Group has arranged for certain bank guarantees to be provided to third parties in the ordinary course of business. The total amount outstanding at the year end was £28.7m (2006: £25.7m).

Independent auditors' report to the members of Kingfisher plc

We have audited the Group financial statements of Kingfisher plc for the year ended 3 February 2007 which comprise the Consolidated income statement, the Consolidated statement of recognised income and expense, the Consolidated balance sheet, the Consolidated cash flow statement, and the related notes. These Group financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the Parent company financial statements of Kingfisher plc for the year ended 3 February 2007 and on the information in the Remuneration report that is described as having been audited.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the Group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the Directors' responsibilities statement.

Our responsibility is to audit the Group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the Group financial statements give a true and fair view and whether the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We also report to you whether in our opinion the information given in the Directors' report is consistent with the Group financial statements. The information given in the Directors' report includes that specific information presented in the Operating review and the Financial review that is cross referred from the business review section of the Directors' report.

In addition we report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding director's remuneration and other transactions is not disclosed.

We review whether the Corporate Governance statement reflects the company's compliance with the nine provisions of the Combined Code (2003) specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the annual report and consider whether it is consistent with the audited Group financial statements. The other information comprises only the Chairman's statement, the Chief Executive's review, the Operating review, the Financial review, the Directors' report, the Directors' responsibilities statement, the Corporate Governance report, the Audit Committee report and the Nomination Committee report.
We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Group financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Group financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the Group financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Group financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Group financial statements.

Opinion

In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group's affairs as at 3 February 2007 and of its profit and cash flows for the year then ended;

- the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation; and

- the information given in the Directors' report is consistent with the Group financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants and
Registered Auditors
London
28 March 2007

Company balance sheet

As at 3 February 2007

£ millions	Notes	2007	2006
Fixed assets			
Tangible fixed assets	3	**13.9**	14.8
Investments	4	**5,584.0**	8,116.8
		5,597.9	8,131.6
Current assets			
Debtors due within one year	5	**3,443.1**	3,857.5
Debtors due after more than one year	5	**37.9**	30.5
Cash at bank and in hand		**140.1**	26.8
		3,621.1	3,914.8
Current liabilities			
Creditors: amounts falling due within one year	6	**(1,209.6)**	(4,721.0)
Net current assets/(liabilities)		**2,411.5**	(806.2)
Total assets less current liabilities		**8,009.4**	7,325.4
Non-current liabilities			
Creditors: amounts falling due after more than one year	7	**(1,402.2)**	(1,178.3)
Provisions for liabilities and charges	8	**(1.4)**	(21.6)
Net pension liability	9	**(0.6)**	(4.1)
		(1,404.2)	(1,204.0)
Net assets		**6,605.2**	6,121.4
Capital and reserves			
Called up share capital	10	**370.7**	369.8
Share premium account	11	**2,185.2**	2,175.3
Non-distributable reserves	11	**2,934.2**	2,934.2
Profit and loss account	11	**1,115.1**	642.1
Equity shareholders' funds	12	**6,605.2**	6,121.4

The financial statements were approved by the Board of Directors on 28 March 2007 and signed on its behalf by:

Gerry Murphy
Director

Duncan Tatton-Brown
Director

1 Accounting policies

Accounting conventions
The financial statements of Kingfisher plc (the Company) are made up to the nearest Saturday to 31 January each year. The financial statements are prepared under the historical cost convention, with the exception of certain financial instruments which are included in the financial statements at fair value, and are prepared in accordance with applicable accounting standards in the United Kingdom and the Companies Act 1985.

The Company's financial statements are included in the consolidated financial statements of Kingfisher plc. As permitted by section 230 of the Companies Act 1985, the profit and loss account and statement of total recognised gains and losses are not presented. The Company has taken advantage of the exemption from preparing a cash flow statement under the terms of FRS 1 Cash Flow Statements. The Company is exempt under the terms of FRS 8 Related Party Disclosures from disclosing related party transactions with subsidiaries of Kingfisher plc.

The Company has taken advantage of the exemption from providing financial instrument disclosures under the terms of FRS 25 Financial instruments: Disclosure and Presentation.

Foreign currencies
Monetary assets and liabilities denominated in foreign currencies are translated into Sterling at the rate of exchange at the balance sheet date. Exchange differences on monetary items are taken to the profit and loss account.

Principal rate of exchange

euro/£	2007	2006
Year end rate	1.5172	1.4607

Tangible fixed assets
Tangible fixed assets are included in the balance sheet at cost less accumulated depreciation and any provisions for impairment. Depreciation of tangible fixed assets is provided to reflect a reduction from cost to estimated residual value over the estimated useful life of the asset to the Company.

Depreciation of tangible fixed assets is calculated using the straight line method and the annual rates applicable to the principal categories are:

Fixtures and fittings	– between 10% and 25%
Computers and electronic equipment	– between 25% and 50%
Motor cars	– 25%

Tangible fixed assets are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable. When a review for impairment is conducted, the recoverable amount is assessed by reference to net realisable value. Any impairment in value is charged to the profit and loss account in the period in which it occurs.

Investments
Investments in subsidiaries and associates are included in the balance sheet at cost less any provisions for impairment.

Operating leases
Rentals under operating leases are charged on a straight line basis over the lease term to the profit and loss account in the period to which the payments relate. Incentives received or paid to enter into lease agreements are released to the profit and loss account over the lease term or, if shorter, the period to the date on which the rent is first expected to be adjusted to the prevailing market rate.

Pensions
The Company operates defined benefit and defined contribution pension schemes for its employees. A defined benefit plan is a pension plan that defines an amount of pension benefit which an employee will receive on retirement. A defined contribution plan is a pension plan under which the Company usually pays fixed contributions into a separate entity. In all cases a separate fund is being accumulated to meet the accruing liabilities. The assets of each of these funds are either held under trusts or managed by insurance companies and are held entirely separate from the Company's assets.

In accordance with FRS 17 Retirement Benefits, the operating and financing costs of pension and other post-retirement benefits are recognised separately in the profit and loss account. Current service costs are recognised within operating profit and the interest cost and expected return on pension assets are included in net finance costs.

The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with an adjustment for any past service costs not yet recognised. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high quality corporate bonds which are denominated in the currency in which the benefits will be paid and which have terms to maturity approximating to the terms of the related pension liability. An independent FRS 17 actuarial valuation is carried out at each balance sheet date.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited directly to the profit and loss reserve as they arise.

Past service costs are recognised immediately in the profit and loss account, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortised on a straight line basis over the vesting period.

For defined contribution plans, the Company pays contributions to privately administered pension plans on a contractual basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognised as an employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in future payments is available.

Deferred taxation
Provision is made for deferred tax using the incremental provision approach and is measured on a non-discounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws substantively enacted at the balance sheet date.

Deferred tax is recognised in respect of timing differences that have originated but not reversed by the balance sheet date subject to the following:

- Deferred tax is not recognised on the revaluation of non-monetary assets such as property unless a binding sale agreement exists at the balance sheet date. Where rollover relief is available on an asset then deferred tax is not recognised.
- Deferred tax is recognised on unremitted earnings of overseas subsidiaries, associates and joint ventures only where dividends are accrued as receivable or there is an intention to remit these in the foreseeable future.
- Deferred tax assets are recognised to the extent that they are regarded as recoverable. Assets are regarded as recoverable when it is regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.
- Deferred tax is not recognised on permanent differences.

Financial instruments
Financial assets and financial liabilities are recognised in the Company's balance sheet when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognised when the contractual rights to the cash flows from the financial asset expire. Financial liabilities (or a part of a financial liability) are derecognised when the obligation specified in the contract is discharged or cancelled or expires.

(i) Bank borrowings
Interest bearing bank loans and overdrafts are recorded at the proceeds received, net of direct issue costs and subsequently measured at amortised cost. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are amortised to the profit and loss account using the effective interest method.

1 Accounting policies continued

(ii) Derivative financial instruments and hedge accounting

Where hedge accounting is not applied, changes in the fair value of derivatives transacted as hedges of financing items are recognised in the profit and loss account as they arise.

Derivatives are initially accounted and measured at fair value on the date a derivative contract is entered into and subsequently measured at fair value with changes in fair value recognised in the profit and loss account unless formally designated as a cash flow hedge. The accounting treatment of derivatives classified as hedges depends on their designation, which occurs on the date that the derivative contract is committed to.

The Company designates certain derivatives as a hedge of the fair value of an asset or liability ('fair value hedge'). For an effective hedge of an exposure to changes in the fair value, the hedged item is adjusted for changes in fair value attributable to the risk being hedged with the corresponding entry being recorded in the profit and loss account. Gains or losses from remeasuring the corresponding hedging instrument are recognised in the same line of the profit and loss account.

In order to qualify for hedge accounting, the Company documents in advance the relationship between the item being hedged and the hedging instrument. The Company also documents and demonstrates an assessment of the relationship between the hedged item and the hedging instrument, which shows that the hedge has been, and will be, highly effective on an ongoing basis. The effectiveness testing is re-performed at each period end to ensure that the hedge remains highly effective.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts, and the host contracts are not carried at fair value with unrealised gains or losses reported in the profit and loss account.

Employee Share Ownership Plan

The Company's Employee Share Ownership Plan Trust (ESOP) is a separately administered trust. Liabilities of the ESOP are guaranteed by the Company and the assets of the ESOP mainly comprise shares in the Company.

In accordance with UITF 38, own shares held by the ESOP are deducted from equity shareholders' funds.

Share-based payments

The Company operates several equity-settled, share-based compensation plans. The fair value of the employee services received in exchange for the grant of options or deferred shares is recognised as an expense and is calculated using Black-Scholes and stochastic models. The value of the charge is adjusted to reflect expected and actual levels of options vesting. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options or deferred shares granted, excluding the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable.

At each balance sheet date, the Company revises its estimates of the number of options which are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the profit and loss account, and a corresponding adjustment to equity shareholders' funds over the remaining vesting period.

2 Profit and loss account disclosures

The Company's profit on ordinary activities after taxation was £709.3m (2006: loss of £75.7m).

The Company's audit fee was £0.5m (2006: £0.4m).

Dividend disclosures are provided in note 10 of the Kingfisher plc consolidated financial statements.

Directors' remuneration

£ thousands	2007	2006
Executive directors		
Salaries and taxable benefits	2,186	1,911
Bonuses	946	222
Long-term incentive	573	501
Non-executive directors		
Fees	636	497
	4,341	3,131

During the year, the actual aggregate gains on Kingfisher share options at the date of exercise were £4,680 (2006: £nil). Further detail in relation to directors' remuneration is set out in the Remuneration report on pages 43 to 51.

Employees

£ millions	2007	2006
Employee benefit expenses		
Wages and salaries	14.5	14.0
Social security costs	1.7	1.6
Post employment benefits – defined benefit (note 9)	1.1	0.9
– defined contribution	0.1	0.1
	17.4	16.6
Number		
Average number of persons employed		
Administration	136	131
The equivalent number of employees working full-time would have been	134	126

3 Tangible fixed assets

£ millions	Fixtures, fittings and equipment
Cost	
At 28 January 2006	20.4
Additions	3.8
Disposals	(0.6)
At 3 February 2007	23.6
Depreciation	
At 28 January 2006	5.6
Charge for year	4.5
Disposals	(0.4)
At 3 February 2007	9.7
Net carrying amount	
At 3 February 2007	13.9
At 28 January 2006	14.8
Assets in the course of construction included above	
At 3 February 2007	1.6
At 28 January 2006	0.8

4 Investments

£ millions	Investment in Group companies	Investment in associates	Total
At 28 January 2006	8,007.6	109.2	8,116.8
Additions	328.9	–	328.9
Impairments	(26.7)	–	(26.7)
Capital reductions	(2,445.7)	–	(2,445.7)
Disposals	(389.3)	–	(389.3)
At 3 February 2007	5,474.8	109.2	5,584.0

Additions to investments in Group companies represent £328.9m (2006: £2,504.7m) of capital injections into a number of existing subsidiary companies.

During the year the Company received £2,445.7m from a subsidiary as part of a capital reduction of that subsidiary.

The directors consider that to give full particulars of all subsidiary undertakings would lead to a statement of excessive length. The following information relates to those subsidiary undertakings, joint ventures and associated undertakings of Kingfisher plc and its subsidiaries at the year end whose results or financial position, in the opinion of the directors, principally affect the figures of the consolidated financial statements of Kingfisher plc.

All the companies incorporated in Great Britain are registered in England and Wales.

	Country of incorporation and operation	% owned and voting rights	Description of share classes owned	Main activity
Principal subsidiaries				
B&Q Asia Holdings Ltd[9]	Hong Kong	100%	ordinary	Holding company
B&Q (China) B.V.[8]	Netherlands	100%	ordinary	Holding company
B&Q Ireland Limited	Ireland	100%	ordinary	Retailing
B&Q Korea Limited	Korea	100%	ordinary	Retailing
B&Q plc[2]	Great Britain	100%	ordinary & special[3]	Retailing
B&Q Properties Limited	Great Britain	100%	ordinary	Property investment
Castorama Dubois Investissements S.C.A.[2,4]	France	100%	ordinary	Holding company
Castorama Holding S.A.[4]	France	100%	ordinary	Holding company
Castorama France S.A.S.[4]	France	100%	ordinary	Retailing
Immobilière Castorama S.A.S.[4]	France	100%	ordinary	Property investment
Castorama Italia S.P.A.[4]	Italy	100%	ordinary	Retailing
Castorama RUS LLC[5]	Russia	100%	ordinary	Retailing
Castorama Polska Sp.z.o.o.[4]	Poland	100%	ordinary	Retailing
Eurodépôt S.A.[4,7]	France	100%	ordinary	Holding company
Brico Dépôt S.A.S.[4]	France	100%	ordinary	Retailing
Eurodépôt Immobilier S.A.S.[4]	France	100%	ordinary	Property investment
Euro Depot España S.A.[4]	Spain	100%	ordinary	Retailing
Halcyon Finance Ltd[1]	Great Britain	100%	ordinary	Finance
Screwfix Direct Limited	Great Britain	100%	ordinary	Retailing
Kingfisher TMB Limited	Great Britain	100%	ordinary	Retailing
Principal joint ventures				
B&Q International Co. Ltd[5]	Taiwan	50%	ordinary	Retailing
Koçtaş Yapi Marketleri Ticaret A.S.[5]	Turkey	50%	ordinary	Retailing
Principal associated undertakings				
Hornbach Holding A.G.[1,6]	Germany	21%	ordinary & preference	Retailing
Crealfi S.A.[4]	France	49%	ordinary	Finance

1 Held directly by Kingfisher plc.
2 The merged Castorama and B&Q group is 100% owned of which 44.7% is held directly by Kingfisher plc.
3 The special shares in B&Q are owned 100% by Kingfisher plc and are non-voting.
4 Owing to local conditions, these companies prepare their accounts to 31 January each year.
5 Owing to local conditions and to avoid undue delay in the presentation of the Group accounts, these companies prepare their accounts to 31 December.
6 To avoid undue delay in presentation of the Group accounts, Hornbach Holding A.G. made up their accounts to 30 November. The Group's 21.2% interest in Hornbach Holding A.G. represents 25% of the voting ordinary shares and 17.4% of the non-voting preference shares.
7 Trading as Brico Dépôt.
8 Holding company for the Group's Chinese retailing operations, which have a 31 December year end.
9 Holding company for the Group's former OBI China retailing operations, which have a 31 December year end.

5 Debtors

£ millions	2007	2006
Amounts falling due within one year		
Owed by subsidiary undertakings	3,415.6	3,826.9
Corporation tax	24.7	12.8
Other debtors	2.8	17.8
	3,443.1	3,857.5
Amounts falling due after more than one year		
Interest rate and cross currency swaps	24.6	20.5
Deferred tax asset	13.0	10.0
Prepayments	0.3	–
	37.9	30.5

6 Creditors: amounts falling due within one year

£ millions	2007	2006
Bank loans and overdrafts	0.4	0.4
Owed to subsidiary undertakings	1,160.2	4,681.4
Other creditors	29.7	27.4
Accruals and deferred income	19.3	11.8
	1,209.6	4,721.0

7 Creditors: amounts falling due after more than one year

£ millions	2007	2006
Interest rate and cross currency swaps	45.6	4.5
Funding		
Bank loans	50.0	50.0
Medium Term Notes and other fixed term debt	1,306.6	1,123.8
	1,356.6	1,173.8
	1,402.2	1,178.3
External funding falls due for repayment as follows:		
After one year but not more than two years	–	–
After two years but not more than five years	527.3	549.7
After five years	829.3	624.1
	1,356.6	1,173.8

8 Provisions for liabilities and charges

£ millions	Onerous property contracts	Other provisions	Total
Balance at 28 January 2006	2.6	19.0	21.6
Charge to profit and loss account	0.1	–	0.1
Utilised	(1.3)	(19.0)	(20.3)
Balance at 3 February 2007	1.4	–	1.4

Within the onerous property contracts provision, Kingfisher has provided against future liabilities for all properties sublet at a shortfall and long-term idle properties. The provision is based on the value of future cash outflows relating to rent, rates and service charges. The provisions are not discounted as, given the length of the remaining leases, the impact is not considered material.

The other provision relates to B&Q's decision to terminate a contract in the prior year with its previous supplier of consumer credit services. This gave rise to the repayment of part of the original proceeds received on disposal of Time Retail Finance in 2003. The contract was held by Kingfisher plc on behalf of B&Q and therefore the provision was held by the Company. This was paid during the year.

9 Net pension liability

The Company participates in both a funded defined benefit scheme and a funded defined contribution scheme.

The total pension charge in the profit and loss account for the UK defined contribution scheme was £0.1m (2006: £0.1m).

Defined benefit schemes

With reference to the defined benefit scheme, the Kingfisher Pension Scheme, Kingfisher plc is one of a member of Group companies that participate in the scheme, and therefore the Company has accounted for its share of the scheme assets and liabilities. The valuation of the scheme used for FRS 17 has been based on the most recent actuarial valuation of the Group's UK scheme at 31 March 2004 and has been updated to 3 February 2007.

9 Net pension liability continued

The amounts included in the balance sheet, within the net pension liability, arising from the Company's obligations in respect of its defined benefit retirement scheme, are determined as follows:

£ millions	2007	2006
Present value of defined benefit obligations	(45.9)	(41.0)
Fair value of scheme assets	45.1	35.1
Net liability	(0.8)	(5.9)
Related deferred tax asset	0.2	1.8
	(0.6)	(4.1)

The most recent actuarial valuations of plan assets and the present value of the defined benefit obligations were carried out as at 3 February 2007. The principal actuarial assumptions and expected rates of return used were as follows:

Annual % rate	2007	2006
Discount rate	5.3	4.7
Salary escalation	4.5	4.3
Rate of pension increases	2.9	2.7
Price inflation	2.9	2.7

% rate of return	2007	2006
Equities	7.8	7.6
Bonds	4.9	4.2
Property	6.3	5.9
Other	3.9	3.7
Overall expected rate of return	6.5	6.1

The overall expected rate of return is effectively a weighted average of the individual asset categories and their inherent expected rates of return.

The main financial assumption is the real discount rate, i.e. the excess of the discount rate over the rate of inflation. If this assumption increased/decreased by 0.1%, the defined benefit obligation would decrease/increase by approximately £1m, and the annual UK current service cost would decrease/increase by approximately £0.03m.

The assumptions for pensioner longevity are based on an analysis of pensioner death trends under the scheme over the period from 1998 to 2004, together with allowances for future improvements to death rates for all members. The specific tables used are the same as those used in the 2004 funding valuation, namely PMA92C2010 for male pensioners, PFA92C2010 (+2 year age rating) for female pensioners. Further allowances for improving longevity are included for members yet to retire.

At 3 February 2007 the Company has further strengthened the assumption for future improvements to mortality rates implying an increase in the assumed life expectancies. This has the impact of increasing the defined benefit obligation by 4% compared with that using the previous mortality rate projections. These revised assumptions are equivalent to assuming the average age at death for a pensioner currently aged 60 is 85.1 for a male and 86.3 for a female. They are also equivalent to assuming an average age at death for a member aged 60 in 15 years time is 86.2 for a male and 87.5 for a female. These assumptions will be reviewed following the next funding valuation due no later than as at 31 March 2007.

The amounts recognised in the profit and loss account are as follows:

£ millions	2007	2006
Amounts charged to operating profit:		
Current service cost	(1.1)	(0.9)
Total operating charge	(1.1)	(0.9)
Amounts credited/(charged) to other finance costs:		
Expected return on pension scheme assets	2.3	1.7
Interest on pension scheme liabilities	(2.2)	(1.8)
Net interest return/(cost)	0.1	(0.1)
Total charged to the profit and loss account	(1.0)	(1.0)

The actual return on pension scheme assets was as follows:

£ millions	2007	2006
Actual return on pension scheme assets	7.1	5.4

9 Net pension liability continued

Movements in the present value of defined benefit obligations in the balance sheet are as follows:

Obligations:

£ millions	2007	2006
Defined benefit obligation at beginning of year	(41.0)	(35.6)
Total service cost charged in the profit and loss account	(1.1)	(0.9)
Interest cost	(2.2)	(1.8)
Actuarial losses	(2.8)	(4.9)
Contributions paid by employees	(0.4)	(0.4)
Benefits paid	1.6	2.6
Defined benefit obligation at end of year	(45.9)	(41.0)

Movements in the fair value of scheme assets in the balance sheet are as follows:

Assets:

£ millions	2007	2006
Fair value of plan assets at beginning of year	35.1	26.6
Expected return of pension scheme assets	2.3	1.7
Actuarial gains	4.8	3.7
Contributions paid by employer	4.1	5.3
Contributions paid by employees	0.4	0.4
Benefits paid	(1.6)	(2.6)
Fair value of plan assets at end of year	45.1	35.1

The total net actuarial gains and losses for the year ended 3 February 2007 was a gain of £2.0m (2006: loss of £1.2m).

The analysis of the scheme assets at the balance sheet date is as follows:

	2007		2006	
£ millions		% of total		% of total
Equities	23.3	52%	18.6	53%
Bonds	16.9	37%	13.0	37%
Property	4.0	9%	2.8	8%
Other	0.9	2%	0.7	2%
Total market value of assets	45.1	100%	35.1	100%

The pension plans do not hold any other assets than those disclosed above.

The history of experience adjustments is as follows:

£ millions	2007	2006	2005	2004
Present value of defined benefit obligations	(45.9)	(41.0)	(35.6)	(96.9)
Fair value of scheme assets	45.1	35.1	26.6	27.3
Net liability	(0.8)	(5.9)	(9.0)	(69.6)

£ millions	2007	2006	2005	2004
Actual return less expected return on pension scheme assets	4.8	3.7	1.3	2.1
Percentage of scheme assets	10.6%	10.5%	4.9%	7.7%
Experience loss arising on pension scheme liabilities	–	–	(0.4)	(0.2)
Percentage of scheme liabilities	–	–	1.1%	0.2%
Changes in assumptions underlying present value of pension scheme liabilities	(2.8)	(4.9)	(3.7)	(1.6)
Percentage of scheme liabilities	6.1%	12.0%	10.4%	1.7%
Total gain/(loss) recognised in the profit and loss reserve	2.0	(1.2)	(2.8)	0.3

The estimated amount of contributions expected to be paid to the pension scheme during the next financial year is £4.0m.

10 Called up share capital

Allotted and fully paid	Number of ordinary shares millions	Share capital £ millions
Ordinary shares of 15$\frac{5}{7}$p each at 28 January 2006	2 353.3	369.8
Shares issued to satisfy share option scheme exercises	5.7	0.9
Ordinary shares of 15$\frac{5}{7}$p each at 3 February 2007	2,359.0	370.7

The total number of authorised shares is 3,022.7m shares (2006: 3,022.7m shares) with a par value of 15$\frac{5}{7}$p per share (2006: 15$\frac{5}{7}$p per share).

11 Reserves

£ millions	Share premium	Non-distributable reserves	Profit and loss account	Total
At 28 January 2006	2,175.3	2,934.2	642.1	5,751.6
Actuarial gain on defined benefit pension scheme (note 9)	–	–	2.0	2.0
Shares issued to satisfy share option scheme exercises	9.9	–	–	9.9
Share-based compensation charge	–	–	3.6	3.6
ESOP shares disposed	–	–	7.1	7.1
Profit for the financial year	–	–	709.3	709.3
Ordinary dividends on equity shares	–	–	(248.4)	(248.4)
Tax on items recognised directly in equity	–	–	(0.6)	(0.6)
At 3 February 2007	2,185.2	2,934.2	1,115.1	6,234.5

The non-distributable reserves represent the premium on the issue of convertible loan stock in 1993, the merger reserve relating to the acquisition of Darty and the dividend in specie received from a subsidiary prior to the demerger of Woolworths.

The value of the ESOP shares deducted from the profit and loss reserve at 3 February 2007 is £81.3m (2006: £95.1m).

12 Reconciliation of movement in equity shareholders' funds

£ millions	2007	2006
Profit/(loss) for the financial year attributable to the members of Kingfisher plc	709.3	(75.7)
Ordinary dividends on equity shares	(248.4)	(247.4)
	460.9	(323.1)
Impact on first time adoption of FRS 26	–	(8.5)
Actuarial gain/(loss) on defined benefit pension scheme (note 9)	2.0	(1.2)
Shares issued to satisfy share option scheme exercises	10.8	9.9
Share-based compensation charge	3.6	3.1
Share-based compensation – shares awarded	–	(0.6)
ESOP shares disposed	7.1	2.6
Tax on items recognised directly in equity	(0.6)	0.4
Net increase/(decrease) in equity shareholders' funds	483.8	(317.4)
Opening equity shareholders' funds	6,121.4	6,438.8
Closing equity shareholders' funds	6,605.2	6,121.4

13 Share options

All grants of options are made by the Remuneration Committee, which consists solely of independent non-executive directors.

Group employees, including directors, are granted contingent share awards under the Kingfisher Incentive Share Scheme as part of their annual performance award.

During the year the Group made its first contingent share awards under the Performance Share Plan and the Kingfisher Retention Plan.

The last grant of options under the Executive, International Executive and Phantom Share Option Schemes was made in April 2003. Under these Schemes, participants received a bi-annual grant of options based on their position in the Group. These options are normally exercisable from the third anniversary of the date of the grant (up to the tenth anniversary), except where the performance condition has not been met, in which case this date is deferred accordingly. The performance conditions for all options have now been met, except for the grant made in April 2003. On the exercise of Phantom Options, participants receive in cash the increase in value of the allocated number of notional shares in the Company.

13 Share options continued

All permanent employees (excluding those receiving Executive Options) were each granted options over 529 shares in both 1997 and 1998, provided that they were employed as at 19 March 1997 and in employment on the date of grant. These options were granted under the Executive Share Option Scheme.

Under the UK ShareSave Scheme, eligible UK employees have been invited to enter into Inland Revenue approved savings contracts for a period of three or five years, whereby shares may be acquired with repayments under the contract. The option price has been the average market price over three days shortly before an offer to subscribe, discounted by 20%. Options are exercisable within a six month period from the conclusion of a three or five year period.

The International ShareSave Plan, which operates along the lines of the UK ShareSave Scheme, includes eligible employees in certain overseas locations. There are 11,826 employees in ShareSave Schemes, of which 71 are in the International Plan at 3 February 2007.

The rules of all schemes include provision for the early exercise of options in certain circumstances. In total 15 executive directors and members of senior management held various options as at 3 February 2007.

The Company has not repeated the disclosures required by FRS 20 as these are already included in note 32 of the Kingfisher plc consolidated financial statements.

Options to subscribe for ordinary shares of $15\frac{5}{7}$p under the various schemes, including those held by executive directors disclosed in the Remuneration report on pages 43 to 51, are shown below:

	Date of grant	Exercise price £	Exercisable from	2007 Options Number	2006 Options Number
Executive, International Executive and Phantom Share Options	01/05/96	2.20	01/05/99	–	106,028
	25/10/96	2.42	25/10/99	–	17,958
	25/10/96	2.38	25/10/01	–	571,304
	16/04/97	2.48	16/04/00[1]	277,433	432,243
	23/10/97	3.06	23/10/00	46,111	65,058
	23/10/97	3.01	23/10/02	–	423,693
	27/04/98	4.15	27/04/04[1]	453,476	598,227
	26/10/98	3.96	26/10/04	80,325	80,335
	26/10/98	3.89	26/10/04	–	151,142
	01/04/99	5.90	01/04/04[1]	401,332	487,967
	26/05/99	6.08	26/05/04[1]	6,105	6,105
	28/09/99	4.83	28/09/04[1]	41,922	52,510
	17/04/00	3.93	17/04/04[1]	1,161,972	1,399,755
	17/04/00	3.87	17/04/05[1]	–	657,073
	25/04/00	4.23	25/04/04[1]	–	17,372
	25/09/00	3.57	25/09/04[1]	513,200	598,275
	26/09/01	2.10	26/09/04[1]	784,733	879,101
	26/09/01	2.07	26/09/05[1]	483,062	1,763,498
	09/04/02	2.90	09/04/05[1]	2,035,854	2,558,164
	09/04/02	2.86	09/04/06[1]	711,676	711,676
	08/10/02	1.95	08/10/05[1]	1,990,475	3,985,816
	08/10/02	1.95	08/10/06	1,015,613	1,662,846
	17/04/03	2.38	17/04/06[1]	4,595,927	5,812,214
	17/04/03	2.38	17/04/07	1,563,890	1,993,817
				16,163,106	25,032,177
Kingfisher Incentive Share Scheme	05/04/04	–	05/04/07	1,357,110	1,711,021
	05/04/04	–	05/04/07	11,979	25,752
	28/04/04	–	28/04/07	358,459	457,753
	28/04/04	–	28/04/07	88,579	88,579
	06/04/05	–	06/04/08	1,242,183	1,406,485
	06/04/05	–	06/04/08	341,536	572,056
	10/04/06	–	10/04/09	1,133,129	–
	10/04/06	–	10/04/09	203,624	–
				4,736,599	4,261,646
Performance Share Plan	28/06/06	–	28/06/09	1,402,253	–
	24/10/06	–	24/10/09	1,293,289	–
				2,695,542	–

13 **Share options** continued

	Date of grant	Exercise price £	Exercisable from	2007 Options Number	2006 Options Number
Kingfisher Retention Plan	16/03/06	–	30/03/07	1,069,500	–
	16/03/06	–	30/03/08	900,500	–
	28/06/06	–	28/06/08	169,000	–
				2,139,000	–
All-employee	16/04/97	2.48	16/04/00	860,683	913,583
	21/07/98	3.75	21/07/01	3,222,668	3,378,723
				4,083,351	4,292,306
UK and International ShareSave	16/05/00	3.23	01/07/03[1]	–	6,628
	16/05/00	3.84	01/07/05	–	74,044
	24/10/00	2.76	01/12/05	–	245,912
	24/10/00	2.88	01/12/05	–	50,670
	23/10/01	1.71	01/12/06[1]	399,779	3,140,559
	23/10/01	2.32	01/12/05	–	197,967
	02/05/02	2.33	01/07/05[1]	–	17,948
	02/05/02	2.33	01/07/07[1]	345,302	424,383
	02/05/02	2.74	01/07/06	–	28,780
	31/10/02	1.57	01/12/05[1]	–	631,765
	31/10/02	1.57	01/12/07[1]	3,335,182	3,722,272
	31/10/02	2.02	01/12/06	19,051	91,957
	01/05/03	1.87	01/07/06	2,017	1,433,121
	01/05/03	1.87	01/07/08	939,824	1,129,098
	01/05/03	2.28	01/07/07	27,088	29,793
	22/10/04	2.45	01/12/07	1,140,838	1,543,559
	22/10/04	2.45	01/12/09	1,018,439	1,423,684
	27/10/05	1.76	01/12/08	2,911,589	3,575,531
	27/10/05	1.76	01/12/10	1,536,704	1,893,694
	26/10/06	1.97	01/12/09	3,091,248	–
	26/10/06	1.97	01/12/11	1,976,930	–
				16,743,991	19,661,365
				46,561,589	53,247,494

[1] Shares are held by the Employee Share Ownership Plan Trust (ESOP) to cover certain exercises of these options.

The Employee Share Ownership Plan Trust (ESOP)

The ESOP is a discretionary trust which has been funded by a £113.5m interest free loan from the Company and its subsidiaries to acquire shares in Kingfisher plc.

The ESOP's shareholding on 3 February 2007 was 21.0m shares (2006: 24.5m shares) with a nominal value of £3.3m (2006: £3.8m) and a market value of £52.9m on 3 February 2007. Dividends on these shares were waived for the interim and final dividends. The cost of running the ESOP is included in the profit and loss account.

In total 6,108,670 shares (2006: 8,733,672 shares) are specifically hedged in relation to option grants under the various schemes and 647,788 shares (2006: 647,788 shares) are allocated to hedge employers NIC liabilities.

The ESOP has undertaken:

(a) to transfer shares to employees on exercise of certain options granted under the Executive and International Executive Share Option Schemes;
(b) to pay the cash sum due on exercise of rights granted under the Phantom Share Option Scheme (the ESOP will realise the due sum if necessary by selling in the market sufficient of its shares to realise that sum);
(c) to transfer the shares due on exercise of the Share Appreciation Rights granted to overseas employees under the International ShareSave Plan; and
(d) to hedge employers NIC liabilities in relation to certain options granted under the Executive Share Option Schemes.

As required by UITF 38, own shares held by the ESOP are deducted from equity shareholders' funds and the shares will be held at historical cost until they are sold. The assets, liabilities, income and costs of the ESOP continue to be included in both the Company's and the consolidated financial statements.

Independent auditors' report to the members of Kingfisher plc

We have audited the Parent company financial statements of Kingfisher plc for the year ended 3 February 2007 which comprise the Balance sheet and the related notes. These Parent company financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Remuneration report that is described as having been audited.

We have reported separately on the Group financial statements of Kingfisher plc for the year ended 3 February 2007.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report, the Remuneration report and the Parent company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice), are set out in the Directors' responsibilities statement.

Our responsibility is to audit the Parent company financial statements and the part of the Remuneration report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the Parent company financial statements give a true and fair view and whether the Parent company financial statements and the part of the Remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the Directors' report is consistent with the Parent company financial statements.

The information given in the Directors' report includes that specific information presented in the Operating review and the Financial review that is cross referred from the business review section of the Directors' report.

In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read other information contained in the annual report and consider whether it is consistent with the audited Parent company financial statements. The other information comprises only the Chairman's statement, the Chief Executive's review, the Operating review, the Financial review, the Directors' report, the Directors' responsibilities statement, the Corporate Governance report, the Audit Committee report and the Nomination Committee report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Parent company financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Parent company financial statements and the part of the Remuneration report to be audited. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the Parent company financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Parent company financial statements and the part of Remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Parent company financial statements and the part of the Remuneration report to be audited.

Opinion

In our opinion:

- the Parent company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the company's affairs as at 3 February 2007;

- the Parent company financial statements and the part of the Remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985; and

- the information given in the Directors' report is consistent with the Parent company financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants and
Registered Auditors
London
28 March 2007

Kingfisher plc five year history

The amounts disclosed for 2004 and earlier periods are stated on the basis of UK GAAP because it is not practicable to restate amounts for periods prior to the date of transition to IFRS. The principal differences between UK GAAP and IFRS impacting the Group are the treatment of goodwill, post employment benefits, deferred and current taxes, accounting for share-based payments, leases and the valuation of properties.

The Group has undergone a significant amount of restructuring including the buy-out of the Castorama minority in 2002/03 and the demerger of Kesa Electricals in 2003/04. This restructuring also included a rights issue and two share consolidations. The income statement information presented below represents continuing operations only. As the financial information would not be directly comparable, no balance sheet or share information has been included in the five year history for 2003.

		UK GAAP				IFRS
Income statements £ millions	2003	2004	2005	2005	2006	**2007**
Revenue						
Home improvement	6,130.4	7,037.6	7,649.6	7,649.6	8,010.1	**8,675.9**
Property	5.9	6.7	6.0	–	–	**–**
Total revenue	6,136.3	7,044.3	7,655.6	7,649.6	8,010.1	**8,675.9**
Retail profit	549.8	670.5	747.9	740.2	533.1	**503.7**
Other operating costs	(52.8)	(46.2)	(36.1)	(37.3)	(37.8)	**(39.1)**
Exceptional items	(22.0)	(11.6)	–	(13.7)	(215.4)	**49.5**
Acquisition goodwill and intangible amortisation	(6.2)	(4.0)	1.0	–	(0.1)	**(0.3)**
Share of joint venture and associate interest and tax[1]	–	–	–	(12.8)	(10.3)	**(12.5)**
Operating profit	468.8	608.7	712.8	676.4	269.5	**501.3**
Profit/(loss) on disposal of fixed assets[2]	144.2	(4.3)	1.1	–	–	**–**
Profit before net finance costs	613.0	604.4	713.9	676.4	269.5	**501.3**
Net finance costs	(12.4)	(33.6)	(25.3)	(28.7)	(37.7)	**(50.8)**
Profit before taxation	600.6	570.8	688.6	647.7	231.8	**450.5**
Tax on profit on ordinary activities (excluding exceptional tax)	(201.8)	(182.5)	(201.4)	(201.2)	(161.6)	**(119.4)**
Exceptional tax	–	75.2	–	–	68.8	**7.3**
Profit after taxation	398.8	463.5	487.2	446.5	139.0	**338.4**
Earnings per share (pence)						
Basic	17.7	20.3	20.3	19.3	6.0	**14.4**
Fully diluted	17.4	20.2	20.2	19.2	6.0	**14.4**
Basic adjusted[3]	13.4	17.8	20.8	19.7	12.3	**11.9**
Fully diluted adjusted[3]	13.2	17.7	20.6	19.5	12.2	**11.8**
Dividend per share (pence)		9.65	10.65	10.65	10.65	**10.65**
Balance sheets £ millions		2004	2005	2005	2006	**2007**
Intangible assets		2,455.3	2,463.1	2,533.0	2,660.5	**2,641.0**
Property		2,213.3	2,442.8	2,289.7	2,439.6	**2,315.7**
Other tangible assets		567.9	827.9	760.8	840.7	**924.2**
Investments		145.9	158.3	173.7	185.0	**184.9**
Total fixed assets		5,382.4	5,892.1	5,757.2	6,125.8	**6,065.8**
Net current (liabilities)/assets		(92.9)	(136.6)	(28.9)	72.1	**(50.5)**
Net non-current liabilities		(39.1)	(37.0)	(499.9)	(522.3)	**(300.5)**
Capital employed		5,250.4	5,718.5	5,228.4	5,675.6	**5,714.8**
Equity shareholders' funds		4,403.7	4,921.5	4,384.6	4,311.0	**4,414.5**
Minority interests		2.9	2.7	2.7	9.4	**6.5**
Net debt		843.8	794.3	841.1	1,355.2	**1,293.8**
Capital employed		5,250.4	5,718.5	5,228.4	5,675.6	**5,714.8**
Share data millions						
Number of shares in issue – period end		2,331.4	2,348.0	2,348.0	2,353.3	**2,359.0**
– average		2,277.4	2,307.5	2,307.5	2,324.7	**2,333.0**
Fully diluted average number of shares		2,290.4	2,324.4	2,324.4	2,334.7	**2,343.8**
Share price						
High		293p	317p	317p	312p	**273p**
Low		188p	271p	271p	201p	**219p**
Average		261p	294p	294p	251p	**239p**

[1] Share of joint venture and associate interest and tax is not included in operating profit under UK GAAP.

[2] Under IFRS, profits/losses on disposal of fixed assets are included in operating profit within exceptional items.

[3] Before exceptional items, acquisition goodwill amortisation (UK GAAP only), acquisition intangible amortisation (IFRS only) and financing fair value remeasurements (IFRS only).

Shareholder information

Analysis of Share Register Categories as at 3 February 2007	Holdings	%	Shares	%
Individuals	28,853	87.83%	53,909,554	2.29%
Bank or Nominees	3,626	11.04%	2,160,632,848	91.59%
Investment Trust	36	0.11%	168,657	0.01%
Insurance Company	23	0.07%	497,720	0.02%
Other Company	280	0.85%	138,527,342	5.87%
Pension Trust	14	0.04%	226,378	0.01%
Other Corporate Body	19	0.06%	5,055,631	0.21%
Total	32,851	100.00%	2,359,018,130	100.00%

Results and financial diary

First quarter results	31 May 2007
Pre-close first half sales	26 July 2007
Interim results	September 2007
Third quarter results	November 2007
Fourth quarter sales	February 2008
Preliminary results	March 2008

Annual General Meeting
Thursday 31 May 2007 at 10.30am at The Hilton London Paddington Hotel, 146 Praed Street, London W2 1EE.

Company Secretary and Registered Office
Helen Jones
Kingfisher plc
3 Sheldon Square
Paddington
London
W2 6PX
Tel: 020 7372 8008

Registrar
Computershare Investor Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol
BS99 7NH

Shareholder Helpline
The Shareholder Helpline is run by Kingfisher's Registrar, Computershare Investor Services PLC, and is available on UK business days between Monday and Friday, 8.30am to 5.00pm. The helpline also offers an automated self-service functionality which is available 24 hours a day, 7 days a week. Using your Shareholder Reference Number, which is on your share certificate or dividend tax voucher, the self-service functionality will allow shareholders to:

- Confirm the latest share price;
- Confirm current share holding balance;
- Confirm payment history;
- Order a Change of Address, Dividend Bank Mandate or Stock Transfer Form.

The number to call is 0870 702 0129.

Registrar's Investor Centre
Investor Centre is a free, secure share management website provided by Kingfisher's Registrars. Managing your shares online means you can access information quickly, securely and minimise postal communications. This service will allow you to:

- View your share portfolio and see the latest market price of your shares;
- Elect to receive your shareholder communications online;
- Calculate the total market price of each shareholding;
- View price histories and trading graphs;
- Update bank mandates and change address details;
- Use online dealing services.

To take advantage of this service, please go to www-uk.computershare.com/investor and enter your Shareholder Reference Number and Company Code. This information can be found on the last dividend voucher or your share certificate.

Global Payments Service
This service provided by Kingfisher's Registrar enables shareholders to have dividend payments paid directly into their bank account in their chosen local currency. To view terms and register, please visit:
www.computershare.com/uk/investor/GPS

Protecting your investment
Kingfisher is legally obliged to make its share register available to the general public. Consequently some shareholders may receive unsolicited mail, including correspondence from unauthorised investment companies.

Over the last year a number of companies have become aware that their shareholders have received unsolicited phone calls or correspondence concerning investment matters. These are typically from overseas-based brokers who target UK shareholders offering to sell what often turn out to be worthless or high risk shares in US or UK investments. They can be very persistent and extremely persuasive. Shareholders are advised to be very wary of any unsolicited advice, offers to buy shares at a discount or offers of free company reports.

If you receive any unsolicited investment advice:

- Make sure you get the correct name of the person and organisation;
- Check that they are properly authorised by the FSA before getting involved. You can check at www.fsa.gov.uk/register;
- The FSA also maintains on its website a list of unauthorised overseas firms who are targeting, or have targeted, UK investors and any approach from such organisations should be reported to the FSA so that this list can be kept up to date and any other appropriate action can be considered. If you deal with an unauthorised firm, you would not be eligible to receive payment under the Financial Services Compensation Scheme. The FSA can be contacted by completing an online form at www.fsa.gov.uk;
- Inform our Registrars on 0870 702 0129.

Details of any share dealing facilities that the Company endorses will be included in Company mailings.

Tips on protecting your shareholding

- Ensure all your certificates are kept in a safe place, or hold your shares electronically in CREST via a nominee;
- Keep all correspondence from the Registrars which shows your shareholder reference number in a safe place, or destroy correspondence by shredding;
- If you change address, inform the Registrars. If you receive a letter from the Registrars regarding a change of address and you have not recently moved, please contact them immediately;
- Know when the dividends are paid and consider having your dividends paid directly into your bank (you will need to fill out a dividend mandate form and send it to the Registrars), thus reducing the risk of the cheque being intercepted or lost in the post. If you change your bank account, inform the Registrars of the details of your new account. Respond to any letters the Registrars send to you about this;
- If you are buying or selling shares, only deal with brokers registered in the UK or in your country of residence.

Change of Address and Bank Mandate Security

Kingfisher's Registrar, Computershare Investor Services PLC, will not register a change of address or change of Bank Mandate instruction unless in writing and signed by the shareholder. They will take any other measures they feel reasonable to protect shareholders from fraudsters.

Low Cost Share Dealing Facilities

Shareholders now have the opportunity to buy or sell Kingfisher shares by telephone or online using a low cost share dealing facility operated by Kingfisher's Registrar, Computershare Investor Services PLC.

Telephone: Commission is 1%, subject to a minimum charge of £15 but stamp duty at 0.5% is payable on purchases. The service is available from 8am to 4.30pm Monday to Friday, excluding bank holidays. Telephone: 0870 703 0084

Internet: Commission is 0.5%, subject to a minimum charge of £15 but stamp duty at 0.5% is payable on purchases.
The service is available to place orders out of market hours. Simply go to www-uk.computershare.com.

Copies of the terms and conditions of both of these services can be obtained by calling 0870 702 0129.

Kingfisher Individual Savings Accounts (ISAS)

Kingfisher ISA Manager, Halifax Share Dealing Limited.
Telephone: 0870 600 9966.

Dividend

Shareholders can elect for dividends to be paid by mandate directly to a UK bank or building society account through the BACSTEL-IP (Bankers' Automated Clearing Services) system. For the benefit of shareholders resident in any of the eurozone countries, the Company offers the option to receive dividends in euro. The Company also offers shareholders a Dividend Reinvestment Plan. For further details, or any queries about the administration of your shareholding, please contact the Company's Registrar by phone, at the address shown or online at www-uk.computershare.com.

Electronic Communications/Electronic Proxy Voting

Kingfisher actively encourages all shareholders to register for the electronic communications service through the eTree™ campaign run by the Registrars and in conjunction with The Woodland Trust. When you register for electronic communications, a tree will be planted on your behalf with the Woodland Trust's 'Tree For All' scheme in a UK area selected for reforestation. This service enables you to save paper, contribute to a greener countryside, and reduce harmful carbon dioxide emissions which impact climate change.

By registering with eTree™, you will be able to:

- Cast your AGM/EGM proxy vote electronically;
- Access details of your individual shareholding quickly and securely online;
- Receive electronic notification via email and the internet of statutory documents such as the Company's financial results, including annual and interim reports and quarterly trading statements.

You can register by visiting www.kingfisher.com/shareholders or www.etreeuk.com and follow the online instructions.

As at March 2007, over 3,300 shareholders have registered for the service which has contributed to the planting of an acre of woodland in the last three years. More information about the programme can be obtained by visiting www.etreeuk.com. For information about the Woodland Trust's 'Tree For All' scheme please go to www.treeforall.org.uk.

CREST Electronic Proxy Voting

The Company will be accepting proxy votes through the CREST Electronic Proxy Voting system.

FSC
FSC – GBR – 795
FSC Trademark © 1996 Forest Stewardship Council A.C.

At B&Q UK around 75% of all timber product lines are Forest Stewardship Council certified.

FSC
Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
Cert no. SGS-COC-1732
www.fsc.org
© 1996 Forest Stewardship Council

Designed by Tor Pettersen & Partners (020 7432 6100). Printed in England by St Ives Westerham Press on Revive Special Silk. This paper is made using a mixture of recycled pulps, fibre from FSC certified forests and fibre from other controlled sources.

Four strategic priorities

Strengthening

B&Q and Castorama's strong leadership positions in the UK and France.

Expanding

proven growth businesses.

Establishing

new opportunities for growth.

Capitalising

on buying scale and international diversity.

Kingfisher plc
3 Sheldon Square, Paddington
London W2 6PX
Telephone: +44 (0)20 7372 8008
www.kingfisher.com

END